FILED PURSUANT TO RULE 424(b)(3)                      REGISTRATION NO. 333-60796
                                  $200,000,000

                       [ORION POWER HOLDINGS, INC. LOGO]

                4.50% Convertible Senior Notes due June 1, 2008
                             ----------------------
     You may convert the convertible notes into shares of common stock of Orion Power Holdings, Inc. at any time prior to their maturity or their redemption by us. The conversion rate is 29.2505 shares per each $1,000 principal amount of convertible notes, subject to adjustment in certain circumstances. This is equivalent to a conversion price of approximately $34.19 per share. On May 31, 2001, the last reported sale price for the common stock on the New York Stock Exchange was $27.35 per share. The common stock is listed under the symbol "ORN".

     We will pay interest on the convertible notes on June 1 and December 1 of each year. The first such payment will be made on December 1, 2001. The convertible notes are equal in right of payment to all of our senior indebtedness. The convertible notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

     On or after June 4, 2004, we have the option to redeem all or a portion of the convertible notes which have not been previously converted, at the redemption prices set forth in the prospectus. You have the option, subject to certain conditions, to require us to repurchase any convertible note held by you in the event of a change in control, as described in the prospectus, at a price equal to 100% of its principal amount plus accrued interest to the date of repurchase.

     Concurrently with this offering of convertible notes, we and certain selling stockholders are offering 13,000,000 shares of common stock. Neither offering is contingent on the other.

     Orion Power Holdings does not intend to apply for listing of the convertible notes on any securities exchange or for inclusion of the convertible notes in any automated quotation system.

      SEE "RISK FACTORS" BEGINNING ON PAGE 9 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING THE CONVERTIBLE NOTES.
                             ----------------------
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ----------------------

                                                              Per Note       Total
                                                              --------       -----
Initial public offering price...............................   100.00%    $200,000,000
Underwriting discount.......................................     2.75%    $  5,500,000
Proceeds, before expenses, to Orion Power Holdings..........    97.25%    $194,500,000

     The initial public offering price set forth above does not include accrued interest, if any. Interest on the convertible notes will accrue from the date of original issuance of the notes, expected to be June 6, 2001.

     To the extent that the underwriters sell more than $200,000,000 principal amount of convertible notes, the underwriters have the option to purchase up to an additional $30,000,000 principal amount of convertible notes at the initial public offering price less the underwriting discount.
                             ----------------------
     The underwriters expect to deliver the convertible notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on June 6, 2001.

GOLDMAN, SACHS & CO.                                  CREDIT SUISSE FIRST BOSTON
                             DEUTSCHE BANC ALEX. BROWN
                                                    MERRILL LYNCH & CO.
                             ----------------------
                         Prospectus dated May 31, 2001.

               INSIDE FRONT COVER PAGE -- DESCRIPTION OF ARTWORK

     Orion Power Holdings' logo appears at top center of page. A list of five development and construction projects is listed on the page along with a picture and brief description of each facility and its development status. These include: (1) the 500 megawatt Ceredo Electric Generating Station; under construction and available for commercial operation in June 2001; a natural gas-fired peaking facility located in West Virginia with its output available for the Midwest wholesale energy market; (2) the 568 megawatt Liberty Electric Generating Station; under construction and available for commercial operation in mid-2002; a natural gas-fired facility located south of Philadelphia, Pennsylvania with its output contracted for a term of 14 years; (3) the 374 megawatt Brunot Island Generating Station; 234 megawatts currently in operation with expansion under construction and available for commercial operation in mid-2002; located in Pittsburgh, Pennsylvania with its output serving Duquesne Light Company and other wholesale customers across the region; (4) the 1,650 megawatt Kelson Ridge Generating Station; currently in advanced development with the first phase available for commercial operation in 2003; a natural gas-fired facility located in Waldorf, Maryland with its output to be contracted or sold to wholesale customers in the Mid-Atlantic energy market; and (5) the 1,800 megawatt Astoria Generating Station; currently 1,265 megawatts in operation with expansion in permitting and the first phase targeted to be completed in 2004; located in New York City, New York with its output to be made available to wholesale customers in the New York City region.

                INSIDE COVER GATEFOLD -- DESCRIPTION OF ARTWORK

     A picture of the New York City skyline by night appears across the page with our mission statement in the bottom right corner. The mission statement reads:

     "Orion Power's mission is to provide competitively priced electric energy and value-added products for wholesale customers, while operating our power stations safely, efficiently, reliably and in an environmentally responsible manner for present and future generations."

                  INSIDE BACK COVER -- DESCRIPTION OF ARTWORK

     Orion Power Holdings logo appears at the top center of the page.

     Underneath the logo, a sentence reads "We are a fast growing non-nuclear electric power generating company operating in the United States."

     At the bottom center of the page is a map of the United States with the location of our facilities and offices highlighted on the map and a brief description of the primary fuel type.

     At the bottom of the page is a bar chart showing "Announced Generation Capacity" detailing our acquisitions and megawatts acquired in March 1998, November 1998, July 1999, August 1999 and April 2000.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the convertible notes being sold in this offering and our consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

                                  OUR COMPANY

     We are a fast-growing electric power generating company committed to delivering a broad range of wholesale energy and related products and services to independent system operators, utilities, municipalities, cooperatives and retail aggregators. We are growing our business by strategically acquiring, developing and modernizing non-nuclear electric generating facilities located in critical locations across the United States and Canada. We approach our business with financial discipline, applying a rigorous and multi-faceted approach to valuing acquisitions and development opportunities, including the strict application of rate of return targets on invested capital. We currently own 80 plants with an aggregate capacity of 5,426 megawatts which we expect to increase to 5,926 megawatts in June 2001 when construction of our Ceredo Generating Station is completed. We also have two other projects under construction with a total capacity of 708 megawatts, with announced plans to develop additional projects with a total capacity of 4,385 megawatts. If we complete our announced projects, we will have an aggregate capacity of almost 11,000 megawatts in operation.

     Our facilities currently in operation are diversified by fuel type and geographically. The tables below set forth the assets owned by our regional operating companies:

                 ORION POWER NEW YORK, L.P. FACILITIES SUMMARY

                                     CAPACITY
               ASSET                   (MW)         FUEL TYPE           LOCATION SERVED
               -----                 --------       ---------           ---------------
Hydroelectric assets...............     650           Water         Central and Northern New
                                                                    York State
Assets located in New York City:
  Astoria Generating Station.......   1,265      Natural Gas/Oil    New York City -- Queens
  Gowanus Generating Station.......     524      Natural Gas/Oil    New York
                                                                    City -- Brooklyn
  Narrows Generating Station.......     271      Natural Gas/Oil    New York
                                                                    City -- Brooklyn
Carr Street Generating Station.....     102      Natural Gas/Oil    East Syracuse, NY
                                      -----
          Total....................   2,812
                                      -----

                  ORION POWER MIDWEST, L.P. FACILITIES SUMMARY

                                     CAPACITY
               ASSET                   (MW)         FUEL TYPE           LOCATION SERVED
               -----                 --------       ---------           ---------------
Avon Lake Generating Station.......     739           Coal          Cleveland, OH
Brunot Island Generating Station...     234      Natural Gas/Oil    Pittsburgh, PA
Ceredo Generating Station*.........     500        Natural Gas      Ceredo, WV
Cheswick Generating Station........     570           Coal          Pittsburgh, PA
Elrama Generating Station..........     487           Coal          Pittsburgh, PA
New Castle Generating Station......     338           Coal          West Pittsburg, PA
Niles Generating Station...........     246           Coal          Youngstown, OH
                                      -----
          Total....................   3,114
                                      -----

          Total Portfolio..........   5,926
                                      =====

---------------
* Expected commercial operation date in June 2001.

     In order to provide a broad range of energy products and services and to better manage electric and fuel commodity risk, we seek to diversify the fuel types of our facilities as set forth in the table below:

                               FUEL TYPE SUMMARY

FUEL TYPE                                               CAPACITY    PERCENTAGE
---------                                               --------    ----------
Coal..................................................   2,297          39%
Natural Gas/Oil (Dual fuel capability)................   1,918          32%
Natural Gas...........................................     668          11%
Fuel Oil..............................................     393           7%
Water.................................................     650          11%
                                                         -----         ---
          Total.......................................   5,926         100%
                                                         =====         ===

     In addition, we manage electric and fuel commodity price risk by attempting to sell a majority of our output forward through long-term and short-term contracts and purchase in advance the associated fuel to match the term of those sales. We target to sell forward approximately 60-75% of our forecasted electric energy output in advance.

     Our executive offices are located at 7 East Redwood Street, 10th Floor, Baltimore, Maryland 21202, and our telephone number is (410) 230-3500. We are incorporated in the State of Delaware. Our principal website is located at www.orionpower.com. The website orionpower.com is an interactive textual reference only, meaning that the information contained on that website, as well as any of our other websites, is not part of this prospectus and is not incorporated in this prospectus by reference.

                              RECENT DEVELOPMENTS

     In April 2001, the third auction of capacity in the New York market was held by the New York Independent System Operator, known as the NY-ISO, relating to the summer 2001 capacity season which runs from May 1 until October 31, 2001. We were successful in selling 2,060 megawatts of capacity from our assets located in New York City into the auction at a price that approximates the price cap of $105 per kilowatt year, for total expected revenue of approximately $108 million, which we will recognize over that period. Additionally, we have continued to sell electricity and purchase the related fuel in the forward markets in New York City, thereby locking-in forward profit margins for a substantial portion of our expected summer 2001 output.

     Ceredo Electric Generating Station, a new 500 megawatt, natural gas-fired facility in Wayne County, West Virginia, is expected to be ready for commercial operation in June 2001. The station consists of six General Electric model 7EA combustion turbines arranged in a simple-cycle, peaking configuration. Ceredo Electric Generating Station will assist in meeting the demand for electric power during times of peak usage in the operating region known as the East Central Area Reliability Council, more commonly referred to as ECAR. The output of this facility will likely be made available for the ECAR energy merchant market and, if needed, to help meet our supply obligations under the provider of last resort contract with Duquesne Light Company.

     In May 2001, we announced that we had accelerated our development plans for the 1,650 megawatt, gas-fired Kelson Ridge Generating Station. The facility will be located in Waldorf, Maryland and will be capable of serving both Washington, DC and Baltimore, Maryland. We expect the initial phase of 1,100 megawatts to be completed in two stages of 550 megawatts each in 2003 and 2004, with the second phase of an additional 550 megawatts to be completed in 2005. The facility is expected to ultimately be composed of three 550 megawatt blocks, each consisting of two combustion turbine units, two heat steam recovery generation units and a steam generator. We have entered into a letter of intent to purchase the four combustion turbines and two steam turbines from Seimens Westinghouse Power Corporation. The output will be committed under contract and/or made available for the Pennsylvania-New Jersey-Maryland Interconnection wholesale energy market, known as PJM.

                                  OUR INDUSTRY

     Total electric generating capacity in the United States is approximately 783,000 megawatts, installed in approximately 3,000 individual facilities with an estimated $223 billion in retail sales. The electric utility industry is currently undergoing substantial change as a result of regulatory initiatives at the federal and state level designed to produce customer choice and encourage competition. At the same time, as a result of recent market volatility in California's power markets, governmental agencies, officials and/or other interested parties in a number of states, including states that had previously adopted laws or regulatory plans providing for future retail electric competition, are urging that deregulation of the retail electric markets in these states be delayed or reconsidered altogether. While we cannot predict the future of deregulation in our markets or the ultimate effect that the changing regulatory environment will have on our business, we continue to believe that the restructuring in the U.S. electric power industry and supply and demand dynamics create attractive growth opportunities in the wholesale electric market.

     One result of the deregulation initiatives has been the divestiture of electric generating assets by regulated utilities. Since 1997, approximately 159,000 megawatts of power generating capacity in the United States have been sold or transferred or are pending sale or transfer by regulated electric utilities. According to published sources, additional megawatts of power generating capacity in the United States will be available for sale or transfer to wholesale power producers in the future. Additionally, numerous unregulated owners and developers of power plants have sold and are expected to continue to sell their assets in the deregulating environment.

     The industry has also witnessed growing consumer demand and increasingly frequent shortages of electricity over the past three years. The summers of 1998, 1999 and 2000 have all been characterized by shortages, brownouts and blackouts across California and in portions of major cities across the U.S. and very high peak prices for electricity in the newly created wholesale electricity markets. We believe that substantial amounts of new electric generating capacity need to be built to relieve the shortage of electricity and replace old and obsolete facilities.

     As a result of these anticipated divestitures by regulated utilities, sales by developers and unregulated owners of power plants and the increased demand for electricity, we believe that the power generation industry offers significant opportunities for investment.

                                  OUR STRATEGY

     Our strategy is to acquire and develop a portfolio of premier non-nuclear generating facilities in the United States and Canada that provide electricity and related products for the regions in which they are located, while seeking to maximize value for our stockholders. Based on the opportunities for investment in our industry, we believe we will be able to grow our business rapidly and become one of the ten largest power generators in the U.S., while maintaining strict financial control. We attempt to have a significant market share in each region in which we choose to compete, and believe we will become a prominent power generator in each of those regions. Our strategy includes the following key elements:

     - Attract and retain talented, entrepreneurial employees;

     - Acquire additional high quality generating assets;

     - Improve the operating performance and lower the operating costs of our assets;

     - Grow through expansion at our facilities and development of new locations;

     - Build strong relationships with local wholesale customers; and

     - Actively manage energy and fuel merchant market risk.

                                  RISK FACTORS

     Before making an investment decision, prospective investors should carefully consider all of the information set forth in this prospectus, and, in particular, should evaluate the factors set forth in "Risk Factors." These risks include the following, among others:

     - We are subject to fluctuations in the prices for fuel and electric products and services, which may impair our cash flow and profitability;

     - The wholesale power industry is rapidly changing and intensely competitive, which may adversely affect our ability to operate profitably;

     - We are subject to stringent government regulation, which may be burdensome or lead to significant costs or liabilities;

     - We may be unable to execute our strategy of acquiring or developing additional power generating facilities, which would adversely affect our ability to grow profitably;

     - We will likely need significant additional financing in order to pursue our strategy, which may include additional equity issuances or borrowings. If we have difficulty obtaining future financing, our ability to execute our strategy may be impaired;

     - Because we have a limited period of operations, you have limited information upon which you can evaluate our business;

     - We expect the price of our common stock to continue to be volatile; and

     - Our convertible notes have no prior public market, and we cannot assure you that any public market will develop or be sustained after this offering.

                          OUR INITIAL PUBLIC OFFERING

     On November 17, 2000, we completed an initial public offering of our common stock. The net proceeds to us from the offering, after underwriting discounts and commissions and other expenses, were $452.5 million, $209 million of which was used to acquire Columbia Electric Corporation. Of the remaining $243.5 million, $100.0 million was used to fund construction of the Ceredo Generating Station, $23.5 million was used for general corporate operating expenses, and $120 million will be used for general corporate purposes, which may include future acquisitions.

                      OUR CONCURRENT COMMON STOCK OFFERING

     Concurrently with this offering, we and certain selling stockholders are offering 13,000,000 shares of common stock, excluding the over-allotment option, in an underwritten public offering. Neither this offering nor our concurrent common stock offering is contingent on the other.

                                  THE OFFERING

Securities offered............   $200,000,000 aggregate principal amount of
                                 4.50% Convertible Senior Notes due June 1,
                                 2008. We have also granted the underwriters an over-allotment option to purchase up to an additional $30,000,000 aggregate principal amount of convertible notes.

Offering price................   100% of the principal amount of the convertible
                                 notes, plus accrued interest, if any, from the date of original issuance of the convertible notes, which we expect to be June 6, 2001.

Interest payable..............   We will pay interest on the convertible notes
                                 semi-annually on June 1 and December 1 of each year, commencing December 1, 2001.

Conversion....................   The convertible notes are convertible at the
                                 option of the holder into shares of our common stock, at any time before the close of business on the business day preceding the maturity date, unless we have previously redeemed or repurchased the convertible notes, at a conversion rate of 29.2505 shares of common stock per $1,000 principal amount of convertible notes. The conversion rate is subject to anti-dilution adjustment in certain events.

Optional redemption by us.....   On or after June 4, 2004, we have the right at
                                 any time to redeem some or all of the
                                 convertible notes at the redemption prices set forth in this prospectus plus accrued and unpaid interest to the redemption date.

Repurchase at the option of
holders upon a change in
  control.....................   If we experience a specified change in control,
                                 a holder of convertible notes will have the right, subject to certain conditions and restrictions, to require us to repurchase, with cash or common stock, some or all of the convertible notes at a price equal to 100% of the principal amount plus accrued and unpaid interest to the repurchase date.

Ranking.......................   The convertible notes are our general unsecured
                                 obligations and will rank equally in right of payment with all of our other unsecured senior debt. The convertible notes will be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of March 31, 2001, our subsidiaries had approximately $2.0 billion of debt outstanding.

Use of proceeds...............   We intend to use the net proceeds we receive
                                 from this offering and our concurrent common stock offering:
                                 - to fund development of Kelson Ridge
                                   Generating Station,
                                 - to repay indebtedness,
                                 - for acquisitions and/or development projects,
                                   and
                                 - for working capital and general corporate
                                   purposes.

Events of default.............   Events of default include:
                                 - failure to pay principal of or premium, if
                                   any, on any of the convertible notes when due;

                                 - failure to pay interest on any of the
                                   convertible notes within 30 days after
                                   payment becomes due;

                                 - failure to perform or comply with certain
                                   covenants in the indenture with respect to the convertible notes, and such failure is not cured within 30 days after we are given notice of such failure;

                                 - failure by us or any of our subsidiaries to
                                   pay when due, or the acceleration of the due date, of more than $25 million of indebtedness for money borrowed;

                                 - certain events of bankruptcy, insolvency or
                                   reorganization of our company; and

                                 - failure to provide the required notice of any
                                   change in control or to pay the repurchase price in connection with a change in control.

Listing of convertible
notes.........................   The convertible notes will not be listed on any
                                 securities exchange or any automated quotation system. Certain of the underwriters have advised us that they currently intend to make a market in the convertible notes. However, they are not obligated to do so, and any such market making may be discontinued at any time at the sole discretion of the underwriters without notice.

Global note; book-entry
system........................   We will issue the convertible notes only in
                                 book-entry form, registered in the name of DTC or its nominee. Purchasers will not receive individually certificated notes. Instead, the convertible notes will be evidenced by a global note, in fully registered form and without coupons, and deposited with the trustee, as custodian for DTC. The interest of any holder in the global note will be shown on, and transfers of that interest will be effected only through, records maintained by DTC and its direct and indirect participants.

Governing law.................   The indenture and the convertible notes will be
                                 governed by the laws of the State of New York.

     The information in this prospectus, unless otherwise specifically stated, is based on the number of shares of common stock outstanding on March 31, 2001. The number of shares:

     - excludes 5,850,100 shares of common stock issuable upon conversion of the convertible notes;

     - excludes any shares of common stock issued by us in our concurrent common stock offering;

     - excludes 12,594,897 shares of common stock issuable upon the exercise of outstanding options and warrants (of which 7,910,750 are exercisable) at a weighted average exercise price of $11.02 per share; and

     - excludes shares of common stock available for issuance upon the exercise of options which may be granted in the future under our 1998 stock incentive plan, as amended.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary consolidated historical financial data set forth below as of December 31, 1998, 1999 and 2000, and for the period from March 10, 1998 (inception) to December 31, 1998, and for the years ended December 31, 1999 and 2000, have been derived from our audited consolidated financial statements. The financial data set forth below as of March 31, 2001, and for the three-month periods ended March 31, 2000 and 2001, have been derived from our unaudited consolidated financial statements. The as adjusted balance sheet data set forth below as of March 31, 2001 reflects the receipt and application of the net proceeds from our sale of convertible notes in this offering and our sale of common stock in our concurrent common stock offering, at the public offering price of $27.35 per share. You should read the information set forth below together with the information under "Selected Consolidated Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes included elsewhere in this prospectus. We have supplied selected capacity and other data set forth below under the caption "Operating Data."

     We have grown rapidly since our inception and have not owned or operated our facilities for a substantial period of time. Accordingly, our historical financial information may not be useful either as a means of understanding our current financial situation or as an indicator of our future results.

                                                     MARCH 10,
                                                        1998               YEAR ENDED                THREE MONTHS
                                                   (INCEPTION) TO         DECEMBER 31,              ENDED MARCH 31,
                                                    DECEMBER 31,    -------------------------   -----------------------
                                                        1998           1999          2000          2000         2001
                                                   --------------      ----          ----          ----         ----
                                                                                                      (UNAUDITED)
                                                                          (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Revenue..........................................     $    314      $   134,074   $   957,569   $  105,506   $  274,251
                                                      --------      -----------   -----------   ----------   ----------
Operating expenses
  Fuel...........................................           --           20,463       437,763       30,666      111,728
  Gain on derivative financial instruments.......           --               --            --           --       (1,521)
  Operations and maintenance.....................           24           22,732        97,607       13,964       27,906
  General and administrative.....................        2,620           16,755        37,082        5,389       12,778
  Taxes other than income tax....................           --           20,785        60,751       13,519       17,786
  Depreciation and amortization..................           94           18,938       103,196       13,050       32,195
  Charge for buyout of operations and maintenance
    contracts with related party.................           --               --        19,000           --           --
                                                      --------      -----------   -----------   ----------   ----------
Total operating expenses.........................        2,738           99,673       755,399       76,588      200,872
                                                      --------      -----------   -----------   ----------   ----------
Operating (loss) income..........................       (2,424)          34,401       202,170       28,918       73,379
Interest expense, net............................         (124)         (23,943)     (153,389)     (14,343)     (47,100)
                                                      --------      -----------   -----------   ----------   ----------
(Loss) income before (benefit) provision for
  income tax.....................................       (2,548)          10,458        48,781       14,575       26,279
Income tax (benefit) provision...................       (1,006)           4,796        20,242        6,281       11,162
                                                      --------      -----------   -----------   ----------   ----------
Net (loss) income................................     $ (1,542)     $     5,662   $    28,539   $    8,294   $   15,117
                                                      ========      ===========   ===========   ==========   ==========
(LOSS) EARNINGS PER AVERAGE COMMON SHARE:
  Basic..........................................     $ (12.94)     $      0.39   $      0.46   $     0.23   $     0.16
                                                      ========      ===========   ===========   ==========   ==========
  Diluted........................................     $ (12.94)     $      0.38   $      0.44   $     0.22   $     0.15
                                                      ========      ===========   ===========   ==========   ==========
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities.............     $ (2,335)     $    10,456   $    (2,756)  $   10,407   $   97,025
Cash flows from investing activities.............      (16,407)      (1,047,167)   (2,113,133)      (2,923)    (116,807)
Cash flows from financing activities.............       20,345        1,113,657     2,173,174       (7,990)      63,207
OPERATING DATA:
Consolidated EBITDA(a)...........................     $ (2,330)     $    53,339   $   305,366   $   41,968   $  105,574
                                                      ========      ===========   ===========   ==========   ==========
Megawatt hours produced during period............        7,283        2,793,689    14,801,420    1,455,173    4,732,913
Net capacity owned at end of period (megawatts)..          102            2,613         5,396        2,613        5,396
OTHER FINANCIAL DATA:
Ratio of earnings to fixed charges(b)............           --             1.40x         1.26x        1.99x        1.37x
Coverage deficiency of earnings to fixed
  charges........................................     $  2,548               --            --           --           --
                                                      ========      ===========   ===========   ==========   ==========

                                                            AS OF DECEMBER 31,             AS OF MARCH 31, 2001
                                                     ---------------------------------   ------------------------
                                                      1998        1999         2000        ACTUAL     AS ADJUSTED
                                                      ----        ----         ----        ------     -----------
                                                                                               (UNAUDITED)
                                                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(c).................................  $ 3,108   $  154,245   $  473,696   $  418,636   $  783,439
Total assets.......................................   20,450    1,252,007    3,870,190    3,941,479    4,312,182
Total debt, including current portion..............    2,593      787,680    2,367,898    2,431,355    2,531,355
Total stockholders' equity.........................   17,068      395,416    1,254,782    1,222,588    1,493,291

---------------
(a) Consolidated EBITDA represents earnings before interest, tax, depreciation and amortization. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles (GAAP) in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

(b) For purposes of calculating the ratios, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and the portion of rental expense we believe represents interest.

(c) Includes cash held in restricted accounts pursuant to our credit facilities of $56.9 million as of December 31, 1999, $283.4 million as of December 31, 2000 and $189.4 million as of March 31, 2001, actual and as adjusted.

                                  RISK FACTORS

     You should carefully consider the risks described below before buying notes in this offering. The risks described in this section are the ones we consider to be material to your decision whether to invest in our notes at this time. If any of the following risks occur, our business, financial condition or results of operations could be materially harmed. In that case, the trading price of our convertible notes could decline, and you could lose all or part of your investment.

RISKS RELATING TO THE WHOLESALE POWER MARKET INDUSTRY

  WE ARE SUBJECT TO FLUCTUATIONS IN THE PRICES FOR FUEL AND ELECTRIC PRODUCTS AND SERVICES, WHICH MAY IMPAIR OUR CASH FLOW AND PROFITABILITY.

     In the absence of or upon expiration of any power sales or fuel procurements agreements, we will seek to sell our products, including energy, capacity and ancillary services, into the competitive wholesale power markets and purchase the associated fuel. The factors that could negatively impact the prices for these products in our markets include:

     - prevailing market prices for fuel oil, coal, natural gas and other fuels used in the generation of electricity, including any associated transportation costs;

     - demand for energy products;

     - increases in the supply of energy products in the wholesale power markets;

     - the extent of transmission capacity or cost of transmission service into, or out of, our markets;

     - changes in the regulatory framework for wholesale power markets;

     - liquidity in the general wholesale electricity market; and

     - weather conditions impacting demand for electricity, and, particularly in the case of our hydroelectric facilities, rainfall.

     In addition, unlike most other commodities, electricity products cannot be easily stored and must be produced concurrently with their use. As a result of these factors, the wholesale power markets are subject to significant price fluctuations over relatively short periods of time and are unpredictable, which may impair our financial position and results of operations.

  THE RULES AND REGULATIONS IN THE VARIOUS REGIONAL MARKET STRUCTURES IN WHICH WE COMPETE ARE SUBJECT TO CHANGE, WHICH MAY IMPACT OUR ABILITY TO COMPETE AND OUR PROFITABILITY.

     The markets in which we operate and intend to operate are subject to significant regulatory oversight and control. In some markets, including the New York area, our operating results are as dependent upon the continuance of the regulatory regime as they are on fluctuations in the market price for electricity. The rules governing these markets are in their infancy and remain subject to change. We cannot assure you that we will be able to adapt our business in a timely manner in response to any changes in the regulatory regimes in which we operate, which could have a material adverse effect on our revenues and costs.

     Differences in the market and regulatory structures in the various regional power markets in which we operate will affect our results of operations and profit margin. An independent system operator administers the New York wholesale power market, and other independent system operators either currently or are predicted to administer most of the other regional wholesale power markets in the United States. A number of changes have recently been approved or proposed for the New York wholesale energy and capacity markets, which will be or could be in place as early as the summer of 2001. For example, the NY-ISO is expected to implement a measure which the NY-ISO refers to as an "Automated Mitigation Procedure," and is also known as a "circuit breaker," under which day-ahead energy bids will be automatically reviewed and, if necessary, mitigated if economic or physical withholding is determined. The New York Public Service Commission has also requested that the Federal Energy Regulatory Commission, known as FERC, lower the currently effective $1,000 bid cap on a regional basis.

     We may also be required to enter different, newly created market structures if our primary customers or regulatory agencies ask us to do so. For example, Duquesne Light Company has considered joining the PJM-West market, a newly created wholesale market that would cover the western portion of the Mid-Atlantic region, as early as December 2001. If Duquesne Light Company, our primary customer in the ECAR Region, joins the PJM-West market, we may enter the newly created wholesale market as well. Additionally, FirstEnergy Corp., in whose control area our Ohio plants are located, has proposed joining the Alliance Regional Transmission Organization. We are not yet able to determine what impact, if any, joining these markets would have on our business or financial prospects.

     Other independent system operators have suggested various forms of cost-based bidding for energy and related services. Any further market rules or regulations that could place a cap on market based pricing could adversely impact our business and results of operations. The independent system operator may also cause us to experience certain problems, such as billing disputes, which may result in delayed or disputed collection of revenues from sales of our products and may increase our earnings volatility. Additionally, any changes in the rules and regulations of state public utility commissions or other regulatory bodies in the other markets in which we compete or may compete in the future may adversely affect our operations and financial condition.

  THE WHOLESALE POWER INDUSTRY IS RAPIDLY CHANGING AND INTENSELY COMPETITIVE, WHICH MAY ADVERSELY AFFECT OUR ABILITY TO OPERATE PROFITABLY.

     The wholesale power industry is characterized by intense competition. A number of our competitors, including domestic and international utilities and other wholesale power generators have more extensive operating experience, larger staffs and/or greater financial resources than we do. In addition, many of the regions in which we operate have implemented or are considering implementing regulatory initiatives designed to increase competition. For example, initiatives encouraging industry deregulation and privatization may cause the disaggregation of vertically integrated utilities into separate generation, transmission and distribution businesses. Moreover, FERC has proposed regulatory changes designed to increase access to transmission grids by utility and non-utility purchasers and sellers of electricity. As a result, a significant number of additional competitors could become active in the generation segment of our industry. This competition may negatively impact our ability to sell energy and related products, which could adversely affect our results of operations and our ability to grow our business.

  WE ARE SUBJECT TO STRINGENT GOVERNMENTAL REGULATION, WHICH MAY BE BURDENSOME OR LEAD TO SIGNIFICANT COSTS OR LIABILITIES.

     Our operations are subject to complex and stringent federal, state and local energy, environmental and other governmental laws and regulations. The acquisition, development and operation of our facilities require numerous permits, approvals and certifications. Further, particularly in relation to our hydroelectric facilities, we periodically need to obtain from FERC new licenses for our facilities. We are subject to regulation by FERC as wholesale energy sellers and to regulation in New York State as an electric corporation. We are continually in the process of maintaining regulatory compliance to operate our facilities. If there is a delay in obtaining required regulatory approval or if we fail to comply with applicable regulations, our business and operations could be adversely affected.

     Before any acquisition or development of a power generation facility may be completed, we must obtain a variety of federal, state and local permits, licenses and approvals, including approval for our financing arrangements in some jurisdictions. The need to obtain these permits, licenses and approvals can have the effect of delaying or increasing the cost of an acquisition or development transaction. If, for any reason, we are not able to obtain all required permits, licenses and approvals, we may not be able to complete a desirable acquisition.

     The regulatory environment applicable to the power generation and distribution industry has recently undergone substantial changes, both on a federal and state level. We are not able to predict whether there will be any further major changes in this regulatory environment, including potential regulation of the rates allowed to be charged and the capital structure of wholesale generating companies such as ourselves, or what the ultimate effect this changing regulatory environment will have on our business. In addition, existing market rules and regulations may be revised or reinterpreted, new laws and regulations may be adopted or become applicable to us or our facilities, and future changes in laws and regulations may have a detrimental effect on our business.

  THE COSTS OF COMPLIANCE WITH EXISTING AND FUTURE ENVIRONMENTAL REGULATIONS COULD ADVERSELY AFFECT OUR CASH FLOW AND PROFITABILITY.

     Costs of compliance with environmental regulations, and in particular emission regulations, could have a material impact on our business, particularly if emission limits are tightened. Environmental laws may limit our ability to operate our facilities at maximum capacity or at all. We expect our facilities to be impacted by significant new restrictions on the emissions of sulfur dioxide, nitrogen oxide, carbon dioxide and other particulates or pollutants, especially our coal-fired facilities. For affected facilities, we plan to make capital expenditures to install new emissions control equipment and may be required to increase the efficiency of existing equipment and/or purchase emissions allowances or cease operating. Environmental laws are subject to change, which may materially increase the amount we must invest to bring our facilities into compliance, or accelerate the time at which these capital expenditures must be made. In addition, recent lawsuits by the Environmental Protection Agency and various states highlight the environmental risks faced by generating facilities in general and coal-fired generating facilities in particular. The current trend towards more stringent environmental regulations could materially affect our cash flow and profitability.

RISKS RELATING TO OUR BUSINESS AND OPERATIONS

  WE MAY BE UNABLE TO EXECUTE OUR STRATEGY OF ACQUIRING OR DEVELOPING ADDITIONAL POWER GENERATING FACILITIES, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO GROW PROFITABLY.

     Our growth depends on our ability to acquire or develop additional facilities. We have been pursuing this strategy for a very limited period of time. Moreover, our growth strategy could place a significant strain on our personnel, management systems and resources.

     The successful achievement of our growth strategy will depend on, among other things, (1) the continuation of the current regulatory environment encouraging or requiring the divestiture of generating facilities, a trend which has slowed recently due to the California energy crisis, and (2) our ability to identify, complete and integrate appropriate acquisition and development opportunities in a competitive environment on acceptable terms. In recent years, the wholesale power industry has been characterized by increased competition for asset purchases and development opportunities. Many facilities are currently being sold through a competitive process, which puts significant emphasis on the price received by the seller.

     We incur expenses investigating and evaluating potential acquisition and development opportunities before we can determine whether they are feasible or economically attractive, including participating in many competitive bidding processes for power generation facilities without any assurance that our bids will be accepted. If we are unable to complete the acquisition or development of a facility on a timely basis, we would generally not be able to recover our investment in the project. If we fail to acquire additional facilities or we acquire additional facilities at prices that are too high or under unfavorable terms or conditions, we would impair the achievement of our business strategy and could negatively affect our ability to generate sufficient cash flow to pay interest on the convertible notes and to meet any other current and future obligations.

  THE DEVELOPMENT AND OPERATION OF OUR FACILITIES INVOLVE RISKS THAT MAY LEAD TO POOR FINANCIAL PERFORMANCE AND IMPACT OUR ABILITY TO MEET OUR OBLIGATIONS AND OUR STOCK PRICE.

     The construction, expansion, refurbishment, maintenance and operation of power generation facilities involve risks relating to the breakdown or failure of equipment or processes, fuel interruption and performance below expected levels of output or efficiency. A significant portion of our facilities were constructed many years ago and may require significant capital expenditures to maintain peak efficiency. In addition, weather related interference, work stoppages and other unforeseen problems may disrupt the development and operations of our facilities and adversely affect our results of operations.

     In particular, the success of our facilities depends on the following:

     - our ability to integrate, operate, manage and properly maintain our assets on an efficient, cost-effective basis;

     - our ability to attract and retain qualified employees with construction and development expertise;

     - negotiation of satisfactory engineering, construction, fuel supply and energy sales contracts;

     - the receipt of all required regulatory and environmental approvals, licenses and permits; and

     - the availability of financing on satisfactory terms.

     While we maintain spare parts in inventory for many critical pieces of equipment and maintain insurance for property damage between $300 million and $610 million per occurrence to protect against operating risks, these protections may not be adequate to cover lost revenues or increased expenses and penalties. As a result, we may not be able to operate our facilities at a level necessary to comply with our supply agreements, which could result in significant losses to us or could limit our ability to produce cash flows sufficient to enable us to meet our obligations, including under the convertible notes.

  WE WILL LIKELY NEED SIGNIFICANT ADDITIONAL FINANCING IN ORDER TO PURSUE OUR STRATEGY, WHICH MAY INCLUDE ADDITIONAL EQUITY ISSUANCES OR BORROWINGS. IF WE HAVE DIFFICULTY OBTAINING FUTURE FINANCING, OUR ABILITY TO EXECUTE OUR STRATEGY MAY BE IMPAIRED.

     In order to execute our business strategy, we will need to incur additional indebtedness at a corporate and/or subsidiary level and/or issue additional equity. We may not be successful in our attempts to raise additional capital on favorable terms, if at all.

     We anticipate approximately $2.5 billion in capital expenditures during the next five years, of which approximately $2.2 billion will be used to complete the construction and development of our announced construction program. This amount also includes approximately $350 million to be spent over the next seven years for compliance with environmental regulations and other regulatory requirements. The regulations are subject to change, which may increase the aggregate amount we must spend on capital projects or accelerate the timing of capital expenditures. This will also increase our need for additional financing.

     While we believe that cash flow from our operations, borrowings under our existing credit facilities and senior notes and the proceeds of this offering and our concurrent common stock offering will provide us with sufficient cash to fund these expenditures, we cannot assure you that these sources will be sufficient.

     It is possible that future indebtedness may include terms that are more restrictive or burdensome than those in our current debt. This may negatively impact our ability to operate our business, or severely restrict or prohibit distributions to us, or otherwise materially affect our ability to meet our obligations, including under the convertible notes. Our ability to arrange debt financing and the costs of such capital depends upon numerous factors, including:

     - credit availability and maintenance of acceptable credit ratings;

     - investor confidence in us and our markets;

     - the success of current projects; and

     - the perceived profitability of new projects.

  BECAUSE WE HAVE A LIMITED PERIOD OF OPERATIONS, YOU HAVE LIMITED INFORMATION UPON WHICH YOU CAN EVALUATE OUR BUSINESS.

     We completed our first acquisition in November 1998 and completed our largest acquisition in April 2000. We have limited experience operating our facilities. Our historical financial statements, therefore, may not be helpful in predicting our future performance.

     Prior to our ownership, these facilities operated as integrated parts of, or sold all of their electric output to, regulated utilities. The utilities, in turn, sold the electric output of these facilities to consumers at prices based on rates set by regulatory authorities. We cannot assure you that we will be successful in operating any of these facilities or any other facilities acquired in the future in a competitive environment where wholesale and retail electricity prices will be determined by market forces.

     As has been the case in our acquisitions to date, it is likely that, when we acquire facilities from utilities, we will not have access to the type of historical financial information that we will report regarding the prior operation of the facilities. As a result, it may be difficult for investors in our securities to evaluate the probable impact of major acquisitions on our financial performance until we have operated the acquired facilities for a substantial period of time.

  THE CONCENTRATION OF OUR SUPPLIERS AND RELIANCE ON A SINGLE CUSTOMER AT OUR FACILITIES EXPOSE US TO FINANCIAL RISKS IF ANY SUPPLIER OR CUSTOMER SHOULD FAIL TO PERFORM ITS OBLIGATIONS.

     We periodically rely on a single supplier for the provision of fuel, water and other services required for operation of a facility. At times we rely on a single customer or a few customers to purchase all or a significant portion of a facility's output, in some cases under long-term agreements that provide support for any project debt used to finance the facility. The financial performance of any facility depends upon the continued performance by customers and suppliers of their contractual obligations and, in particular, on the credit quality of our customers and suppliers.

     The NY-ISO is the principal customer for our assets located in New York City, which in turn, sells our products to load serving entities. The following table sets forth the approximate percentage of our revenues attributed to each of our major wholesale customers for the year ended December 31, 2000:

                          YEAR ENDED DECEMBER 31, 2000
                          ----------------------------

CUSTOMER                                              %
--------                                             ----
NY-ISO...........................................     43%
Duquesne Light Company...........................     30%
Niagara Mohawk Power Corporation.................     10%

     If any one of these customers fails to meet its obligations under these agreements, we may be required to enter the wholesale markets or seek to enter into new contracts for some products in these regions earlier than we currently anticipate, which may materially adversely affect our results of operations.

     Similarly, we have agreed to sell power to Duquesne Light Company at a fixed price through December 2004 and have purchased a substantial portion of our coal supply under fixed price term contracts ranging from one to three years in duration. If any of these coal suppliers fail to meet its obligations under these agreements, whether by reason of force majeure, bankruptcy or similar events, we may be required to enter the wholesale markets to acquire coal at market prices, which may materially adversely affect our results of operations.

     WE MAY NOT BE ABLE TO SUCCESSFULLY IMPLEMENT OUR RISK MANAGEMENT PRACTICES, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     We have been managing risks associated with our hedging of energy and fuel market price volatility in the wholesale power markets for only a limited amount of time. In addition, we do not attempt to hedge all of our future risks. We cannot assure you that our hedging activities will effectively manage this price volatility, and we may not be able to successfully manage the risks associated with wholesale power and fuel markets, including the risk that counterparties may not perform. If we were to fail in this regard, we could have significant losses.

     WE HAVE ENTERED INTO TRANSITION AGREEMENTS IN CONNECTION WITH THE ACQUISITION OF OUR FACILITIES, WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     In connection with the acquisition of our facilities, we entered into contracts with Consolidated Edison, Duquesne Light Company and Niagara Mohawk Power Corporation to sell some or all of our products for a period of time following completion of the respective acquisitions. Two of these contracts remain in effect. We currently sell all of our energy output from our hydroelectric assets to Niagara Mohawk Power Corporation and a substantial portion of our energy and ancillary services from our assets located in Ohio and Pennsylvania to Duquesne Light Company. As a result of these agreements, we do not benefit fully from any increases in the wholesale price of energy, capacity and ancillary services until these contracts expire. In 2000, approximately 49% of our revenue resulted from sales under these three agreements. We may also be exposed to other financial risks, including rising fuel or other costs, under the contracts. We recently extended our supply agreement with Niagara Mohawk Power Corporation through September 2004 and, in December 2000, we extended our provider of last resort contract with Duquesne Light Company through December 2004. We may seek to enter into further supply contracts with respect to the output of our facilities following termination of these contracts, but we may not be successful in doing so. In the case of future acquisitions and development projects, we also cannot assure you that we will be able to secure any commitments to purchase any or all of our output for any specified period of time.

  WE HAVE AGREED TO PROVIDE ALL OF THE ENERGY REQUIRED BY DUQUESNE LIGHT COMPANY TO SATISFY ITS PROVIDER OF LAST RESORT OBLIGATION, WHICH COULD RESULT IN SIGNIFICANT LOSSES TO US.

     Duquesne Light Company is obligated to supply electricity at predetermined tariff rates to all retail customers in its existing service territory who do not select another electricity supplier. We are committed to provide 100% of the energy that Duquesne Light Company needs to meet this obligation under a contract that we refer to as the provider of last resort contract, that was recently extended through December 2004. If our obligation under this contract exceeds our own energy production levels, we would be forced to buy additional energy from the market at prevailing market prices and, in certain cases where we failed to deliver the required amount, we could incur penalties during periods of peak demand of up to $1,000 per megawatt hour. If this situation were to occur even for a brief period of time during periods of peak energy prices, we could suffer substantial losses that could materially adversely affect our results of operations for an entire fiscal year. For example, if one of our larger facilities were shut down completely during a period of peak demand, with market prices at $1,000 per megawatt hour, the cost of procuring replacement power could exceed $14 million per day. We incurred substantial costs in order to hedge a portion of this risk for the past summer and may do so again in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Market Risks" and "Business -- Orion Power MidWest, L.P. -- Provider of Last Resort Contract."

  CHANGES IN THE MARKET PRICES AND AVAILABILITY OF FUEL SUPPLIES TO GENERATE ELECTRICITY MAY INCREASE OUR COST OF PRODUCING POWER, WHICH COULD ADVERSELY IMPACT OUR PROFITABILITY AND FINANCIAL PERFORMANCE.

     The market prices and availability of natural gas, coal and oil fluctuate. Any price increase, delivery disruption or reduction in the availability of these commodities could affect our ability to operate our facilities and impair our cash flow and profitability. The provider of last resort contract with Duquesne Light Company may require us to operate the assets located in Ohio and Pennsylvania even if a dramatic increase in the price of coal makes it economically unattractive to do so. We may be subject to further exposure if any of our future acquisitions are concentrated in natural gas, coal or oil-fired facilities. We may not be successful in our efforts to mitigate our exposure to supply and price swings.

     Delivery of the natural gas to each of our natural gas-fired facilities typically depends on a single gas distributor, usually the natural gas utility for that location. As a result, we are subject to the risk that a natural gas distributor suffers disruptions or curtailments in its ability to deliver the natural gas to us or that the amounts of natural gas we are permitted to request are curtailed. Any disruptions and/or curtailments could materially adversely affect our ability to operate natural gas-fired generating facilities.

  WE MAY INCUR SUBSTANTIAL COSTS IF OUR SUPPLY OF WATER IS IMPAIRED.

     Hydroelectric plants require continuous water flow for their operation. Accordingly, we are subject to the risk that a drought or other water flow impairment may limit our ability to produce and market electricity from these facilities. We have agreed with Niagara Mohawk Power Corporation to provide electricity totaling at least 2.2 million megawatt hours each year (within quarterly targets) until September 30, 2001. If we fail to provide the minimum amount we are required to during any quarter, we will have to pay Niagara Mohawk its replacement costs. In the third and fourth quarters of 1999, we failed to meet the minimum threshold due to an extended drought in New York State. This resulted in additional net costs of $1.2 million for the year. We have extended our supply agreement with Niagara Mohawk Power Corporation through September 2004. Under this supply agreement extension, there are no minimum thresholds for delivery nor are there provisions for associated penalties.

  WE MAY BE LIABLE FOR SIGNIFICANT ENVIRONMENTAL COSTS RELATING TO OUR ACQUISITIONS.

     Some of the acquisition agreements that we have entered into have required that we assume specified pre-closing liabilities, primarily related to environmental and employee matters. We have recorded a liability of approximately $9.2 million, on an undiscounted basis, for estimated costs of environmental remediation in connection with our acquisition of the hydroelectric assets and the assets located in New York City, and a liability of approximately $4.8 million, on an undiscounted basis, in connection with our acquisition of the assets located in Ohio and Pennsylvania. We recorded the liabilities based on valuations performed by independent environmental liability assessment experts. In conjunction with these valuations, we have developed remediation plans for the known liabilities. There can be no assurance that the actual costs of compliance and remediation will not be significantly higher than our recorded liability. We are likely to be required to assume these types of liabilities, as well as others, in connection with future acquisitions. As a result, we may be liable for significant environmental remediation costs and other liabilities arising from the operation of our facilities by prior owners, which could materially adversely affect our cash flow and operations.

  WE RELY ON TRANSMISSION LINES THAT WE DO NOT OWN OR CONTROL, WHICH MAY HINDER OUR ABILITY TO DELIVER OUR PRODUCTS.

     We depend on transmission and distribution facilities owned and operated by utilities and other power companies to deliver the electric power products and services we generate to our customers, who in turn deliver these products to the ultimate consumers of the power. If transmission is disrupted, our ability to sell and deliver our products may be hindered, which could materially affect our cash flow and profitability.

  OUR OPERATING RESULTS MAY FLUCTUATE ON A SEASONAL AND QUARTERLY BASIS.

     Electric power generation frequently is a seasonal business. Consequently, our overall operating results in the future may fluctuate substantially on a seasonal basis, and the pattern of this fluctuation may change depending on the nature and location of any facilities we acquire and the terms of any contract to sell electricity that we may enter into. Our quarterly results of operations will be substantially dependent on weather conditions, and may make period comparisons less relevant.

  IF A CHANGE IN CONTROL OCCURS, IT MAY NEGATIVELY AFFECT OR ALLOW TERMINATION OF SEVERAL OF OUR IMPORTANT AGREEMENTS.

     If a change of control occurs, several of our important agreements may be negatively affected or terminated, including the employment contracts of our key officers and directors. A change of control constitutes an event of default under each of our credit facilities, except the Liberty Electric credit facility, which would permit the lenders under those credit facilities to exercise remedies, including accelerating the outstanding indebtedness and prohibiting any future distributions by our subsidiaries to us. In addition, following a change of control, each holder of our senior notes and our convertible notes being offered in this offering may require us to purchase all or a portion of that holder's notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest, for the senior notes and 100% of the principal amount, plus accrued and unpaid interest, for the convertible notes. We cannot assure you that we will have the financial resources necessary to repay our indebtedness or repurchase any of these notes upon a change in control.

  WE ARE CONTROLLED BY A LIMITED NUMBER OF STOCKHOLDERS, AND THERE MAY BE CONFLICTS OF INTEREST BETWEEN THESE STOCKHOLDERS AND OUR PUBLIC STOCKHOLDERS.

     Upon completion of our concurrent common stock offering, GS Capital Partners II, L.P. and affiliated investment partnerships collectively will beneficially own approximately 33% of our outstanding common stock or, if all the convertible notes are converted and all the outstanding warrants are exercised, 35%. In addition, Constellation Enterprises, Inc., several affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. will beneficially own approximately 27% of our outstanding common stock or, if all the convertible notes are converted and all the outstanding warrants are exercised, 25%. As a result of their stock ownership, each of our significant stockholders, individually or in conjunction with one or more other stockholders, may be deemed to be able to exercise control over at least some of our activities, including election of directors, approval of significant corporate transactions, our dividend policy and access to capital.

     Each of our significant stockholders, together with its affiliates, has other business activities and interests in addition to its ownership position in us. It is possible that the significant stockholders may exercise their control in ways that serve their individual interests but do not serve the best interests of our other stockholders or the noteholders. It is also possible that conflicts or disagreements among the stockholders regarding the proper course for us may make it difficult for us to take action important to the achievement of our goals.

     GS Capital Partners II, L.P. is controlled by an affiliate of one of the lead underwriters, Goldman, Sachs & Co. Goldman Sachs is a global investment banking and securities firm that engages in many activities that could give rise to conflicts with our interests. For example:

     - Goldman Sachs serves as a financial advisor to electric and gas utility companies, power generation and energy trading companies and as such assists these companies in raising capital or developing business and financial strategies that may involve competition with us or give these companies an advantage in competing with us.

     - Goldman Sachs or its affiliates may compete directly with us and Goldman Sachs has no agreement with us that would prevent it from doing so. Goldman Sachs and its affiliates, including GS Capital Partners II, L.P., regard the investment in us as a financial investment.

     - Goldman Sachs and its affiliates may, from time to time, own significant investments in companies that compete with us, and directors, officers or employees of Goldman Sachs or its affiliates may serve as directors or advisors to these competitors.

     - An affiliate of Goldman Sachs currently serves as advisor to Constellation Power Source, an affiliate of Constellation Enterprises, for power marketing and related risk management services and receives a portion of the profits of that activity as compensation. Goldman Sachs has been providing these advisory services exclusively to Constellation Power Source. On October 22, 2000, an affiliate of Goldman Sachs entered into an agreement with Constellation Energy Group, Inc., the parent of Constellation Enterprises that provides that upon closing, the Goldman Sachs affiliate will acquire up to a 17.5% interest together with warrants in Constellation Energy Group's merchant energy businesses in return for Goldman Sachs' investment of $250 million and contribution of certain assets that are related to the power marketing and trading business. In addition, the existing advisory service arrangements will terminate. Constellation Energy Group's merchant energy businesses, which include Constellation Power Source, engage in power generation, power marketing and trading activities. One Goldman Sachs employee is a director of Constellation Energy Group. Two Goldman Sachs employees are expected to become directors of the parent company of Constellation Energy Group's merchant energy business, which is expected to become a separate publicly traded company. Goldman Sachs' investment represents an exclusive North American power business arrangement, with certain exclusions that include our business as well as Goldman Sachs' other merchant banking activities.

     Constellation Enterprises currently owns approximately 19% of our outstanding shares of common stock (approximately 16% following our concurrent common stock offering, assuming no exercise of the underwriters' over-allotment option). Constellation Energy Group, Inc. develops, owns and operates generation, transmission and other distribution assets, and markets and trades power products and related fuels throughout North America. We expect that Constellation Energy Group will continue to compete with us, and there are no restrictions on their ability to do so.

  THE SUBSTANTIAL OWNERSHIP INTEREST IN US BY CERTAIN OF OUR STOCKHOLDERS COULD HINDER OUR ABILITY TO OBTAIN GOVERNMENTAL APPROVAL FOR FUTURE ACQUISITIONS OR ENTER ADDITIONAL MARKETS.

     Because Constellation Enterprises and private investment partnerships affiliated with Goldman Sachs have, and will continue to have, a substantial ownership of our shares following this offering, antitrust regulations and government agencies responsible for assuring competition in the markets in which we participate, or may wish to participate in the future, may attribute ownership of Constellation Enterprises' or Goldman Sachs' assets to us for purposes of considering competitive effects of possible acquisitions or other transactions. For example, when we acquire generating assets in the United States, we may need to obtain approval from FERC, depending upon whether other facilities, such as generator leads, step-up transformers or filed tariffs, are transferred with the generating assets. FERC evaluates approvals for acquisitions such as these by analyzing, among other things, the transaction's effect on competition. If we were to seek to acquire assets in a market in which our stockholders had business activities or other ownership interests and our acquisition required FERC approval, FERC could attribute our stockholders' interests to us when evaluating the effect on competition thus attributing to us a larger share of the market. Some of our future acquisitions also may require approval from state regulators, and some states, like FERC, will consider the competitive effects of a transaction as part of the approval process. Finally, our transactions are typically subject to the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Department of Justice and/or the Federal Trade Commission may attribute the ownership of our stockholders' assets to us in preparing their competitive analysis of our transactions. This could limit or delay our ability to make acquisitions in markets in which Constellation Enterprises or Goldman Sachs has or obtains a significant market presence.

     In addition to affecting our ability to acquire assets in some markets, our stockholders' business activities and other ownership interests could impair our ability to sell electricity at market based rates. FERC authorization is required to sell electricity and electricity-related products at market based rates in wholesale markets. FERC allows generators, like us, to sell electricity at market based rates if the seller and its affiliates do not have, or have adequately mitigated, market power in generation and transmission and cannot erect other barriers to entry. In order for an affiliate of a transmission-owning public utility to demonstrate the absence or mitigation of market power, the public utility must have on file with FERC an open access transmission tariff for the provision of comparable services. FERC also considers whether there is evidence of affiliate abuse and/or reciprocal dealing. To the extent that Constellation Enterprises or Goldman Sachs owns or obtains generation or transmission assets, or controls a key input to generation, such as fuel, such that it is able to erect barriers to entry in a particular geographic market, our ability to transact business in that market at market based rates could be limited.

  WE HAVE SUBSTANTIAL INDEBTEDNESS, WHICH RESTRICTS OUR ACTIVITIES AND COULD AFFECT OUR ABILITY TO MEET OUR OBLIGATIONS.

     We incur substantial indebtedness to finance our acquisitions. As of March 31, 2001, we had total indebtedness of approximately $2.4 billion, with approximately $28.9 million available for future borrowings under our revolving credit facility and $28.9 million available for future borrowings under our subsidiaries' various working capital facilities.

     Our substantial indebtedness has important consequences to you. For example, it:

     - requires us to dedicate a substantial portion of our operating subsidiaries' cash flow to payments on our indebtedness, which reduces the amount of cash flow available to fund working capital, capital expenditures, future acquisitions and other corporate requirements;

     - increases our vulnerability to general adverse economic and industry conditions due to our reduced liquidity and increased need to generate sufficient cash flow to meet our payment obligations;

     - limits our ability to borrow additional funds, which may hinder our ability to execute our growth strategy or to respond to adverse changes in governmental regulation;

     - places us at a disadvantage to our less leveraged competitors who may be more able to capitalize on business opportunities and to react to competitive pressures; and

     - subjects us to financial and other restrictive covenants, which, if not complied with, could result in an event of default and acceleration of our debt.

     Our ability to meet our payment obligations under our debt or to fund capital expenditures depends on our performance. Our performance is subject to regulatory, economic, financial, competitive, legislative and other factors that are beyond our control. We cannot provide you with any assurance that our cash flow from operations will enable us to meet all of our payment obligations under our debt, including the convertible notes, or to fund our other liquidity needs.

  WE WILL NEED TO REFINANCE THE INDEBTEDNESS UNDER OUR BANK CREDIT FACILITIES WHEN THIS INDEBTEDNESS BECOMES DUE.

     The following table summarizes our outstanding bank credit facilities and maturity dates as of March 31, 2001:

SOURCE                                        AMOUNT OUTSTANDING   FINAL MATURITY DATE
------                                        ------------------   -------------------
Orion Power New York, L.P. Credit
  Facility..................................    $  647 million        December 2002
Orion Power MidWest, L.P. Credit Facility...    $1,186 million         October 2002
Revolving Credit Facility...................                --        December 2002
Liberty Electric Credit Facility............    $  198 million           April 2026

     The amounts outstanding above, with the exception of the revolving credit facility, include letters of credit that have been posted on our behalf under the credit facilities. We will need to refinance these bank credit facilities when they become due, which may require regulatory approvals. We cannot assure you that we will be able to refinance these bank credit facilities on commercially reasonable terms, or at all, which could have a material adverse affect on our financial condition. Each of the credit facilities of Orion Power New York, L.P., Orion Power MidWest, L.P. and Liberty Electric Power, LLC is secured by substantially all of the assets of the applicable borrower. If we are unable to refinance these credit facilities, we may be forced to default on our debt obligations.

  WE MAY NOT BE ABLE TO SERVICE OUR CORPORATE-LEVEL INDEBTEDNESS BECAUSE OF OUR HOLDING COMPANY STRUCTURE, WHICH COULD CAUSE US TO DEFAULT ON OUR DEBT.

     Our subsidiaries conduct substantially all of our operations. We depend upon cash dividends and distributions or other transfers from our subsidiaries to service our corporate-level debt and maintain our cash flow. The debt agreements of each of our subsidiaries provide that the maximum amount of dividends or distributions from the subsidiary to us may not exceed $100 million over the life of the facility for the subsidiary holding our assets located in New York and $175 million over the life of the facility for the subsidiary holding our assets located in Ohio and Pennsylvania. Our subsidiaries are separate and distinct legal entities that have no obligation, contingent or otherwise, to pay any amounts due under our indebtedness or to make any funds available to us, whether by dividends, loans or other payments, and they do not guarantee the payment of our corporate-level indebtedness. In addition, under our revolving credit facility, we are required to reduce all borrowings, other than letters of credit, under the facility to zero each year for a period of at least 15 consecutive days.

     Our bank credit agreements contain customary events of default as well as matters which are beyond our control. If any event of default occurs, the banks under the credit agreements would be entitled to prevent distributions to us, accelerate the repayment of the entire outstanding balance or implement other remedies. This would prohibit our operating subsidiaries from distributing any future cash flow to us, which would materially impair our ability to meet our obligations.

RISKS RELATING TO THE OFFERING

  WE EXPECT THE PRICE OF OUR COMMON STOCK TO CONTINUE TO BE VOLATILE.

     The market price for our common stock has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

     - announcements of developments related to our business;

     - fluctuations in our results of operations;

     - sales of substantial amounts of our securities into the marketplace;

     - general conditions in our industry or the worldwide economy;

     - an outbreak of war or hostilities;

     - a shortfall in revenues or earnings compared to securities analysts' expectations;

     - changes in analysts' recommendations or projections; and

     - announcements of new acquisitions or development projects by us.

     The market price of our common stock may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices. The trading price of the convertible notes is, in part, a function of the market price of our common stock.

  THE MARKET PRICE OF OUR SECURITIES MAY DECLINE AS A RESULT OF SUBSTANTIAL SALES OF OUR COMMON STOCK AFTER THIS OFFERING.

     Upon the completion of our concurrent common stock offering, assuming no exercise of the underwriters' over-allotment option, we will have outstanding 103,483,003 shares of common stock. The 27,500,000 shares of common stock that we sold in our initial public offering, the 13,000,000 shares of common stock sold in our concurrent common stock offering and the 5,850,100 shares of common stock issuable upon conversion of the convertible notes sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering and our concurrent common stock offering, approximately 62,987,003 shares of our common stock will be "restricted securities" as that term is defined in Rule 144 and will be subject to 90-day lock up agreements restricting their resale. In addition, existing stockholders holding approximately 62,986,553 shares of common stock and all of our warrants have the right to require us to register their shares under the Securities Act. As restrictions on resale end or as these stockholders exercise their registration rights, the market price of our stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

  OUR CHARTER DOCUMENTS, RIGHTS AGREEMENT AND DELAWARE LAW MAY INHIBIT A TAKEOVER AND LIMIT OUR GROWTH OPPORTUNITIES, WHICH COULD CAUSE THE MARKET PRICE OF OUR SHARES TO DECLINE.

     Our certificate of incorporation, bylaws and rights agreement, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions apply even if the offer may be considered beneficial by some stockholders. If a change of control or change in management is delayed or prevented, the market price of our shares could decline. Our certificate of incorporation prohibits us from engaging in any activities that will subject us to regulation under the Public Utility Holding Company Act without the consent of Goldman, Sachs & Co. until Goldman, Sachs & Co. and its affiliates own less than 5% of our outstanding voting securities. This provision may limit our growth strategy, which could adversely affect our results of operations.

RISKS RELATED TO THE CONVERTIBLE NOTES

  OUR CONVERTIBLE NOTES HAVE NO PRIOR PUBLIC MARKET, AND WE CANNOT ASSURE YOU THAT ONE WILL DEVELOP OR BE SUSTAINED AFTER THE OFFERING.

     Prior to this offering, there has been no trading market for the convertible notes. Although certain of the underwriters have advised us that they currently intend to make a market in the convertible notes, they are not obligated to do so and may discontinue their market-making activities at any time, at their sole discretion and without notice to us. Consequently, we cannot assure you that any market for the convertible notes will develop or, if one does develop, that it will continue for any period of time. If an active market for the convertible notes fails to develop or continue, this failure could adversely affect the trading price of the convertible notes. We do not intend to apply for listing of the convertible notes on any securities exchange or automated quotation system.

     Because Goldman, Sachs & Co. is an affiliate of ours, it will not be permitted under the rules of the New York Stock Exchange to solicit, or make recommendations regarding, the purchase or sale of our convertible notes or common stock. This could affect the liquidity of, the trading markets for, or investor interest in, our convertible notes or common stock, which could adversely affect the price at which our shares trade.

  THE CONVERTIBLE NOTES ARE STRUCTURALLY SUBORDINATED TO THE OBLIGATIONS OF OUR SUBSIDIARIES.

     Because we are a holding company and our assets consist primarily of our equity interests in our operating subsidiaries, our obligations on the convertible notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our operating subsidiaries. At March 31, 2001, we and our operating subsidiaries had approximately $2.4 billion principal amount of long-term indebtedness, of which $2.0 billion was secured, and approximately $220 million of current liabilities ranking senior to our equity interests in our operating subsidiaries.

     We cannot assure you that, in the event of our dissolution, liquidation, reorganization or winding up, you will receive any portion of your initial investment.

  WE MAY NOT HAVE SUFFICIENT FUNDS TO PURCHASE ANY CONVERTIBLE NOTES UPON A CHANGE IN CONTROL.

     There is no sinking fund with respect to the convertible notes, and at maturity the entire outstanding principal amount of the convertible notes will become due and payable. In addition, if we experience a change in control of the type described under "Description of Convertible Notes," you may require us to repurchase all or a portion of your convertible notes prior to maturity. We cannot assure you that we will have sufficient funds or that we will be able to arrange for additional financing to repay the convertible notes at maturity or to repurchase the convertible notes tendered to us following a change in control. Under the terms of the indenture relating to the convertible notes, we may elect, subject to certain conditions, to pay the repurchase price with shares of common stock. Our failure to repurchase any tendered convertible notes or to repay the convertible notes upon maturity would constitute an event of default under the indenture and, upon acceleration of the convertible notes in accordance with the indenture, would cause a default under the terms of our bank credit agreement.

  FORWARD-LOOKING STATEMENTS REGARDING TRANSACTIONS MAY NOT BE CORRECT WHICH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks and relate to future events, our future financial performance or our projected business results. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology.

     Forward-looking statements are only predictions. Actual events or results may differ materially from any forward-looking statement as a result of various factors. These factors include:

     - political, legal and economic conditions and developments in the United States;

     - state, federal and other legislative and regulatory initiatives affecting the electric utility industry, including rate regulation, deregulation and restructuring initiatives;

     - changes in the environmental and other laws and regulations to which we are subject, or the application thereof;

     - the extent and timing of the entry of additional competition in our markets;

     - the performance of projects undertaken;

     - our ability to execute our strategy of acquiring or developing additional power generating facilities;

     - our ability to obtain the significant future financing our growth strategy will likely require, whether through equity issuances or borrowings;

     - fluctuations in the prices for electric products and services;

     - financial market conditions, changes in commodity prices and interest rates, and weather and other natural phenomena; and

     - other factors including the risks outlined under "Risk Factors."

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     We estimate that our net proceeds from our sale of convertible notes in this offering will be approximately $194.1 million (approximately $223.3 million if the underwriters' over-allotment option is executed in full), after deducting underwriting discounts and commissions and our estimated offering expenses. In addition, we expect to receive net proceeds of $270.7 million from our concurrent common stock offering, at the public offering price of $27.35 per share and after deducting underwriting discounts and commissions and our estimated offering expenses.

     We expect to use approximately $200 million of the net proceeds of this offering and our concurrent common stock offering to develop a new electric power generating facility, Kelson Ridge Generating Station. See
"Business -- Construction and Development." Approximately $100 million of the net proceeds of these offerings will be used to repay indebtedness outstanding under the Orion Power Midwest, L.P. Credit Facility, which bears a floating rate of interest equal to 7.698% as of April 30, 2001. The facility, which totals approximately $1.2 billion, matures in October 2002. The balance of the net proceeds of the offerings is expected to be used for acquisitions and/or development projects and for general corporate purposes and working capital requirements.

     Although we regularly review potential acquisitions, we currently have not entered into any binding commitments or agreements with respect to any transactions. Until we use the net proceeds as described above, we plan to invest them in short-term, interest-bearing, investment grade securities.

                             COMMON STOCK OFFERING

     Concurrently with this offering, we and certain selling stockholders are offering 13,000,000 shares (14,950,000 if the underwriters' over-allotment option is exercised in full) of common stock, in an underwritten public offering. The shares of common stock will be offered pursuant to a separate prospectus. Neither this offering nor the concurrent common stock offering is contingent on the other.

                          PRICE RANGE OF COMMON STOCK

     Our common stock began trading on the NYSE on November 14, 2000 under the symbol "ORN." Before that date, no public market for our common stock existed. The information set forth in this prospectus has been adjusted to give effect to a 100-for-one split of our common stock which was effected August 10, 2000. Set forth below are the high and low sales prices per share of our common stock as reported on the NYSE Composite Tape.

                                                          HIGH        LOW
                                                          ----        ---
FISCAL YEAR ENDED DECEMBER 31, 2001
Quarter ended:
  June 30, 2001 (through May 31, 2001).................  $34.000    $26.650
  March 31, 2001.......................................  $32.750    $19.625

FISCAL YEAR ENDED DECEMBER 31, 2000
Quarter ended:
  December 31, 2000 (commencing November 14, 2000).....  $24.750    $16.310

     On May 31, 2001, the last reported sales price of our common stock on the NYSE was $27.35 per share. As of May 1, 2001, there were approximately 30 shareholders of record. We believe there are approximately 6,500 beneficial owners of our common stock.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, our senior notes and credit facilities limit our ability to pay cash dividends.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2001. Our capitalization is presented:

     - on an actual basis;

     - on an as adjusted basis to reflect the receipt and application of the estimated net proceeds from the sale of convertible notes in this offering; and

     - on an as further adjusted basis to reflect the receipt and application of the estimated net proceeds to us of $270.7 million from the concurrent common stock offering, at the public offering price of $27.35 per share. See "Use of Proceeds."

     You should read the information in this table together with our consolidated financial statements and the related notes and with "Selected Consolidated Financial and Operating Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                        AS OF MARCH 31, 2001
                                             -------------------------------------------
                                                                           AS FURTHER
                                                          AS ADJUSTED   ADJUSTED FOR THE
                                                           FOR THIS       COMMON STOCK
                                               ACTUAL      OFFERING         OFFERING
                                               ------     -----------   ----------------
                                                       (DOLLARS IN THOUSANDS)
LONG-TERM DEBT OBLIGATIONS, INCLUDING
  CURRENT PORTION:
  Orion Power New York, L.P. Credit
     Facility(a)...........................  $  646,557   $  646,557       $  646,557
  Orion Power MidWest, L.P. Credit
     Facility(b)...........................   1,186,137    1,186,137        1,086,137
  Revolving Credit Facility(c).............          --           --               --
  12% senior notes due 2010................     400,000      400,000          400,000
  Liberty Electric Credit Facility(d)......     198,400      198,400          198,400
  Convertible notes........................          --      200,000          200,000
  Other notes payable......................         261          261              261
                                             ----------   ----------       ----------
          Total long-term debt, including
            current portion................   2,431,355    2,631,355        2,531,355
                                             ----------   ----------       ----------
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value, 200,000,000
     shares authorized, 93,095,926 shares
     issued and outstanding, actual and as
     adjusted, and 103,483,003 shares
     issued and outstanding, as further
     adjusted..............................         931          931            1,035
  Additional paid-in capital...............   1,230,467    1,230,467        1,501,066
  Deferred compensation(e).................      (2,960)      (2,960)          (2,960)
  Notes receivable.........................      (6,007)      (6,007)          (6,007)
  Accumulated other comprehensive income...     (47,619)     (47,619)         (47,619)
  Retained earnings........................      47,776       47,776           47,776
                                             ----------   ----------       ----------
          Total stockholders' equity.......   1,222,588    1,222,588        1,493,291
                                             ----------   ----------       ----------
          Total capitalization.............  $3,653,943   $3,853,943       $4,024,646
                                             ==========   ==========       ==========

---------------
(a) This credit facility provides for a $700 million acquisition facility and a $30 million working capital facility, of which $10 million is used to post a letter of credit for an indirect wholly owned subsidiary. As of March 31, 2001, $53 million has been permanently repaid and cannot be reborrowed.

(b) This credit facility provides for a $1.11 billion acquisition facility and a $90 million working capital facility, of which $10 million is used to post a letter of credit for a wholly owned subsidiary.

(c) This credit facility provides for up to $75 million in working capital loans or letters of credit.

(d) This credit facility provides for a $334 million construction facility, including a $5 million working capital facility, of which $5 million is available to post letters of credit.

(e) As part of our employees' stock option agreements, certain employees received options to acquire shares of our common stock at the time of each acquisition. Certain employees received these options at exercise prices that were determined when they commenced employment, which was less than the fair value of the common stock at the date of issuance of the options. We recognized deferred compensation for any difference between exercise price and fair value.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following tables present our selected consolidated financial data. The information set forth below should be read together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and the notes to those statements included in this prospectus. Our financial data for the period March 10, 1998 (inception) to December 31, 1998 and the years ended December 31, 1999 and 2000, and as of December 31, 1998, 1999 and 2000, are derived from our audited consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants. The balance sheet data as of March 31, 2001, and statement of income and cash flows data for the three months ended March 31, 2000 and 2001, are derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements which appear elsewhere in this prospectus and include all adjustments, which are normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The historical results presented are not necessarily indicative of future results. We have supplied selected capacity and other data set forth below under the caption "Operating Data."

                                                    MARCH 10,                                       THREE MONTHS
                                                       1998               YEAR ENDED                    ENDED
                                                  (INCEPTION) TO         DECEMBER 31,                 MARCH 31,
                                                   DECEMBER 31,    -------------------------   -----------------------
                                                       1998           1999          2000          2000         2001
                                                  --------------      ----          ----          ----         ----
                                                                                                     (UNAUDITED)
                                                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Revenue.........................................     $    314      $   134,074   $   957,569   $  105,506   $  274,251
                                                     --------      -----------   -----------   ----------   ----------
Operating expenses:
  Fuel..........................................           --           20,463       437,763       30,666      111,728
  Gain on derivative financial instruments......           --               --            --           --       (1,521)
  Operations and maintenance....................           24           22,732        97,607       13,964       27,906
  General and administrative....................        2,620           16,755        37,082        5,389       12,778
  Taxes other than income tax...................           --           20,785        60,751       13,519       17,786
  Depreciation and amortization.................           94           18,938       103,196       13,050       32,195
Charge for buyout of operations and maintenance
  contracts with related party..................           --               --        19,000           --           --
                                                     --------      -----------   -----------   ----------   ----------
Total operating expenses........................        2,738           99,673       755,399       76,588      200,872
                                                     --------      -----------   -----------   ----------   ----------
Operating (loss) income.........................       (2,424)          34,401       202,170       28,918       73,379
Interest expense, net...........................         (124)         (23,943)     (153,389)     (14,343)     (47,100)
                                                     --------      -----------   -----------   ----------   ----------
(Loss) income before provision for income tax...       (2,548)          10,458        48,781       14,575       26,279
Income tax (benefit) expense....................       (1,006)           4,796        20,242        6,281       11,162
                                                     --------      -----------   -----------   ----------   ----------
Net (loss) income...............................     $ (1,542)     $     5,662   $    28,539   $    8,294   $   15,117
                                                     ========      ===========   ===========   ==========   ==========
(LOSS) EARNINGS PER AVERAGE COMMON SHARE:
  Basic.........................................     $ (12.94)     $      0.39   $      0.46   $     0.23   $     0.16
                                                     ========      ===========   ===========   ==========   ==========
  Diluted.......................................     $ (12.94)     $      0.38   $      0.44   $     0.22   $     0.15
                                                     ========      ===========   ===========   ==========   ==========
STATEMENT OF CASH FLOWS DATA:
Cash flows from operating activities............     $ (2,335)     $    10,456   $    (2,756)  $   10,407   $   97,025
Cash flows from investing activities............      (16,407)      (1,047,167)   (2,113,133)      (2,923)    (116,807)
Cash flows from financing activities............       20,345        1,113,657     2,173,174       (7,990)      63,207
OPERATING DATA:
Consolidated EBITDA(a)..........................     $ (2,330)     $    53,339   $   305,366   $   41,968   $  105,574
                                                     ========      ===========   ===========   ==========   ==========
Megawatt hours produced during period...........        7,283        2,793,689    14,801,420    1,455,173    4,732,913
Net capacity owned at end of period
  (megawatts)...................................          102            2,613         5,396        2,613        5,396
OTHER FINANCIAL DATA:
Ratio of earnings to fixed charges(b)...........           --             1.40x         1.26x        1.99x        1.37x
Coverage deficiency of earnings to fixed
  charges.......................................     $  2,548               --            --           --           --
                                                     ========      ===========   ===========   ==========   ==========

                                                                    AS OF DECEMBER 31,
                                                           -------------------------------------    AS OF MARCH 31,
                                                             1998          1999          2000            2001
                                                           ---------       ----          ----       ---------------
                                                                                                      (UNAUDITED)
                                                                            (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
Working capital(c).......................................   $ 3,108     $  154,245    $  473,696      $  418,636
Total assets.............................................    20,450      1,252,007     3,870,190       3,941,479
Total debt, including current portion....................     2,593        787,680     2,367,898       2,431,355
Total stockholders' equity...............................    17,068        395,416     1,254,782       1,222,588

---------------
(a) Consolidated EBITDA represents earnings before interest, tax, depreciation and amortization. EBITDA, as defined, is presented because it is a widely accepted financial indicator used by some investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA, as defined, is not intended to represent cash flows for the period, nor is it presented as an alternative to operating income or as an indicator of operating performance. It should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles (GAAP) in the United States, is not indicative of operating income or cash flow from operations as determined under GAAP and does not give effect to our capital expenditures or debt service payments. Our method of computation may or may not be comparable to other similarly titled measures by other companies.

(b) For purposes of calculating the ratios, earnings consist of earnings before income taxes and fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt issuance costs and the portion of rental expense we believe represents interest.

(c) Includes cash held in restricted accounts pursuant to our credit facilities of $56.9 million as of December 31, 1999, $283.4 million as of December 31, 2000 and $189.4 million as of March 31, 2001.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with "Risk Factors," "Selected Consolidated Financial and Operating Data" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

OVERVIEW

     We were incorporated in Delaware in March 1998 for the purpose of acquiring, developing, owning, and operating non-nuclear electric power generating facilities throughout North America. Commencing in November 1998, in five separate acquisitions, we directly or through our wholly-owned subsidiaries acquired our facilities with a total electric generating capacity of 5,396 megawatts in operation, and approximately an additional 5,000 megawatts in construction and various stages of development.

     Similar to other wholesale power generators, we typically sell three types of products: energy, capacity, and ancillary services.

     Energy. Energy refers to the actual electricity generated by our facilities and sold to intermediaries for ultimate transmission and distribution to consumers of electricity. Energy is the only product that is subsequently distributed to consumers by power retailers.

     Capacity. Capacity refers to the physical capability of a facility to produce energy. In some regional power markets, like the market managed by the NY-ISO, a market for capacity exists distinct from the market for the energy produced by that capacity. In other power markets, like the ECAR region in the Midwest, there is no market for capacity as a separate product, and the value of the underlying capacity is included in the price of the energy produced.

     In the New York market administered by the NY-ISO, wholesale power generators sell capacity into a regional market to assure power retailers in that region that they will have access to energy adequate to meet their retail demand. The sale of capacity in New York represents a commitment by a wholesale generator to make the energy it produces available to the relevant day-ahead market, but does not commit the wholesale generator to sell that energy to any particular power retailer or at any particular price. Power retailers are not committed to acquire energy from the wholesale generators from whom they purchase capacity. A wholesale generator will recognize additional revenue when it sells its energy, either into the market administered by the independent system operator or to any other third-party purchaser. Utilities and other power retailers build the cost of acquiring capacity into the retail price for electricity.

     In markets like New York City, where there are constraints on the ability to transmit power from outside the city into the city and reliability of the power supply system is a high priority, capacity -- not the energy itself -- may represent the principal product and significant source of revenue for local wholesale generators.

     Ancillary Services. Ancillary services generally are support products used to ensure the safe and reliable operation of the electric power supply system. Examples of ancillary services include:

     - automatic generation control, which is used to balance energy supply with energy demand, referred to in our industry as "load," on a real-time basis;

     - operating reserves, which are used on an hourly or daily basis to generate additional energy if demand increases, if major generating resources go off-line or if transmission facilities become unavailable;

     - reactive supply and voltage support, which maintain voltages on the transmission and distribution system within acceptable limits; and

     - black start capability, which is used to restart generating facilities without reliance on external energy sources.

     Markets. We typically sell our products to electric power retailers, which are the entities that supply power to consumers. Power retailers include regulated utilities, municipalities, energy supply companies, cooperatives, and retail "load" aggregators.

     We may sell energy and ancillary services in advance under bilateral supply contracts with specific buyers. Alternatively, we may sell them into regionally operated day-ahead and real-time markets. Capacity may be sold in monthly, semi-annual, or annual blocks in a competitive bid market or in advance under bilateral contracts.

RESULTS OF OPERATIONS

     Generally. The principal factor affecting recent changes in our results has been the timing of the acquisitions of our facilities. We acquired the existing facilities on the following dates:

     - Carr Street Generating Station -- November 19, 1998;

     - Hydroelectric assets -- July 30, 1999;

     - Assets located in New York City -- August 20, 1999;

     - Assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown -- April 28, 2000; and

     - Assets under construction acquired from Columbia Electric -- December 11, 2000.

Set forth below are key operating metrics which we believe indicate the general performance of our operations:

                       MARCH 10, 1998           YEAR ENDED              THREE MONTHS ENDED
                       (INCEPTION) TO          DECEMBER 31,                  MARCH 31,
                        DECEMBER 31,    ---------------------------     ------------------
                            1998            1999           2000          2000         2001
                       --------------   ------------   ------------   ----------   ----------
                                               (DOLLARS IN THOUSANDS)
Consolidated
  EBITDA.............     $(2,330)       $   53,339    $   305,366    $   41,968   $  105,574
                          =======        ==========    ===========    ==========   ==========
Megawatt hours
  produced during
  period.............       7,283         2,793,689     14,801,420     1,455,173    4,732,913
Net capacity owned at
  end of period
  (megawatts)........         102             2,613          5,396         2,613        5,396

  THREE MONTHS ENDED MARCH 31, 2001 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2000

     Revenue. Our revenue was $274.3 million for the three months ended March 31, 2001, as compared to revenue of $105.5 million for the three months ended March 31, 2000. The increase was primarily due to the acquisition in April 2000 of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. The revenue from each facility was determined at least in part in accordance with the various interim capacity and energy agreements then in place, including the provider of last resort contract with Duquesne Light Company. For the revenues that were comparable for the periods, a portion of the increase related to increased fuel costs from period to period, which in turn increased energy sale prices to offset the cost increase. Other factors in determining our revenue stream are weather patterns and the seasonality of the energy business. Extreme temperatures can cause significant fluctuations in our revenue stream. Forced outages, due to a variety of factors, can also lead to changes in revenues and those forced outages can be in our own plants as well as other energy producers' plants, shifting the energy availability and pricing factors used in the revenue components of our business. While we experienced some forced outages during the three months ended March 31, 2001, they did not have a significant impact on our revenue stream.

     Operating Expenses. Our operating expenses consisted of fuel expense, operations and maintenance expense, taxes other than income taxes (principally property taxes), general and administrative expenses and depreciation and amortization expense.

     We had fuel expenses of $111.7 million for the three months ended March 31, 2001, as compared with $30.7 million for the three months ended March 31, 2000. The increase in 2001 was the result of the acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, and higher per unit costs for natural gas and oil in 2001.

     Our gain in derivative financial instruments was $1.5 million for the three months ended March 31, 2001, as compared to $0 for the three months ended March 31, 2000. This gain reflects the changes in value recognized during the three months ended March 31, 2001 for the derivative financial instruments (natural gas, oil and financial tolling agreements) that do not qualify as cash flow hedges under generally accepted accounting principles. See "Accounting Change" below for further discussion.

     Our operations and maintenance expenses were $27.9 million for the three months ended March 31, 2001, as compared to $14.0 million for the three months ended March 31, 2000. The increase was a result of the acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown in April 2000. Other costs included in operations and maintenance expenses are related to additional maintenance projects performed in conjunction with scheduled capital improvements or forced outages. These costs may be incurred at different times during the operating cycle as a result of timing, forced outages, energy needs, and other external factors. These costs, as they relate to maintenance projects, follow the seasonal patterns of the energy industry with a higher concentration of costs in the early part of the second and fourth quarters of a fiscal year, traditionally the slower periods of energy demand.

     Our general and administrative expenses were $12.8 million for the three months ended March 31, 2001, as compared to $5.4 million for the three months ended March 31, 2000. The increase was the result of expanded corporate and regional infrastructure to support our growth.

     Taxes other than income taxes amounted to $17.8 million for the three months ended March 31, 2001, compared to $13.5 million for the three months ended March 31, 2000. The increase was a result of the acquisition in April 2000 of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. The majority of these stem from property taxes related to our facilities and their locations. We continue to focus on trying to control these costs through assessment hearings and working with the appropriate authorities to reach agreement on these costs.

     Depreciation and amortization expense was $32.2 million for the three months ended March 31, 2001, as compared to $13.1 million for the three months ended March 31, 2000. The increase was a result of the acquisition in April 2000 of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. We also added the favorable value of the provider of last resort contract as an intangible asset in 2000. Capital projects and financing activities will continue to determine the amount and growth of these costs.

     Operating Income. As a result of the above factors, our operating income was $73.4 million for the three months ended March 31, 2001, as compared to operating income of $28.9 million for the three months ended March 31, 2000.

     Interest Expense. Our interest expense was $52.9 million for the three months ended March 31, 2001, as compared to $14.7 million for the three months ended March 31, 2000. The increase in interest expense was due to our new bank credit agreement for the acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, the $400 million senior notes issued in April and May 2000, and the revolving credit facility entered into in July 2000. Interest expense also includes amortization of deferred financing costs from the establishment of Orion Power MidWest, L.P.'s credit facility, the senior notes and the revolving credit facility, all occurring after March 2000.

     Interest Income. Our interest income was $5.8 million for the three months ended March 31, 2001, as compared to $388,000 for the three months ended March 31, 2000. The increase was due to the increase in cash on hand raised as part of our initial public offering in November 2000.

     Income Tax Provision. Our income tax provision was $11.2 million for the three months ended March 31, 2001, as compared to $6.3 million for the three months ended March 31, 2000. The increase was due to higher taxable income for the equivalent periods and an increase in our effective tax rate to 42.5% due to the higher proportion of income from our New York City assets and the additional tax rates applicable to operations within New York City.

     Net Income. As a result of the above factors, our net income was $15.1 million for the three months ended March 31, 2001, as compared to $8.3 million for the three months ended March 31, 2000.

     ACCOUNTING CHANGE

     Effective January 1, 2001, we adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in fair value of cash flows hedges are recognized into earnings.

     The adoption of the statement resulted in a pre-tax reduction to other comprehensive income for the three months ended March 31, 2001 of $57.0 million ($33.3 million after taxes). This transition adjustment represented the fair value of our derivative instruments related to interest rate swaps and commodity price contracts recognized as cash flow hedges. The reduction in other comprehensive income for the three months ended March 31, 2001 is attributable to valuation losses of approximately $11.7 million on our interest rate swaps offset by the reclassifications out of other comprehensive income of $2.6 million in gains from our commodity contracts.

  YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

     Revenue. Our revenue was $957.6 million for the year ended December 31, 2000, as compared to revenue of $134.1 million for the year ended December 31, 1999. The increase was primarily due to a full year of operations in 2000 of our hydroelectric assets and our assets located in New York City, and the acquisition in April 2000 of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. The revenue from each facility was determined at least in part in accordance with the various interim capacity and energy agreements then in place, including the provider of last resort contract with Duquesne Light Company. The provider of last resort contract has been revised and the term extended through December 2004. Our capacity sale agreement for our assets located in New York City with Consolidated Edison expired in April 2000, at which time we began selling our capacity into the market.

     Operating Expenses. Our operating expenses consisted of fuel expense, operations and maintenance expense, taxes other than income taxes (principally property taxes), general and administrative expenses and depreciation and amortization expense.

     We had fuel expenses of $437.8 million for the year ended December 31, 2000, as compared with $20.5 million for the year ended December 31, 1999. The increase in 2000 was the result of our acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, the full year of operation of our assets located in New York City and higher per unit costs for natural gas and oil in 2000. From the date of acquisition through November 18, 1999, the assets located in New York City were being operated under a tolling agreement where the party buying the power supplied the fuel. This contract terminated when the NY-ISO began operations. Fuel expense for 2000 also includes $57 million for the purchase of power from May 2000 through October 2000 to supplement our generating capacity to meet our obligations under the provider of last resort contract.

     Our operations and maintenance expenses were $97.6 million for the year ended December 31, 2000, as compared to $22.7 million for the year ended December 31, 1999. The increase was a result of the ownership and operation of our hydroelectric assets and our assets located in New York City for a full year in 2000 along with the acquisition in the more recent period of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. The year ended December 31, 1999 reflects the Carr Street facility for the period with partial periods for our hydroelectric assets and our assets located in New York City.

     Taxes other than income taxes amounted to $60.8 million for the year ended December 31, 2000, as compared to $20.8 million for the year ended December 31, 1999. The increase was a result of the ownership and operation of our hydroelectric assets and our assets located in New York City for a full year in 2000 along with the acquisition in the more recent period of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. The year ended December 31, 1999 reflects the Carr Street facility for the full year and a partial year for our hydroelectric assets and our assets located in New York City.

     Our general and administrative expenses were $37.1 million for the year ended December 31, 2000, as compared to $16.8 million for the year ended December 31, 1999. The increase was the result of expanded corporate infrastructure to support our growth along with the creation of a regional office for Orion Power MidWest, L.P.

     Depreciation and amortization expense was $103.2 million for the year ended December 31, 2000, as compared to $18.9 million for the year ended December 31, 1999. The increase was a result of the ownership and operation of our hydroelectric assets and our assets located in New York City for a full year in 2000 along with the acquisition in the more recent period of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown. We also added the provider of last resort contract value as an intangible asset in 2000. The year ended December 31, 1999, reflects the Carr Street facility for the period with partial periods for our hydroelectric assets and our assets located in New York City.

     Our charge for buyout of operations and maintenance contracts was the result of the acquisition of the subsidiaries of Constellation Operating Services in April 2000. We incurred a one-time loss of $19.0 million, principally a non-cash item. There was no such loss for the year ended December 31, 1999.

     Operating Income. As a result of these factors, our operating income was $202.2 million for the year ended December 31, 2000, as compared to operating income of $34.4 million for the year ended December 31, 1999.

     Interest Expense. Our interest expense was $168.7 million for the year ended December 31, 2000, as compared to $25.8 million for the year ended December 31, 1999. The increase in interest expense was due to our new bank credit agreement for the acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, the $400 million senior notes issued in April and May 2000, and the revolving credit facility entered into in July 2000. Additionally, in 2000, we had a full year of interest expense under our bank credit facility related to the acquisition of our hydroelectric assets and our assets located in New York City during 1999. Interest expense also includes amortization of deferred financing costs from the establishment of Orion Power MidWest, L.P.'s credit facility, the senior notes and the revolving credit facility, all occurring in 2000.

     Interest Income. Our interest income was $15.3 million for the year ended December 31, 2000, as compared to $1.8 million for the year ended December 31, 1999. The increase was due to the increase of cash on hand from operations resulting from a full year of operations in 2000 of our hydroelectric assets and our assets located in New York City, the acquisition during 2000 of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, and the additional cash raised as part of our initial public offering in November 2000.

  YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE PERIOD MARCH 10, 1998 (INCEPTION) THROUGH DECEMBER 31, 1998

     Revenue. Our revenue was $134.1 million for the year ended December 31, 1999, as compared to revenue of $0.3 million for the period from March 10, 1998 (inception) through December 31, 1998. The increase was a result of the ownership and operation of our hydroelectric assets and our assets located in New York City in the more recent period, which were acquired after December 31, 1998 and the longer period of operation of the Carr Street facility in 1999. The revenue from each facility was determined in accordance with the various interim capacity and energy agreements then in place. Our transition energy sale agreement with Consolidated Edison expired on November 18, 1999, allowing us to realize market prices for energy sales after that date. Capacity sales generated from our assets located in New York City were $71.3 million for the year ended December 31, 1999.

     Operating Expenses. Our operating expenses consisted of fuel expense, operations and maintenance expense, taxes other than income taxes, general and administrative expenses and depreciation and amortization expense.

     We had fuel expenses of $20.5 million for the year ended December 31, 1999, as compared with $0 for the period from March 10, 1998 (inception) through December 31, 1998. Both the Carr Street facility and, until November 18, 1999, our assets located in New York City were operated under tolling agreements, which provided that the party buying the power would supply all necessary fuel. In the third quarter of 1999, we failed to meet the minimum threshold under our energy contract with Niagara Mohawk Power Corporation due to a drought. This resulted in additional net costs to meet our obligations of $1.2 million for the year.

     Our operations and maintenance expenses were $22.7 million for the year ended December 31, 1999, as compared to $24,000 for the period from March 10, 1998 (inception) through December 31, 1998. The increase was a result of the operation of our hydroelectric assets, our assets located in New York City, and the Carr Street facility in the more recent period.

     Taxes other than income taxes amounted to $20.8 million for the year ended December 31, 1999, as compared to $0 for the period from March 10, 1998 (inception) through December 31, 1998. This was due to our ownership of the Carr Street facility during all of 1999, as well as our hydroelectric assets and our assets located in New York City for a portion of the period.

     Our general and administrative expenses were $16.8 million for the year ended December 31, 1999, as compared to $2.6 million for the period from March 10, 1998 (inception) through December 31, 1998. The increase was the result of expanded corporate infrastructure to support our growth and approximately $6.7 million of transition costs related to the acquisition of our hydroelectric assets and our assets located in New York City.

     Depreciation and amortization expense was $18.9 million for the year ended December 31, 1999, as compared to $94,000 for the period from March 10, 1998 (inception) through December 31, 1998. Depreciation and amortization increased due to the acquisition of our hydroelectric assets, our assets located in New York City, and the ownership of the Carr Street facility during all of 1999.

     Operating Income. As a result of these factors, our operating income was $34.4 million for the year ended December 31, 1999, as compared to an operating loss of $2.4 million for the period from March 10, 1998 (inception) through December 31, 1998.

     Interest Expense. Our interest expense was $25.8 million for the year ended December 31, 1999, as compared to $137,000 for the period from March 10, 1998 (inception) through December 31, 1998. The increase was due to the additional borrowings we incurred to acquire our hydroelectric assets and our assets located in New York City.

     Interest Income. Our interest income was $1.8 million for the year ended December 31, 1999, as compared to $13,000 for the period from March 10, 1998 (inception) through December 31, 1998. The increase was due to the cash balances required to be held under the bank credit facility of Orion Power New York, L.P.

LIQUIDITY AND CAPITAL RESOURCES

     During the three months ended March 31, 2001, we obtained cash from operations and from borrowings under the credit facilities of our subsidiaries. This cash was used to fund operations, service debt obligations, fund construction of our Ceredo and Liberty Electric Generating Stations, and meet other cash and liquidity requirements.

     Operating activities for the three months ended March 31, 2001, provided $97.0 million of cash, as compared to $10.4 million of cash provided for the three months ended March 31, 2000. The change in restricted cash was $94.0 million for the three months ended March 31, 2001, as compared to a change of $15.0 million for the three months ended March 31, 2000. Investing activities for the three months ended March 31, 2001, used $116.8 million of cash for facilities upgrades and improvements as well as continued construction of the Ceredo and Liberty plants as compared to $2.9 million of cash used for similar upgrades and improvements in the three months ended March 31, 2000. Financing activities for the three months ended March 31, 2001, provided $63.2 million of cash, mostly through additional borrowings as compared to using $8.0 million in the three months ended March 31, 2000 to repay long-term debt.

     As of March 31, 2001, cash and cash equivalents were $179.3 million and working capital was $418.6 million. Of this working capital, we had restricted cash of $189.4 million that can only be used pursuant to our credit facilities in certain circumstances to fund the business activities of our subsidiaries.

     During the year ended December 31, 2000, we obtained cash from operations and from borrowings under the credit facilities of our subsidiaries and the senior notes, as well as through our initial public offering of common stock. This cash was used to fund operations, service debt obligations, fund the acquisitions of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown and all the capital stock of Columbia Electric Corporation, and meet other cash and liquidity requirements.

     Operating activities for the year ended December 31, 2000 used $2.8 million of cash. This resulted from a $295.2 million increase in operating assets, including restricted cash and notes receivable balances, and an $8.0 million net increase in deferred tax assets. This was offset by a $137.2 million increase in operating liabilities, $114.5 million of depreciation and amortization,

$28.5 million of net income, a $18.9 million non-cash charge on buyout for operations and maintenance contracts and $1.3 million of deferred compensation.

     Investing activities for the year ended December 31, 2000 used approximately $2.1 billion of cash, primarily for the acquisitions of Columbia Electric Corporation and our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, with the remaining $137.9 million being used for facilities upgrades and improvements.

     Financing activities for the year ended December 31, 2000 provided approximately $2.2 billion of cash, consisting of $1.6 billion of borrowings under the credit facilities of our subsidiaries and the senior notes, of which $109 million was repaid in the period, and $756.8 million of net proceeds from the issuance of common stock. This was offset by $55 million used to fund restricted cash balances as required by the credit facility of Orion Power MidWest, L.P., $31.8 million paid for financing costs under this credit facility and the senior notes and $17.1 million of advisory fees paid to our stockholders in connection with the acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown in accordance with our stockholders' agreement then in effect.

     As of December 31, 2000, cash and cash equivalents were $135.8 million and working capital was $473.7 million. Of this working capital, we had restricted cash of $283.4 million that can only be used pursuant to our credit facilities in certain circumstances to fund the business activities of the subsidiaries that hold our hydroelectric assets, our assets located in New York City, our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown and the assets in development that we acquired in connection with our purchase of Columbia Electric Corporation in December 2000.

     To supplement generating capacity and to reduce the risk that Orion Power MidWest, L.P. would not meet its forecasted obligation under the provider of last resort contract, Orion Power MidWest entered into contracts to purchase 698,400 net megawatt hours for the period of May through October 2000. The cost to purchase this energy was approximately $57 million and was paid upon delivery of the energy. Orion Power MidWest resold any excess energy that was not required to meet the provider of last resort obligation into the market and realized the prevailing price at that time. The purchase of the supplemental generating capacity resulted in a net loss after sale of such power of $29.6 million for the year ended December 31, 2000.

     The credit facility of Orion Power New York, L.P. is a credit agreement between Orion Power New York and a group of lending institutions. Under the credit facility agreement, Orion Power New York incurred $700 million of indebtedness to finance the acquisition of our hydroelectric assets and our assets located in New York City, of which $647 million was outstanding at March 31, 2001. Amounts outstanding under the facility bear a floating rate of interest. In addition, Orion Power New York has a $30 million working capital revolving credit facility as part of the facility, of which $0 was outstanding as of March 31, 2001, and $10 million was used to provide a letter of credit in favor of Consolidated Edison of New York. During 2000, Orion Power New York used funds from operations to pay down the original outstanding balance on the working capital revolving credit facility to $0 and to pay down the term loan by $50 million. This credit facility is available only to Orion Power New York and not for Orion Power Holdings' operations. It provides, among other things, that the cumulative amount of dividends and distributions that Orion Power New York may pay us cannot exceed $100 million over the life of the facility. As of March 31, 2001, Orion Power New York had made distributions of approximately $37.2 million to us. The credit facility has a maturity date of December 2002.

     The credit facility of Orion Power MidWest, L.P. is a credit agreement between Orion Power MidWest and a group of lending institutions. Under the credit facility, Orion Power MidWest incurred $1.11 billion of indebtedness to finance the acquisition of our assets located in Cleveland, Pittsburgh, West Pittsburg and Youngstown, all of which was outstanding at March 31, 2001. Amounts outstanding under the credit facility bear a floating rate of interest. In addition,

Orion Power MidWest has a $90 million working capital facility, of which $76.1 million was outstanding as of March 31, 2001, and $10 million was used to provide a letter of credit in favor of Duquesne Light Company. This credit facility is available only to Orion Power MidWest and not for Orion Power Holdings' operations. It provides, among other things, that the cumulative amount of dividends and distributions that Orion Power MidWest may pay us cannot exceed $175 million over the life of the facility. As of March 31, 2001, no dividends or distributions had been paid. The credit facility has a maturity date of October 2002.

     In April and May 2000, we sold $400 million aggregate principal amount of 12% senior notes due May 1, 2010.

     On July 27, 2000, we entered into a revolving credit facility, which provides for up to $75 million of borrowings for general corporate purposes and issuances of letters of credit. This facility matures in December 2002. There were $46 million of letters of credit outstanding as of March 31, 2001.

     The Liberty Electric Power, LLC credit facility was assumed by us in connection with our acquisition of Columbia Electric Corporation in December of 2000. The credit facility provides for up to $334 million of borrowings under multiple tranches. With the exception of $41 million, the credit facility is recourse only to the assets and cash flows of Liberty Electric and is non-recourse to Orion Power. As of March 31, 2001, $198.4 million was outstanding under the facility. The credit facility is available only to Liberty Electric and not for Orion Power Holdings' operations. The credit facility has a final maturity date of April 15, 2026.

     We will require cash to meet the debt service obligations under our notes and credit facilities. Debt service obligations will fluctuate depending on variations in the interest rate and the balance on the working capital portion of the facilities. The following table summarizes the outstanding indebtedness as of March 31, 2001:

SOURCE                                                        AMOUNT    INTEREST RATE
------                                                        ------    -------------
                                                               (DOLLARS IN MILLIONS)
Orion Power New York Credit Facility........................  $  647         7.46%
Orion Power MidWest Credit Facility.........................   1,186         7.65%
12% Senior Notes due 2010...................................     400        12.00%
Orion Power Holdings Revolving Credit Facility..............      --          N/A
Liberty Electric Credit Facility............................     198         7.74%
                                                              ------        -----
          Total.............................................  $2,431         8.32%(a)
                                                              ======        =====

---------------
(a) Weighted average interest rate.

     We will need to refinance our indebtedness under the Orion Power New York credit facility, which becomes due in December 2002, and the Orion Power MidWest credit facility, which becomes due in October 2002. We are currently exploring financing alternatives to replace this debt. Entering into a new credit facility and issuing an additional series of notes are among the alternatives we are considering.

     We review potential acquisition and development opportunities on an on-going basis. In the near future, we may seek to acquire and/or develop facilities in addition to the Kelson Ridge Generating Station, which, depending on the size and structure of these acquisitions or development projects, may require significant cash resources. We currently have not made any commitments or entered into any binding agreements with respect to any such transaction. We may incur substantial additional indebtedness to finance future acquisitions and development opportunities. This indebtedness may be incurred by us or by one or more of our subsidiaries. Any increase in the level of indebtedness will increase the amount of interest paid. We may also raise additional equity to assist in the financing of these acquisitions and/or development projects.

     In addition, we plan to improve the operational efficiency of our generating facilities and, in some cases, to expand our facilities on-site. This on-site expansion may come either through the construction of additional generating plants at existing sites, referred to in the industry as "brownfield" development, or through the repowering of existing plants. Our ability to expand the capacity of our facilities is subject to numerous factors, including restrictions imposed by environmental regulations. We anticipate maintenance capital expenditures of between $30 and $40 million annually for the next several years in connection with our assets. We also may incur significant additional expenditures for capital improvements following 2001.

     Additionally, we expect that capital expenditures on environmental projects will total approximately $350 million over the next seven years, the majority of which is expected to be invested between 2002 and 2006. We believe that a substantial portion of this will be funded out of operating cash flow. This amount may change, however, and the timing of any necessary capital expenditures could be accelerated in the event of a change in environmental regulations or any enforcement proceeding being commenced against us.

     In order to execute our business strategy and finance our anticipated capital expenditures, we may need to incur additional debt and/or issue additional equity. If we incur additional debt, we will refinance our existing indebtedness and/or incur new debt in compliance with the restrictions of our existing indebtedness or with the consent of our existing lenders. Any increase in our level of indebtedness will increase the amount of interest we must pay. We may also raise additional equity from the public markets to assist in the financing of these acquisitions and/or development projects.

     We are restricted in our ability to incur additional indebtedness and make acquisitions and capital expenditures by the terms and conditions of our senior notes, our revolving credit facility and the credit facilities of our subsidiaries. We may incur additional indebtedness under:

     - the senior notes if the ratio of consolidated cash flow to fixed charges is at least 2.0 times, taking into account the additional indebtedness;

     - the revolving credit facility if we are in compliance with the financial covenants in the credit facility, taking into account the additional indebtedness;

     - the Orion Power New York, L.P. credit facility with the consent of the holders of two-thirds of the outstanding debt; and

     - the Orion Power MidWest, L.P. credit facility as long as the debt has a maturity date of 36 months or longer and the provisions of the indebtedness are no more limiting or restrictive than the senior notes.

     We believe we are currently in compliance with all of the covenants under our credit facilities and senior notes.

     Our ability to meet the payment obligations under our indebtedness or to fund capital expenditures will depend on our future performance, which is subject to regulatory, economic, financial, competitive, legislative and other factors that are beyond our control. We believe that our current financial resources, in combination with additional cash generated from operations, will most likely be adequate to meet the cash needs for at least the next 12 months, excluding cash that may be needed for acquisitions or new development projects. In the event of an acquisition or new development project, we are likely to need additional capital resources and may need to borrow additional funds or sell additional equity.

     We will fund our operating activities, construction and maintenance and debt service requirements through a combination of operating cash flows, financing arrangements and additional equity offerings. We expect our future cash flows will increase as a result of the new power supply agreement with Niagara Mohawk, the revisions and extension to the provider of last resort contract, and the expected completion of the Ceredo Electric Generating Station scheduled to commence operations in June 2001. We expect our financing requirements beyond this offering and our concurrent common stock offering will be driven by the refinancing of the Orion Power New York and Orion Power MidWest credit facilities and additional acquisitions or development projects.

SEASONALITY

     Our operations vary depending upon the season and regional weather conditions, although the impact of seasonality can vary depending upon the geographic location of our facilities. In many areas, the demand for electric power peaks during the hot summer months, with energy and capacity prices correspondingly being the highest at that time. We can earn a substantial amount of our net income from a few days during the peak demand for electric power on the hottest days of summer. In some areas, demand also increases during the coldest winter months. Additionally, hydroelectric plants show seasonality depending upon the availability of water flows, which generally will be high during rainy months during the fall or as a result of snowmelt in the late winter and spring. Prices will generally fluctuate with demand, being highest at times of greatest demand. This fluctuation is currently somewhat mitigated by the existence of the hydro-transition power sales agreement and the provider of last resort contract, both of which have constant prices for the entire year. Our overall future operating results may reflect different seasonal aspects, depending upon the location and characteristics of any additional facilities we acquire or develop.

FINANCIAL MARKET RISKS

     We attempt to hedge some aspects of our operations against the effects of fluctuations in inflation, interest rates, and commodity prices. Because of the complexity and potential cost of hedging strategies and the diverse nature of our operations, our results, although hedged, will likely be somewhat materially affected by fluctuations in these variables and these fluctuations may result in material improvement or deterioration of operating results. Results would generally improve with lower interest rates and fuel costs, and with higher prices for energy, capacity, and ancillary services, except where we are subject to fixed price agreements such as the provider of last resort contract. Our operating results are also sensitive to the difference between inflation and interest rates, and would generally improve when increases in inflation are higher than increases in interest rates. We do not use derivative financial instruments for speculative trading purposes.

     As of March 31, 2001, we were party to four interest rate swap agreements designed to fix the variable rate of interest on $350 million of the credit facility of Orion Power New York, L.P. The weighted average fixed rate of interest for the related swap agreements are approximately 7.0%. In addition, we were party to four interest rate swap agreements designed to fix the variable rate of interest on $600 million of the credit facility of Orion Power MidWest, L.P. The weighted average fixed rate of interest for the related swap agreement is approximately 7.42%. As of March 31, 2001, if we sustained a 100 point basis change in interest rates for all variable rate debt, the change would have affected net pretax income by $2.4 million.

     As of March 31, 2001, the fair value of our financial instruments, except for the fixed rate component of the Liberty Electric credit facility and the senior notes, approximates their carrying value due to their short-term nature or due to the fact the interest rate paid on the debt is variable. The carrying amount of the senior notes and the fixed rate component of the Liberty Electric credit facility as of March 31, 2001 was $505.8 million with fair value of $579.7 million. The fair value was estimated using discounted cash flow analysis, based on our incremental borrowing rate and the approximate carrying value based on the quoted market prices for similar types of borrowing arrangements.

     As of March 31, 2001, we had sold forward 1,292,800 total megawatt hours for 2001-2002, which will produce a net margin of $54.0 million. We have entered into these financial derivative contracts to hedge our exposure to the impact of price fluctuations related to the forward price of power. We also enter into derivative commodity instruments to hedge our exposure to the impact of price fluctuations on gas and oil prices. The derivative instruments related to the price of gas and oil do not qualify for hedge treatment under generally accepted accounting principles. However, we believe they provide a strong economic hedge of this risk.

RECENT ACCOUNTING PRONOUNCEMENTS

     On December 3, 1999, the SEC staff released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 is effective December 31, 2000. Adoption of SAB No. 101 will not have a material impact on our current revenue recognition policies.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. We do not expect the adoption of this standard to have a material effect on our financial position or results of operations.

                                    BUSINESS

GENERAL

     We are a fast growing independent electric power generating company formed in March 1998 to acquire, develop, own and operate power-generating facilities in the newly deregulated wholesale markets throughout the United States and Canada. Since our inception, we have invested nearly $4 billion in 80 power plants currently in operation with a total capacity of 5,426 megawatts, which we expect to increase to 5,926 megawatts in June 2001 when construction of the Ceredo Generating Station is completed, with an additional 5,000 megawatts in construction and various stages of development.

INDUSTRY OVERVIEW

  DEREGULATION AND OPPORTUNITY

     The United States electric power industry, including companies generating, transmitting, distributing and retailing power, is undergoing significant change driven in large part by the shift towards deregulation. This industry historically has been characterized by vertically integrated electric utility monopolies with the ability to sell electricity to a captive customer base. Deregulation, however, has created the opportunity for consumer choice and a substantial increase in competition. This competition has been implemented to varying degrees on the wholesale level in the sale of electricity by generators, marketers and others to utilities and other electric distributors, as well as on the retail level in the sale of electricity to consumers.

     The passage of the Energy Policy Act in 1992 significantly expanded the opportunities available to exempt wholesale power generators like us. Under this law, the Federal Energy Regulatory Commission, or FERC, has required owners and operators of electric transmission facilities to give wholesale generators and other wholesale market participants access to transmission lines on a non-discriminatory basis. This right enables us, as well as other wholesale generators, to sell the energy that we produce into competitive markets for wholesale energy. The Energy Policy Act also created a new class of generators -- exempt wholesale power generators -- that are not subject to portions of the regulatory structure otherwise generally applicable to electric utilities and their holding companies. FERC adopted, and the U.S. Court of Appeals upheld, Order Nos. 888 and 889, providing for nondiscriminatory open-access electric transmission services by public utilities, separate from wholesale sales of electricity. This development has opened wholesale power sales to additional competition. Certain aspects of Order No. 888 are being reviewed by the Supreme Court of the United States and any reversal of that order could make it more difficult or expensive to gain access to certain markets. In December 1999, FERC issued Order No. 2000 encouraging transmission owners to participate in Regional Transmission Organizations, or RTOs. FERC's goal in encouraging participation in these organizations is to enhance wholesale competition by addressing inefficiencies existing in the current administration of the transmission grid. The proposed RTOs throughout the country are at various stages of development. As of early 2001, new regulatory initiatives to increase competition in the domestic power generation industry had been adopted or were being considered at the federal level and by many states.

     Certain states have adopted deregulation initiatives for the electric power industry. As of March 2001, 25 states, including where we own or are constructing generation facilities, such as Maryland, New York, Ohio, Pennsylvania and West Virginia, have enacted some form of legislation or issued comprehensive regulatory orders to restructure their electric power industries in order to promote competition in the wholesale and/or retail sale of electric power. Similar restructuring is being considered or studied in virtually every other state.

     While we do not own any generating assets in California, recent developments in the California electric industry have had a significant impact on the pace and direction of deregulation in other states. California implemented deregulation in a manner that, combined with numerous other factors, resulted in high price spikes and the failure of the California Power Exchange spot market. As a result, one of the major investor-owned utilities filed for bankruptcy protection under Chapter 11 of the Bankruptcy Code and another major investor-owned utility is at risk of insolvency. In recent months, the Department of Energy has required generators to supply power to California utilities, although it has ended that requirement. In light of these developments, the federal government and many states are reevaluating existing deregulation initiatives and may be slowing consideration of pending initiatives until the California situation is understood and resolved.

     Consumer demand for reliable power throughout the United States has been increasing. The growing population in urban and developing areas of the country requires additional power, as evidenced by electricity shortages, brownouts and blackouts in portions of the country and very high peak prices for electricity in the wholesale electric market. Additionally, many old power plants will need to be replaced by environmentally cleaner, cheaper and more efficient sources of power.

     As a result of anticipated utility divestitures of generating facilities associated with deregulation initiatives and the need to replace inefficient generating facilities, we believe there exists a significant opportunity for investment in the power generation industry. We are one of many companies actively pursuing the opportunities created by this evolving industry. In our case, we are doing so by seeking to acquire and develop a portfolio of generating facilities in order to operate as a competitive electric generating and wholesale supply company in a deregulated marketplace.

  MARKET FUNDAMENTALS

     Generally, electric generating facilities can be categorized into three categories (baseload, intermediate and peaking) based on their operating characteristics in the production of energy for the region they serve. The various tiers of baseload, intermediate and peaking facilities serving a particular area or region are often referred to as the "generation stack" for that area or region. Our current facilities are weighted towards baseload and intermediate units, though our assets include several peaking units near the top of the generation dispatch stack in the New York City, Ohio and Pennsylvania markets. The operating assets located in Ohio and Pennsylvania are predominately baseload facilities.

     In many areas, especially in large cities, the demand for electricity is greater than the capacity of electric transmission lines to supply electricity from outside regions. This creates a need for a power plant to be located within the area, known as a load pocket. Load pockets that cover large regions may themselves contain smaller load pockets. The existence of a load pocket may require selected generating units inside the load pocket to produce electricity, even though less costly sources of electricity may exist outside of the load pocket. The construction of additional electric transmission facilities can reduce or eliminate load pockets by increasing transmission capacity. Additionally, the construction of generating units within a load pocket may increase competition and may reduce market prices. Our assets currently serve load pockets in Cleveland, New York City and Pittsburgh.

     We look to acquire or develop generating facilities that are located in load pockets because we believe these facilities will have a more stable revenue stream, which reduces the seasonality of our business. The elimination of a load pocket in which we own a generating facility through either the construction of additional transmission or generating capacity could negatively impact our business. In addition, restrictive rules governing market prices within a load pocket could negatively impact our business.

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

BUSINESS STRATEGY

     Our strategy is to acquire and develop a portfolio of premier non-nuclear generating facilities in deregulating markets in the United States and Canada that provide electricity and related products for the regions in which they are located, while seeking to maximize value for our stockholders. We believe that by operating a carefully assembled portfolio of generating assets in a cost-efficient manner and marketing our output to our customers with a competitively priced bundled product that limits the amount of commodity price risk, we will be able to compete effectively in the newly deregulated market for wholesale electric power. We approach our business with financial discipline, applying a rigorous and multi-faceted approach to valuing investment opportunities. We also place a high priority on integrating acquired and newly developed assets and related employees into our operations.

     Based on the opportunities for investment in our industry, we believe we will be able to grow our business rapidly and become one of the ten largest power generators in the U.S. while maintaining strict financial control. We attempt to have a significant market share in each region in which we choose to compete, and believe we will become a prominent power generator in each of those regions. Our strategy to build and operate this business includes the following key elements:

     Attract and Retain Talented, Entrepreneurial Employees. We believe that the quality of our employees will be the most critical factor in our success. We hire high quality employees from a variety of different backgrounds, including in the wholesale and unregulated power industry, utility operations, financial services and commodity trading, and offer them superior tools and training, which we couple with substantial authority and responsibility. We strive to align our employees' interests with those of our shareholders. We are committed to a flat, non-hierarchical organization that offers our employees internal growth opportunities. To achieve our growth targets, our employees must be motivated to work together and focused on expanding our business. Meaningful amounts of their expected compensation are tied to increasing stockholder value, including incentive cash compensation and stock option plans. A substantial number of our employees participate in our stock option program, and our executive officers and employees own, either directly or indirectly through stock options, own over 5% of our common stock on a fully diluted basis.

     Assemble and Maintain a Competitive Portfolio of U.S. and Canadian Generating Facilities. We employ a rigorous, multifaceted approach to our investment opportunities. We believe that access to the complementary skill sets of our key management members provides us with a significant competitive advantage in successfully completing acquisition opportunities. As we grow our asset base to meet the market opportunity, we will continue to focus on the following:

     - High Quality Facilities. In determining which generating facilities or development projects to pursue, we focus on those properties or portfolios that have a proven and successful operating history, have been well-maintained, and have a long remaining anticipated useful life.

     - Critical Locations. We target power generating facilities that are critical to the functioning of the electric grid for the region that they serve, such as our facilities serving capacity constrained areas in New York City, Pittsburgh and certain parts of Ohio. These types of generating facilities typically are located in or near large metropolitan areas or in very rural areas.

     - Low Cost Producers. We are interested in facilities that have relatively low marginal costs of producing energy and related products and services. These facilities are more likely to produce energy for economic reasons, whether they operate in a bid-based market or a cost-based dispatch pool, and, consequently, provide some protection against fluctuating wholesale prices of energy. Low marginal production costs can result from a variety of factors, including low cost fuel, efficiency in converting fuel into energy, and low per unit operation and maintenance costs. Our hydroelectric assets and our coal-fired assets are examples of this latter type of generating facility.

     - Fuel Diversity. We intend to continue assembling a portfolio of facilities using a variety of fuel types in order to create a natural hedge against some of the risks of fluctuating fuel prices. Our current facilities illustrate this diversity, as they use fuel oil, natural gas, coal and water to generate power. We do not expect to acquire nuclear-powered generating facilities.

     - Geographic Diversity. We intend to continue to target facilities serving a variety of markets throughout North America. We evaluate acquisition opportunities in a number of states. We compete in two different large markets and serve multiple submarkets like New York City, eastern New York, western New York, Pittsburgh and northern Ohio. Additionally, we are currently constructing facilities in Philadelphia and West Virginia and are in a late stage of development for a facility in Maryland. Our goal is to continue to diversify into additional markets in the future.

     Optimize Performance of Facilities. We are committed to optimizing the performance of our facilities to meet the demands of a competitive market. We will do so by improving the operating efficiency of our facilities, which historically have been operated in a regulated environment that often did not encourage cost efficiency. We increase our employees' authority and responsibility by eliminating layers of management. We believe that this allows us to increase productivity and operating efficiency to maximize profitability. We also have opportunities to improve fuel procurement practices to lower overall fuel costs and increase fuel quality.

     Grow Through Redevelopment of Existing Facilities and Development of New Facilities. We are focused on growing our business through the development and construction of power generating facilities. We believe that there is significant need for additional generating capacity throughout North America to replace aging and inefficient facilities, as well as to satisfy increasing demand. These new facilities may be created through the redevelopment of existing assets or through development at new sites.

     We are capitalizing on the existing infrastructure at our current plants by expanding and modernizing certain generating units. The existing assets at these sites allow us to build additional generating capacity at critical sites. New power generation facilities are currently under construction at two sites and under development at two additional sites. We expect to commence the construction, siting and permitting of new power plants to meet the need to provide efficient, low-cost energy and related products to areas of North America where demand is projected to exceed the current power supply.

     In pursuing this strategy, we intend to use our management and technical knowledge, and expertise in finance, fuel, operations and power marketing, which we believe provide us with a competitive advantage. We believe that we can maximize the return on our investments in these new and existing facilities by utilizing and building upon our current infrastructure and organization. Given the early stages of development of some of these facilities, we may in the future elect not to pursue these activities or we may not otherwise be able to do so.

     Build Strong Relationships with Local Customers. We seek to sell a majority of our power under contracts of varying lengths. Therefore, we strive to build strong relationships with the electric utilities, municipalities, cooperatives and retail aggregators in the regions in which we generate energy, including the companies that sell us our facilities. We believe that these entities will continue to be the primary providers of electricity to retail consumers in a deregulated environment, and that they will need products in addition to energy, such as capacity, operating reserves, voltage support, and automatic generation control, in order to reliably serve their customers' needs. By providing these services, we believe that we can earn a better return than would be available by primarily selling commodity energy into the spot markets as they develop. In order to facilitate the development of these relationships, we will operate our facilities on a decentralized basis, using local management with expertise in the local power markets.

     As an initial step in building these relationships, we have entered into transition contracts to sell energy and other products to Niagara Mohawk Power Corporation and Duquesne Light Company, from whom we purchased assets. We recently extended the period during which we will supply energy to Duquesne Light Company until December 31, 2004. See "-- Orion Power MidWest,
L.P. -- Provider of Last Resort Contract." Additionally, we have agreed to extend the energy sales contract with Niagara Mohawk Power Corporation through September 2004. See "-- Orion Power New York, L.P. -- Hydroelectric Assets." We also are seeking to enter into new relationships with other entities that provide retail electric service.

     Actively Manage Energy and Fuel Merchant Market Risk. We are focused on maximizing the net margin of energy and related products while minimizing risk. Our electric markets and fuels group actively markets output from and manages fuel procurement for the facilities on a monthly, daily and real-time basis. We operate a 24-hour, seven-day-per-week service desk to dispatch facilities, manage our contractual positions and respond to operational issues on a real-time basis.

     We do not engage in speculative trading of electricity or fuel. A key component to our risk management strategy is to sell a majority of our output forward through long-term and short-term contracts and purchase in advance the associated fuel to match the term of those sales. We believe that this approach allows us to successfully manage electric and fuel commodity risk while maximizing our profit margins.

2000 ACQUISITIONS OF FACILITIES

     On April 28, 2000, we purchased seven generating plants located in Ohio and Pennsylvania with a capacity of 2,614 megawatts from Duquesne Light Company. The net purchase price for the assets was approximately $1.8 billion in cash. In connection with this acquisition, we assumed approximately $24.4 million of liabilities relating to employee benefits and environmental remediation and assumed Duquesne Light Company's responsibility as provider of last resort for a specified period.

     On December 11, 2000, we purchased from Columbia Energy Group (now a subsidiary of NiSource Inc.) all the outstanding stock of Columbia Electric Corporation, a power generation company with natural-gas-fired projects in various stages of construction or development. Columbia Electric had divested its partial ownership interest in facilities already in operation prior to our acquisition. The net purchase price for this acquisition was $209 million in cash. In connection with this acquisition, we assumed a $334 million credit facility, of which approximately $198 million was outstanding as of March 31, 2001. We also assumed from Columbia Energy Group construction contract and tolling agreement guarantees of approximately $5 million and equity investment obligations of approximately $41 million, all of which remained outstanding as of March 31, 2001. As part of the Columbia Electric acquisition, we also assumed a tolling agreement for the Liberty Electric Generating Station.

OPERATIONS

     We operate our business on a decentralized basis. The majority of day-to-day operating decisions are made by employees either at the facilities or in our regional offices. This allows employees in our headquarters to focus on those activities that benefit from economies of scale, that require inter-regional coordination and that continue to grow our business.

     We currently own 5,426 megawatts of generating capacity, which we expect to increase to 5,926 megawatts in June 2001 when construction of the Ceredo Generating Station is completed.

We have historically generated energy totaling over 20 million megawatt hours per year. Capacity refers to the net tested, operational capability of a generating facility to produce energy in the summer. The capacity of a particular facility will vary seasonally, typically as a result of differences in ambient air temperature. As a result, capacity is typically measured twice -- once for the summer and once for the winter. Our portfolio utilizes four primary fuels: coal, natural gas, oil, and water. Many of our facilities that burn natural gas have the ability to switch between burning either natural gas or oil as the primary fuel type. No one fuel type currently accounts for as much as 50% of our capacity.

CORPORATE OPERATIONS

     Our corporate headquarters are located in Baltimore, Maryland. The corporate office is focused on selected activities, including corporate administration, accounting, financing, power sales, fuel procurement, asset management, risk management and business development. As of December 31, 2000, there were 54 employees located in the corporate office, including all of the executive officers. We conduct our day-to-day operations by subsidiaries which are wholly-owned either by us or by another one of our subsidiaries.

     We centralize some aspects of asset management, risk management, power sales, and fuel procurement, including information technology, payroll and human resources. The combined power sales and fuel procurement group, which, as of December 31, 2000, totaled 18 employees, focuses on optimizing the net margin earned on sales of energy, capacity, and ancillary services after taking out the cost of fuel and limiting the amount of risk in our activities. This group concentrates solely on power sales and fuel procurement for our assets and is not authorized by senior management to engage in speculative trading or activities for unaffiliated third parties.

     Our business development team, consisting of six people, focuses on maximizing value and growing our business, both through new acquisitions and new project development. Most of our corporate employees, including all of our executive officers, are directly involved in our business development efforts.

     We instituted a risk management committee to help monitor our business activities. The committee meets at least once per month and has a broad mandate to review all areas of our business, set policies for managing risk positions, and direct management on appropriate actions to reduce our significant risks.

ORION POWER NEW YORK, L.P.

     Facilities. Our regional operating company, Orion Power New York, L.P., which is headquartered outside Syracuse, New York manages our assets located in New York State. Orion Power New York manages a total of 74 power generation facilities of which 72 are currently operational. Total aggregate capacity of these facilities is approximately 2,812 megawatts. The facilities consist of 70 hydroelectric facilities, of which 68 are active, three facilities located in New York City and the Carr Street Generating Station in East Syracuse. In April 2000, we acquired three subsidiaries of Constellation Operating Services that, pursuant to strategic alliance agreements, operated the assets located in New York. As of December 31, 2000, Orion Power New York employed 383 people as direct employees.

     We have not owned these facilities for a substantial period of time, and therefore, our historical financial and operating results do not provide a longer term perspective on the operation of the assets located in New York.

     Assets Located in New York City. We currently bid the energy produced by the assets located in New York City into the energy and ancillary services markets operated by the New York independent system operator (NY-ISO). Because our assets located in New York City serve a transmission-constrained area, bids for energy produced by these facilities are subject to market power mitigation measures as implemented by the NY-ISO, in addition to the New York City capacity regulations. The market power mitigation measures provide that if the energy bid price for our assets located in New York City exceeds the market price at a specified location reference point outside New York City by 5% or more, our bid price is replaced with an energy reference price that approximates our cost of production. All units that are dispatched will then receive the market clearing price. Due to the fact that our units are located in critical areas in New York City and are often dispatched for uneconomic reasons, we receive the greater of the market clearing price or the cost of production.

     Hydroelectric Assets. We have sold all of the output of the hydroelectric assets, including energy, capacity, and ancillary services, to Niagara Mohawk Power Corporation on a bilateral basis through September 30, 2001. Under this contract, we receive an annual fixed payment, totaling $71.8 million for the period October 1999 through September 2000 and $73.6 million for the period October 2000 through September 2001, and a variable payment of $20 per megawatt hour for all generation above approximately 2.2 million megawatt hours. The actual targets are set on a quarterly basis to reflect the seasonal fluctuations in energy production from our hydroelectric assets, and payments are made monthly. If we fail to meet the minimum generation threshold, we are obligated to pay penalties to Niagara Mohawk. The 2.2 million megawatt hour target is approximately 78% of the average generation for the units over the last ten years. Generation at hydroelectric facilities, however, varies based on precipitation. We recently entered into a three year agreement to extend our supply agreement with Niagara Mohawk Power Corporation from October 2001 through September 2004. There are no penalties for under-delivery in the extended contract. This extension is pending New York Public Service Commission approval.

     Carr Street. We have entered into a gas tolling agreement with Constellation Power Source covering the Carr Street Generating Station, which continues until 2003. Under this agreement, Constellation Power Source has the exclusive right to all energy, capacity and ancillary services produced by the plant. Constellation Power Source pays for, and is responsible for, all fuel used by the plant during the term of the gas tolling agreement. We are currently paid approximately $3.6 million per annum as a fixed fee and $3.15 per megawatt hour generated, both of which escalate by approximately 2.5% per annum. We have guaranteed certain aspects of the plant's operating performance and failure to meet these guarantees could result in penalties.

ORION POWER MIDWEST, L.P.

     Facilities. Our regional operating company, Orion Power MidWest, L.P., which is headquartered near Pittsburgh, Pennsylvania, manages our assets located in Ohio, Pennsylvania and West Virginia. The assets consist of seven power generating facilities, six of which are active, located in western Pennsylvania and Ohio, and one generating facility, the Ceredo Electric Generating Station in West Virginia. We acquired the West Virginia facility from Columbia Energy Group in December 2000, and it is scheduled to begin commercial operations as a 500 megawatt peaking facility in June 2001. The remaining seven facilities were acquired from Duquesne Light Company in April 2000, three of which Duquesne had recently acquired in an asset swap with FirstEnergy Corp. The other four (including the retired facility) have historically been owned and operated by Duquesne Light Company. The operating facilities have a total aggregate capacity of approximately 3,114 megawatts, with five facilities using coal as their primary fuel source, one facility using oil and one facility using natural gas. The majority of the coal units operate as baseload units because of their low production costs per megawatt hour. In addition, in connection with the Duquesne acquisition we entered into the provider of last resort contract with Duquesne Light Company. As of December 31, 2000, Orion Power MidWest, L.P. employed 452 people in the direct operation of the eight facilities managed.

     We have not owned these facilities for a substantial period of time, and therefore, our historical financial and operating results do not provide a longer term perspective on the operation of these assets.

     Provider of Last Resort Contract. As part of our acquisition of seven facilities located in Ohio and western Pennsylvania in April 2000, we entered into the provider of last resort contract with Duquesne Light Company. Under the contract, we are obligated for a specific period to provide energy to Duquesne Light Company to meet its obligations to satisfy the demands of any customer in the Duquesne Light Company service area that does not elect to buy energy from a competitive supplier as allowed by the Pennsylvania state deregulatory initiatives or that elects to return to Duquesne Light Company as the designated provider of last resort. Under this contract, we must provide all of the energy necessary to meet the contractual requirements with no minimum and no maximum quantity and Duquesne Light Company must buy all of the energy needed to satisfy its provider of last resort obligation from us.

     The provider of last resort contract is a wholesale contract between us and Duquesne Light Company, and we have no responsibility for selling energy directly to the related retail customers, nor are we obligated to provide capacity. Therefore, we have no involvement in billing retail customers or collecting amounts owed by retail customers.

     The Duquesne Light Company service area covers approximately 580,000 retail customers. According to information provided by Duquesne Light Company, the peak demand for the Duquesne Light Company control area was approximately 2,673 megawatts, and the total amount of electricity consumed was approximately 14,103,000 megawatt hours in 2000. As of December 31, 2000, approximately 79% of the customers in the Duquesne Light Company control area, as measured by energy consumption, received energy from Duquesne Light Company as the provider of last resort. The peak provider of last resort load was approximately 2,335 megawatts for 2000. The total amount of electricity consumed by provider of last resort customers was approximately 10,811,387 megawatt hours for 2000.

     Under the provider of last resort contract, the prices we receive are a specified portion of Duquesne Light Company's current retail rates, which have been approved by the Pennsylvania Public Utility Commission. Our average gross selling price was approximately $40 per megawatt hour for 2000. From this amount, Duquesne Light Company deducts the Pennsylvania gross receipts tax of 4.4%, $1 per megawatt hour for ancillary services that Duquesne Light Company procures from another party and transmission line losses. Based on recent historical patterns of usage for each of Duquesne Light Company's rate classes, we expect our average gross selling price in 2001 will be almost $41 per megawatt hour.

     The provider of last resort contract continues in effect for each rate class until the amount of Duquesne Light Company's stranded costs allocated to that rate class have been recovered through the surcharge being added to each customer's monthly bill. For two rate classes, all stranded costs have already been recovered, and therefore the provider of last resort obligation is satisfied for these rate classes. The remaining rate classes are projected to complete stranded cost recovery between 2001 and 2003, with most rate classes expected to have completed stranded cost recovery before the summer of 2002. Accordingly, we expect the majority of the original provider of last resort contract obligations to end during early 2002.

     We have reached agreement with Duquesne Light Company, which was approved by FERC, to extend the provider of last resort contract until December 31, 2004 and to amend the price and certain other terms. The new agreement will become effective for each Duquesne Light Company retail customer class as that class comes off the retail tariff that relates to the existing contract, which, based on historic patterns, should occur in early 2002. The extension differs from the existing tariff and contract in certain respects, including:

     - The penalty for failure to deliver energy will be reduced from $1,000 to $100 per megawatt hour under most circumstances where Duquesne Light Company is required to reduce power provided to consumers;

     - We will be paid rates that are approximately nine percent higher per megawatt hour, although the actual increase depends on actual demand in each rate class;

     - We will be responsible for only a pro rata share of transmission line losses in the Duquesne Light Company control area, together with the other electric generation suppliers operating in the area, instead of being responsible for all transmission line losses as the existing contract provides; and

     - A customer switching rule has been added, retroactive to January 1, 2000, that will reduce our risks associated with unintended abuses related to customers' right to switch service providers.

     We or Duquesne Light Company have the right to terminate the extension period in the event Duquesne Light Company enters into an agreement to join a market such as PJM-West or FirstEnergy, in whose control area our Ohio facilities are located, joins the Alliance Regional Transmission Organization and such event results in policies that differ or are likely to differ from the terms of our contract with Duquesne Light Company and would materially affect either party.

     Given the expected demand for energy from provider of last resort customers and the historic energy generation from our assets located in Ohio and Pennsylvania and our peaking power plant under construction in West Virginia, we generally expect to produce more energy than needed to meet our provider of last resort obligations. We will attempt to sell this excess energy into the market and will receive the prevailing market price at the time. The provider of last resort demand, however, will fluctuate on a continuous, real-time basis, and will likely peak during summer and winter, on weekdays, and during some hours of the day. This could cause the provider of last resort demand to be greater than the amount of energy we are able to generate at any given moment from the plants we acquired from Duquesne Light Company or from our Ceredo Electric Generating Station. As a result, we may need to purchase energy from the market to cover our contractual obligations. This is likely to occur at times of higher market prices, although the price we receive will be determined as described above and will not fluctuate with the market. This situation could also arise or worsen if we have operational problems at one or more of our generating facilities that reduce their ability to produce energy. Failure to provide sufficient energy could give rise to penalties under the contracts. A severe under-delivery of energy that forces Duquesne Light Company to deny some customers energy could give rise to penalties of $1,000 per megawatt hour under the initial provider of last resort contract or $100 per megawatt hour under the extension. This risk should diminish as the number of rate classes eligible for provider of last resort service is reduced.

ORION POWER DEVELOPMENT COMPANY, INC.

     Orion Power Development Company, Inc., which is based in Baltimore, Maryland, manages our assets under development and construction. Our development company's primary objective will be to grow our portfolio of generating assets in a timely manner by developing efficient generating facilities in strategic locations that can provide wholesale customers with reliable, low-cost electricity and related products and services. Our development team has extensive experience in business development, power plant siting, system design, equipment procurement, construction management, economic analysis and risk management. Our development team seeks to identify attractive market opportunities and transmission constrained areas and then pursues a structured approach tailored to the needs of the specific markets. Our development team works closely with all members of the Orion Power team to execute our overall growth strategy.

     With the exception of the Ceredo Electric Generating Station in Ceredo, West Virginia, which will be owned and managed by Orion Power MidWest, L.P., the facilities which we purchased from Columbia Energy Group in December 2000 will be owned and managed through Orion Power Development Company, Inc.

CONSTRUCTION AND DEVELOPMENT

     A primary facet of our strategy is to continue to grow by developing additional capacity at our facilities by repowering or adding units at existing facilities and by building new facilities throughout the U.S. and Canada.

     For example, in 2000, we restored a unit at the Astoria Generating Station in New York City that was shut down by the prior owner in 1993. We have been granted the right to operate this unit for up to three years in order to increase capacity in New York City and enhance electric reliability. The restored unit is capable of producing approximately 175 megawatts of energy.

     We currently have three projects that are under construction:

     - Liberty Electric Generating Station, located south of Philadelphia, Pennsylvania, is a 568 megawatt, natural gas fired facility under construction, which will consist of two General Electric model 7FA class combustion turbine-generators supplying steam to a single Toshiba steam turbine-generator. The output of this facility is contracted under a tolling agreement for a term of approximately 14 years. Under this agreement, the counterparty will have the exclusive right to receive all energy, capacity and ancillary services produced by the plant. The counterparty will pay for, and be responsible for, all fuel used by the plant under the tolling agreement. This facility is scheduled for completion in April 2002.

     - Brunot Island Generating Station, located near downtown Pittsburgh, Pennsylvania, is currently a 234 megawatt peaking facility. We have begun the conversion of many of the existing simple cycle, oil fired units on site back to their original combined cycle operation and the upgrade of the on-site natural gas pipeline to allow for natural gas to become the primary fuel source. We will also upgrade environmental control equipment to reduce our air emissions. Our objective is to increase capacity at Brunot Island by 140 megawatts and significantly reduce production costs. This project is scheduled for final completion by the summer of 2002.

     We are currently pursuing a number of development opportunities:

     - Astoria Generating Station is in the engineering design and permitting phase of modernizing two of three large power generation units. As currently envisioned, we intend to install new natural gas fired combustion turbines to repower the units and to retire the third unit, resulting in an increase in total capacity of approximately 585 megawatts. In addition to increasing Astoria's total capacity to approximately 1,850 megawatts, this project would significantly lower air emissions from the plant's current levels and lower our cost of producing energy, making the Astoria plant even more competitive in the New York City and New York State energy markets. We believe that the permit, design and development process in New York could take up to two more years to complete before we can begin construction. We currently believe that the first phase of this project represents approximately 385 megawatts of additional capacity and is expected to be in service by the summer of 2004. The second phase of the modernization is scheduled to be in service in 2005.

     - Kelson Ridge Generating Station, to be located in Waldorf, Maryland serving both Washington, DC and Baltimore, Maryland, will be a 1,650 megawatt gas fired facility which we expect will be constructed in two phases. We expect the initial phase to be completed in two stages of 550 megawatts each in 2003 and 2004. The facility will be comprised of three 550 megawatt blocks, each consisting of two combustion turbine units, two heat steam recovery generation units and a steam generator. The output will likely be committed under a contract and/or made available for the PJM wholesale merchant energy market.

     - Henderson Generating Station, to be located in Henderson County, Kentucky, will be designed as a 500 megawatt gas fired, simple cycle peaking plant. We expect to construct this facility in two phases of 250 megawatts. Henderson is expected to meet the demand for electric power during times of peak usage in the ECAR region.

     - We have plans over the long-term to develop additional power plants at both the Avon Lake and the Niles locations. Preliminary plans project from 550 to 1,100 megawatts of additional capacity at Avon Lake depending on forecast market conditions and up to 550 megawatts of additional capacity at Niles, which may include the shutdown of some existing older, coal-fired capacity. We are currently evaluating the costs and benefits of repowering with clean-coal technology compared to natural gas as the primary fuel for these projects.

     Given the early stage of all of the aforementioned projects, we may elect not to pursue these activities or we may otherwise not be able to do so.

     In September 2000, we entered into a letter of intent for the delivery over the next four years of 10 combustion turbine generators from Siemens Westinghouse Power Corporation as part of our development efforts. The total purchase price is substantially payable at various times in 2003 and 2004. We paid a deposit of $5 million in each of the third quarter of 2000 and the first quarter of 2001. Furthermore, as part of our acquisition of Columbia Electric Corporation, we acquired the rights to the eight turbine generators to be delivered by GE Power Systems, which are being installed in the projects under construction.

     Additionally, we entered into letters of intent to purchase combustion turbines, heat recovery steam generators and steam turbines from Siemens Westinghouse Power Corporation in connection with the Kelson Ridge development project. We paid $8 million in the first quarter of 2001 and expect to pay approximately $281 million in total.

     The following table outlines our projects currently in construction and under development:

                               UNDER CONSTRUCTION

                                                                                             CURRENTLY
                       PLANNED                                                               TARGETED
                       CAPACITY                                                              OPERATION
FACILITY                 (MW)            PRIMARY FUEL TYPE             LOCATION SERVED         DATE
--------               --------          -----------------             ---------------       ---------
Brunot Island
  Repowering              140      Natural Gas                       Pittsburgh, PA          mid-2002
Liberty                   568      Natural Gas                       Philadelphia, PA        mid-2002
                        -----
TOTAL UNDER
  CONSTRUCTION            708
                        -----

                               UNDER DEVELOPMENT

                                                                                               CURRENTLY
                       PLANNED                                                                 TARGETED
                       CAPACITY                                                                OPERATION
FACILITY                 (MW)             PRIMARY FUEL TYPE              LOCATION SERVED         DATE
--------               --------           -----------------              ---------------       ---------
Astoria Repowering
  Phase 1                 385      Natural Gas                         New York, NY                 2004
  Phase 2                 200      Natural Gas                         New York, NY                 2005
Henderson
  Phase 1                 250      Natural Gas                         Henderson County, KY         2004
  Future Phases           250      Natural Gas                         Henderson County, KY          TBD
Kelson Ridge
  Phase 1               1,100      Natural Gas                         Charles County, MD      2003-2004
  Phase 2                 550      Natural Gas                         Charles County, MD           2005
Avon Lake Repowering
  Phase 1                 550      Evaluating (Coal or Natural Gas)    Cleveland, OH                 TBD
  Future Phases           550      Evaluating (Coal or Natural Gas)    Cleveland, OH                 TBD
Niles                     550      Evaluating (Coal or Natural Gas)    Youngstown, OH                TBD
                        -----
TOTAL UNDER
  DEVELOPMENT           4,385
                        -----
TOTAL PROJECTS
  ANNOUNCED             5,093
                        =====

     The actual commercial operation dates of these facilities will be dependent on various factors, including timely delivery of and performance of the turbines, transformers and other major equipment, timely construction of the gas and electric interconnection lines and any unusual conditions at the sites or otherwise which may impact construction, and we cannot assure you that these facilities will operate as scheduled.

RECENT MARKET DEVELOPMENTS

     New York Market Framework. The New York wholesale energy market has recently been reorganized, with the NY-ISO taking over responsibility for daily operation of the transmission system and the administration of bid-based markets for energy, capacity, and ancillary services. The day-ahead and real-time energy and ancillary services markets started on November 18, 1999. The capacity market began with an auction in early April 2000 for the summer 2000 six-month capacity period.

     Under the NY-ISO, generators like us are able to sell energy to any wholesale customer in the state. These sales may be done under bilateral contracts, in which pricing and other provisions are determined through private negotiation, or by bidding into the day-ahead and real-time energy and ancillary services markets. The NY-ISO has only recently been formed, and the markets it operates are new. The NY-ISO has experienced problems in administering New York's competitive wholesale energy markets since its inception. As a result, some parties involved in New York's wholesale market and certain members of the NY-ISO have asked that the NY-ISO and, in some instances, FERC review the structure of the wholesale market. Consequently, the NY-ISO is in the process of reviewing and revising market rules and the implementation of its software. This process has created some uncertainty for future market conditions in New York. There can be no assurance that changes to New York's competitive wholesale energy markets will not adversely affect our operations. The NY-ISO has the ability to revise prices, which could lead to delayed or disputed collection of amounts due to us for sales of energy and ancillary services. The NY-ISO also has the ability, in some cases subject to FERC approval, to impose cost-based pricing and/or price caps.

     The NY-ISO applied to FERC to impose a cost-based price with respect to the ten minute spinning reserve and ten minute non-spinning reserve markets. FERC granted the NY-ISO's request with respect to the ten-minute non-spinning reserve market. In July 2000, FERC imposed a bid cap of $1,000 per megawatt hour to be consistent with the independent system operators in the Mid-Atlantic and New England. This cap was in place through April 2001, and parties have requested extensions of the cap. Other independent system operators have suggested various forms of cost-based bidding for energy and related services.

     The NY-ISO recently announced it will implement a measure known as the "Automated Mitigation Procedure" under which day-ahead energy bids will be automatically reviewed and, if necessary, mitigated if economic or physical withholding is determined by the summer of 2001. A number of changes have recently been proposed for the New York wholesale market, which could be in place as early as the summer of 2001. These include the following:

     - A number of programs that will allow energy demand, commonly referred to as "load", to respond to high prices in emergency and non-emergency situations. The lack of load-responsive programs has been cited as one of the major reasons for retaining bid caps.

     - The New York Public Service Commission has announced that it will request that FERC lower the $1,000 bid cap on a regional basis.

     The NY-ISO has established a capacity market, beginning with the summer 2000 capacity season, to ensure that there is enough generation capacity to meet retail energy demand and ancillary services requirements. All power retailers are required to demonstrate commitments for capacity sufficient to meet their peak forecasted load plus a reserve requirement, currently set at 18%. As an extra reliability measure, power retailers located in New York City are required to procure the majority of this capacity (currently 80% of their peak forecasted load) from generating units located in New York City. Since New York City is currently short of this capacity requirement and the existing capacity is owned by only a few entities, a price cap of $105 per kilowatt year has been instituted for in-city generators. In 2000, in two separate auctions, we sold an average of 1,983 megawatts at the price cap of $105 per kilowatt year. Additionally, for the 2001 summer capacity period, we sold 2,060 megawatts at a price that approximates the price cap. This price cap and other rules relating to the capacity market may be reviewed by regulatory agencies from time to time and may change.

     Midwest Market Framework. The assets managed by Orion Power MidWest, L.P. are located in an operating region known as the East Central Area Reliability Council, more commonly referred to as the ECAR region. The ECAR region covers part or all of the following states: Indiana, Kentucky, Maryland, Michigan, Ohio, Pennsylvania, Virginia and West Virginia. There is no ISO or similar entity in place for the entire ECAR region, although the utilities in the region are proposing at least three plans for an independent system operator and/or a regional transmission operator. The ECAR market is characterized by substantial costs for transmitting power from one location to another, because each independent utility charges a tariff to use its transmission facilities. Therefore, moving power across multiple control areas becomes expensive and may become difficult or impossible at times of maximum demand.

     The current market in the ECAR region is relatively illiquid and is dominated by private bilateral contracts between parties. Notwithstanding the general lack of liquidity, markets do exist for several areas within the ECAR region. The ECAR region also lacks a specific capacity market and well-developed markets for ancillary services.

     Given the competing proposals currently under consideration and the many divergent interests which exist in the ECAR region, we expect that any adoption of ISOs or similar entities will be gradual. Some entities, including Duquesne Light Company, have considered joining the PJM-West market, a newly created wholesale market that would cover the western portion of the Mid-Atlantic region as early as December 2001. If Duquesne Light Company, our primary customer in the ECAR Region, joins the PJM-West market, we may enter the newly created wholesale market as well. FirstEnergy Corp., a utility in whose control area our Ohio plants are located, has proposed to join the Alliance Regional Transmission Organization. We are unable to determine what impact, if any, joining these markets would have on our business or financial prospects.

REGULATION

     We are subject to complex and stringent energy, environmental, and other governmental laws and regulations at the federal, state, and local levels in connection with the development, ownership, and operation of our electric generation facilities. The federal and state energy laws and regulations create burdens and risks for our operations, as well as opportunities for further acquisitions of facilities at attractive prices.

  FEDERAL ENERGY REGULATION

     The Federal Energy Regulatory Commission, or FERC, is an independent agency within the Department of Energy that regulates the transmission and wholesale sale of electricity in interstate commerce under the authority of the Federal Power Act. FERC is also responsible for licensing and inspecting private, municipal and state-owned hydroelectric projects. FERC determines whether a public utility qualifies for exempt wholesale generator status under the Public Utility Holding Company Act, which was amended by the Energy Policy Act of 1992.

     Federal Power Act. The Federal Power Act gives FERC exclusive rate-making jurisdiction over wholesale sales of electricity and transmission of electricity in interstate commerce. FERC regulates the owners of facilities used for the wholesale sale of electricity and its transmission in interstate commerce as "public utilities" under the Federal Power Act. The Federal Power Act also gives FERC jurisdiction to review certain transactions and numerous other activities of public utilities.

     Under the Federal Power Act, an entity that sells electricity at wholesale is a public utility, subject to FERC's jurisdiction. Public utilities are required to obtain FERC's acceptance of their rate schedules for wholesale sales of electricity. Because we are selling electricity in the wholesale market, we are deemed to be a public utility for purposes of the Federal Power Act. In most cases, FERC does not actively regulate the rates for facilities operated by wholesale generating companies like ours. Accordingly, FERC has granted market-based rate authority for the Carr Street facility, our hydroelectric assets, our assets located in Ohio and Pennsylvania and, subject to various market power mitigation measures, our assets located in New York City. Market-based rate authority enables us to price based upon market conditions rather than upon our costs.

     Usually, FERC's orders which grant us market-based rate authority, reserve the right to revoke or revise our market-based rate authority on a prospective basis if FERC subsequently determines that we possess excessive market power. If we lost our market-based rate authority or if significant new mitigation rules were adopted, we may be required to obtain FERC's acceptance of a cost-of-service rate schedule and may become subject to the accounting, record-keeping and reporting requirements that are imposed only on utilities with cost-based rate schedules. When FERC considers our request for market-based rate authority in connection with
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

a new acquisition or development project, it may include generation owned or controlled by our stockholders in determining whether we possess market power.

     FERC also regulates the rates, terms, and conditions for electricity transmission in interstate commerce. Tariffs established under FERC regulation give us access to transmission lines, which enable us to sell the energy we produce into competitive markets for wholesale energy.

     In April 1996, FERC issued an order requiring all public utilities to file "open access" transmission tariffs that give wholesale generators, as well as other wholesale sellers and buyers of electricity, access to transmission facilities on a non-discriminatory basis. This order is being reviewed by the Supreme Court of the United States. All utilities filed open access tariffs. Some utilities are seeking permission from FERC to recover costs associated with stranded investments through add-ons to their transmission rates. To the extent that FERC permits these charges, the cost of transmission may be too high on some systems to be of practical use to wholesale sellers like us.

     FERC is also encouraging the voluntary restructuring of transmission operations through the use of independent system operators and regional transmission groups. The result of establishing these entities typically is to eliminate or reduce transmission charges imposed by successive transmission systems. The full effect of these changes on us is uncertain at this time, in part, because it has not been determined which of these entities will control the transmission systems connected to certain of our generating facilities.

     The Federal Power Act also gives FERC exclusive authority to license non-federal hydroelectric projects on navigable waterways and federal lands. FERC hydroelectric licenses are issued for 30 to 50 years. The hydroelectric assets are licensed by FERC from 2004 through 2036. Individual hydroelectric facilities, representing approximately 90 megawatts of capacity, have licenses that expire over the next ten years. Facilities representing approximately 160 megawatts of capacity have new or initial license applications pending before FERC. Upon expiration of a FERC license, the federal government can take over the project and compensate the licensee, or FERC can issue a new license to either the existing licensee or a new licensee. In addition, upon license expiration, FERC can decommission an operating project and even order that it be removed from the river at the owner's expense. In deciding whether to issue a license, FERC gives equal consideration to a full range of licensing purposes related to the potential value of a stream or river. It is not uncommon for the relicensing process to take between four and ten years to complete. Generally, the relicensing process begins at least five years before the license expiration date and FERC issues annual licenses to permit a hydroelectric facility to continue operations pending conclusion of the relicensing process. We expect that FERC will issue us new or initial hydroelectric licenses for all the facilities with pending applications. Presently, there are no applications for competing licenses and there is no indication that FERC will decommission or order any of the projects to be removed.

     Nonetheless, there remains the possibility that FERC will not issue new or initial licenses for our projects, which could have a material adverse effect on our operations and revenue. In addition, several interested parties have intervened or are likely to intervene in our licensing proceedings. These interested parties may be able to impose conditions and affirmative obligations on our hydropower operations, which could add significant costs to our operations or reduce revenues. In the past, FERC has issued licenses with conditions that have rendered the operation of the relevant projects uneconomic. Therefore, there is no guarantee that the hydroelectric licenses issued by FERC will permit us to operate the projects profitably. Finally, the relicensing process itself is costly, time consuming, and could affect adversely our hydroelectric revenues.

     The remainder of our hydroelectric assets have licenses that expire over an approximate 30 year period, are exempt from licensing because they are small facilities with five megawatts or less or are not within FERC's jurisdiction because they are not located on navigable waterways
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

or federal land. Many of the existing licenses contain conditions that have one or more operational constraints, including restricting energy production, impacting the time of year or day in which generation occurs, raising operating costs, and requiring certain minimum river flow releases, which directly affect our ability to generate energy.

     Public Utility Holding Company Act. The Public Utility Holding Company Act, known as PUHCA, provides that any entity that owns, controls or has the power to vote 10% or more of the outstanding voting securities of an "electric utility company," or a holding company for an electric utility company, is subject to regulation under the Holding Company Act.

     Registered holding companies under the Holding Company Act are required to limit their utility operations to a single, integrated utility system and divest any other operations that are not functionally related to the operation of the utility system. In addition, a company that is a subsidiary of a holding company registered under the Holding Company Act is subject to financial and organizational regulation, including approval by the SEC of certain financings and transactions. Under the Energy Policy Act of 1992, however, FERC can determine that a company engaged exclusively in the business of owning or operating an eligible facility used for the generation of electric energy for sale at wholesale is an "exempt wholesale generator." Accordingly, it is exempt from the Holding Company Act requirements. In the case of facilities previously operated by regulated utilities, FERC can make an exempt wholesale generator determination only after the state utility commission finds that allowing the facility or facilities to be eligible for exempt wholesale generator status will benefit consumers, is in the public interest, and does not violate state law. Each of our operating subsidiaries has been designated by FERC as an exempt wholesale generator.

     We do not expect to engage in any activities that will subject us to regulation under PUHCA. In addition, our certificate of incorporation prohibits us from engaging in any activities that will subject us to regulation under the PUHCA without the consent of Goldman, Sachs & Co. until Goldman, Sachs & Co. and its affiliates own less than 5% of our outstanding common stock. If we were to lose our exempt wholesale generator status, we would become subject to regulation under the Holding Company Act. It would be difficult for us to comply with the Holding Company Act absent a substantial restructuring.

  STATE ENERGY REGULATION

     At the state level, public utility commissions are responsible for approving rates and other terms and conditions under which public utilities purchase electric power from independent producers and sell retail electric power to consumers. In addition, most state laws require approval from the state commission before an electric utility operating in the state may divest or transfer electric generation facilities. These laws also give the commissions authority to regulate the financial activities of electric utilities selling electricity to consumers in their states.

     State public utility commissions have authority to promulgate regulations for implementing some federal laws. Power sales agreements, which we enter into, are also potentially subject to review by state public utility commissions. In particular, the state public utility commissions review the process by which the utility has entered into power sales agreements. States may also assert jurisdiction over the siting, construction, and operation of our facilities, as well as the issuance of securities and the sale or other transfer of assets.

     New York. In 1996, the New York Public Service Commission began proceedings to introduce retail competition in New York State. These initiatives, in conjunction with FERC's "open access" rules, led to the formation of an ISO responsible for centralized control and operation of the state-wide electric transmission grid. They also led to a spot market and a related competitive electric energy auction. This auction is open on a non-discriminatory basis to all electric service providers. Other aspects of New York's restructuring plan include market power mitigation through utility divestiture of fossil fuel generation plants, the unbundling and
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

establishment of separate rates for historic utility functions, and market mitigation measures at the wholesale level.

     Under the New York Public Service Law, the New York Public Service Commission has jurisdiction over corporations engaged in the production of electricity and transfers of electric generation facilities located in the State. The New York Public Service Commission reviewed and approved each of our transactions to acquire our assets located in New York, and made the necessary findings to permit us to seek exempt wholesale generator status from FERC. Moreover, while the NY-ISO is an independent entity, it is considered an "electric corporation" subject to the New York Public Service Law.

     In addition, the New York Public Service Commission has determined that certain requirements of the Public Service Law apply to new forms of electric service providers, which differ from traditional electric utilities. As a result, even though we do not engage in the sale of electricity at retail in New York State, our assets located in New York are subject to "lightened regulation" by the New York Public Service Commission. Under the lightened regulation regime, our assets located in New York are subject to provisions of the Public Service Law that relate to enforcement, investigation, safety, reliability, system improvements, construction, excavation, and the issuance of securities. The provisions relating to the issuance of securities apply to our subsidiaries that operate our assets located in New York, but not to a holding company such as Orion Power Holdings.

     Pennsylvania. In December 1996, Pennsylvania adopted the Electricity Generation Customer Choice and Competition Act, which is now part of the Public Utility Code. The Act is a comprehensive restructuring plan that allows direct access to be phased in over a three-year period beginning January 1, 1999 and culminating in full retail choice by January 1, 2001. Under this plan, one-third of each customer class will be eligible for direct access each year.

     Pennsylvania opened its retail electric market to competition on January 1, 1999. The Act required each utility to submit its restructuring plan to the Pennsylvania Public Utility Commission for approval. The Pennsylvania Public Utility Commission is authorized to permit, but may not require, utilities to divest their generation assets.

     In addition, the Pennsylvania restructuring plan authorizes utilities to implement a non-bypassable Competitive Transition Charge to collect stranded costs, subject to approval by the Pennsylvania Public Utility Commission, and permits securitization of stranded costs.

     The Pennsylvania Public Utility Code also requires that the Pennsylvania Public Utility Commission approve any transfers or acquisitions of property "used or useful in public service." The Pennsylvania Public Utility Commission approved the transaction between Duquesne Light Company and Orion Power MidWest. Unlike New York, however, Pennsylvania does not have a regulatory regime for wholesale generators in the state. Therefore, we do not expect to be subject to regulation by the Pennsylvania Public Utility Commission. However, if we do become subject to regulation by the Pennsylvania Public Utility Commission, additional costs may be imposed on the operations of our assets located in Ohio and Pennsylvania.

     Ohio. The Ohio legislature passed a statute in 1999 providing for implementation of retail competition beginning in 2001. The statute delegated to the Ohio Public Utilities Commission the responsibility for developing certain restructuring rules, including rules relating to market monitoring, stranded cost recovery, and consumer protection. The Ohio Public Utilities Commission proceedings are in a very early stage, and we cannot predict what effect they will have on us. Similar to the case with Pennsylvania, we do not expect to be subject to regulation by the commission. If we do become subject to regulation by the Ohio Public Utilities Commission, however, additional costs may be imposed on the operations of our assets located in Ohio and Pennsylvania.

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

     West Virginia. In 1998, the West Virginia Legislature enacted HB 4277, which authorized the Public Service Commission to consider whether restructuring was in the public interest and, if so, to submit a restructuring plan for Legislative approval. In January 2000, the Commission issued an order finding restructuring in the public interest and submitting a long-term plan for transition to competitive power supply markets and consumer choice.

     During the 2000 legislative session, the West Virginia Legislature approved the Commission's plan. However, the plan cannot be implemented until the Legislature passes tax measures included in the restructuring plan. In late 2000, the Legislature decided to delay consideration of the tax changes that were necessary before the restructuring plan could be implemented. Consideration of the tax measures was delayed to give the Legislature the opportunity to seek an independent review of the differences between the proposed restructured markets in West Virginia and those that are experiencing difficulty in other regions of the United States. It is anticipated that the Legislature and the Governor will await independent evaluations of the Commission's proposed plan before proceeding to implement deregulation and the development of competitive power supply markets in West Virginia.

     Maryland. In April 1999, Maryland's Governor signed the Electric Customer Choice and Competition Act into law. This law established the legal framework for the restructuring and deregulation of the electric utility industry in Maryland. The Act deregulates the generation, supply, and pricing of electricity and provides that retail electric choice will be fully available to all customers by July 2002. As a consequence of restructuring, the Maryland Public Service Commission no longer has statutory responsibility for the oversight of generation facilities, but will continue its ongoing review of the maintenance and operation of electric utility transmission and distribution facilities in the State. Since the Act removes generation from the Maryland Public Service Commission's jurisdiction, our Maryland generating assets will not be subject to regulation by the Maryland Commission. If we do become subject to regulation by the Maryland Commission, additional costs may be imposed on the operations of our assets located in Maryland.

     Kentucky. In 1998, the Kentucky Legislature passed legislation creating the Kentucky Electricity Restructuring Task Force. In December 1999, the Task Force issued its Findings and Recommendations under its initial authorization. These findings are also found in the Final Report Special Task Force on Electricity Restructuring, issued in September 2000. The first finding was that there was no compelling reason to move quickly towards restructuring in Kentucky. The Task Force based this finding on a number of facts, including Kentucky's current low electricity rates and the possibility that Congress will pass a nationwide restructuring bill. The Task Force advocated a wait-and-see approach that would allow Kentucky to monitor progress in other states and develop options to protect Kentucky's existing low rates.

     In April 2000, the Kentucky General Assembly reauthorized the Task Force. Under the reauthorization, the Task Force is to monitor developments related to electricity restructuring and make recommendations it deems appropriate for consideration by the 2002 General Assembly and the Governor. The Task Force is charged with reporting to the Legislative Research Commission and the Governor no later than November 15, 2001.

  ENVIRONMENTAL REGULATIONS

     The construction and operation of electric generating facilities are subject to extensive environmental and land use regulation in the United States. Those regulations applicable to us primarily involve the discharge of emissions into the water and air as well as the use of water, but can also include wetlands preservation, endangered species, waste disposal, and noise regulation. These laws and regulations often require a lengthy and complex process of obtaining and renewing licenses, permits, and approvals from federal, state, and local agencies. If these laws and regulations are changed, modifications to our facilities may be required.

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     Clean Air Act.  In late 1990, Congress passed the Clean Air Act Amendments of 1990, which affect existing facilities as well as new project development. The act and many state laws require significant reductions in SO(2) (sulfur dioxide) and NO(x) (nitrogen oxide) emissions that result from burning fossil fuels.

     The 1990 Amendments create a marketable commodity called an SO(2)"allowance." All non-exempt facilities over 25 megawatts that emit SO(2) must hold or obtain allowances in order to operate. Each allowance gives the owner the right to emit one ton of SO(2). All non-exempt facilities that existed in 1990 have an assigned number of allowances. If additional allowances are needed, they can be purchased from facilities having excess allowances. Our assets located in New York currently have more allowances than needed, while our assets located in Ohio and Pennsylvania require additional allowances or the installation of SO(2) controls. We believe that the additional costs of obtaining the number of allowances needed for future projects should not materially affect our ability to purchase and operate such facilities.

     The 1990 Amendments also require states to impose annual operating permit fees. While such permit fees may be substantial and will be greater for coal-fired projects like our assets located in Ohio and Pennsylvania than for those burning gas or other fuels, such fees are not expected to significantly increase our costs.

     The 1990 Amendments also contain other provisions that could materially affect our projects. Various provisions may require permits, inspections, or installation of additional pollution control technology.

     The 1990 Amendments expand the enforcement authority of the federal government by increasing the range of civil and criminal penalties for violations of the Clean Air Act. They enhance administrative civil penalties and add a citizen suit provision. These enforcement provisions also include enhanced monitoring, record-keeping, and reporting requirements for existing and new facilities.

     The Ozone Transport Assessment Group, composed of state and local air regulatory officials from the 37 eastern states, has recommended additional NOx emission reductions that go beyond current federal standards. These recommendations include reductions from utility and industrial boilers during the summer ozone season.

     As a result of the Ozone Transport Assessment Group's recommendations, on October 27, 1998, the EPA issued a rule requiring 22 Eastern states and the District of Columbia to reduce emissions of NO(x) (a precursor of ozone) in those states. Among other things, the EPA's rule establishes an ozone season, which runs from May through September, and a NO(x) emission budget for each identified state, including New York, Ohio and Pennsylvania. The EPA rule requires states to implement controls sufficient to meet their NO(x) budget by May 1, 2003. The states use a marketable commodity called a NO(x) "allowance" allocation to implement the NO(x) emission budget. Our assets will be subject to NO(x) reduction requirements under the EPA rule. Due to relatively low NO(x) emissions from our facilities, however, our assets located in New York are unlikely to be impacted by this rulemaking. In contrast, the assets located in Ohio and Pennsylvania will be affected significantly. Beginning in 2003, the EPA rule will result in a requirement for substantial NO(x) reductions or the purchase of additional NO(x) allowances at the assets located in Pennsylvania, which will likely result in significant capital expenditures by us. The same requirement will impact our Ohio assets in 2004.

     The EPA recently granted several state petitions under Section 126 of the Clean Air Act. Section 126 allows the EPA to set limits for specific sources of emissions originating in other states. As a result, the EPA will require reductions in NO(x) emissions at the majority of our fossil energy facilities at levels consistent with those required under the EPA rule. Consistent with the EPA's rule, reductions have been proposed which would need to be achieved by May 1, 2004 through the implementation of controls or the purchase of emission allowances. We believe that

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our assets located in New York City are already in compliance with these limits.
We anticipate capital expenditures of approximately $350 million at the assets located in Ohio and Pennsylvania through 2010 to address these anticipated air emissions issues. We expect that the majority of these expenditures under the EPA rule and the EPA's Section 126 initiative will occur between 2002 and 2008. However, particularly given the trend towards more stringent environmental regulation, it is possible that the amount we must spend to bring the facilities into compliance may change materially. In addition, the time at which these capital expenditures must be made could be accelerated, and operations could be halted at these facilities until any necessary improvements are made.

     In October and November 1999, the EPA and several states filed suits or announced their intention to file suits against a number of coal-fired power plants in Midwestern and Eastern states. These suits relate to alleged violations of the Clean Air Act. More specifically, they derive from the deterioration prevention and non-attainment provisions of the Clean Air Act's new source review requirements. In 1999, the EPA requested information relating to the Avon Lake Generating Station and Niles Generating Station from the previous owner of these facilities. This was part of the EPA's broader industry information request, and forms the basis for the agency's new source review actions against coal-fired power plants. Although there have not been any new source review-related suits filed against the Avon Lake Generating Station or the Niles Generating Station, there can be no assurance that either of them will not be the target of any such action in the future. Based on the levels of emissions control that the EPA and/or states are seeking in these new source review enforcement actions, we believe that significant additional costs and penalties could be incurred, planned capital expenditures could be accelerated, or operations could be halted at these stations if they ever became targets of a new source review enforcement action.

     Individual states can also regulate air emissions, the costs of compliance with which could be significant. For example, in 1999, New York Governor George Pataki introduced new emission requirements for generation facilities in the State, which must be achieved by 2003. The New York State requirements, among other things, require year-round reductions in nitrogen oxide emissions, which were previously limited to summertime reductions. Additionally, under these requirements, we have to reduce our sulfur dioxide emissions from our New York power plants. These emission reductions would be phased in between January 1, 2003 and January 1, 2007. Compliance with these emission reductions requirements, if they become effective, could have a material adverse impact on the operation of our assets located in New York. While we anticipate that we should be able to satisfy these constraints, additional constraints may be added in various jurisdictions that may affect our facilities and increase our costs of compliance.

     The 1990 Amendments required the EPA to evaluate the public health impacts of emissions of mercury, a hazardous air pollutant, from power plants. The EPA has not proposed emissions controls because commercially viable control technologies have not been developed for utility boilers. However, the EPA has announced that it intends to propose regulations by 2003 and issue final rules by 2004. When emissions controls are mandated, all coal-fired utility boilers would be affected and the cost of compliance could be substantial.

     The Kyoto Protocol regarding greenhouse gas emissions and global warming was signed by the United States, thereby committing the United States to significant reductions in greenhouse gas emissions between 2008-2012. The U.S. Senate must ratify the agreement for the protocol to take effect. Future initiatives on this issue and the ultimate effect of the Kyoto Protocol are unknown at this time. Fossil fuel-fired power plants, however, are believed to be significant sources of carbon dioxide emissions, which constitute a principal greenhouse gas. Therefore, the power industry's compliance costs with mandated federal greenhouse gas reductions could be significant.

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     Clean Water Act.  Our facilities are subject to a variety of state and federal regulations governing existing and potential water/wastewater and stormwater discharges from the facilities. Generally, federal regulations promulgated through the Clean Water Act govern overall water/wastewater and stormwater discharges through permits. Under current provisions of the Clean Water Act, existing permits must be renewed at least every five years, at which time permit limits come under extensive review and can be modified to account for more stringent regulations. In addition, the permits can be modified at any time. Many of our facilities need to renew their Clean Water Act permits over the next two years. Major issues to be addressed when permits are renewed include the impact of intake screens and cooling systems on fish, as well as the adverse impact of discharging large quantities of warm water to public rivers and lakes. The cost of addressing any of these environmental issues could be substantial.

     In addition, changes to the environmental permits of our coal or other fuel suppliers may increase the cost of fuel, which in turn could have a significant impact on our operations.

     Emergency Planning and Community Right-to-Know Act. In April 1997, the EPA expanded the list of industry groups required to report the Toxic Release Inventory under Section 313 of the Emergency Planning and Community Right-to-Know Act to include electric utilities. Our operating facilities will be required to complete a toxic chemical inventory release form for each listed toxic chemical manufactured, processed, or otherwise used in excess of threshold levels for the applicable reporting year. The purpose of this requirement is to inform the EPA, states, localities, and the public about releases of toxic chemicals to the air, water, and land that can pose a threat to the community.

     Changes in the laws governing disposal of coal ash generated by our coal-fired plants to classify coal ash as a hazardous waste or otherwise restrict the disposal of coal ash could increase our costs and expose us to greater potential liabilities for environmental remediation. The ash disposal sites used by our coal-fired facilities are permitted under state regulations. Those sites under our operational control have approved closure plans in place, and funds have been budgeted to accomplish the closures.

     Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, among other things, imposes cleanup requirements for threatened or actual releases of hazardous substances that may endanger public health or welfare of the environment. Under CERCLA, joint and several liability may be imposed on waste generators, site owners, and operators and others regardless of fault or the legality of the original disposal activity. Although all waste substances generated by the facilities are generally not regarded as hazardous substances, some products used in the operations and the disposal of such products are governed by CERCLA and similar state statutes. As a result of CERCLA's no-fault, retroactive liability scheme, we cannot assure you that we would be free from substantial liabilities in the future.

     Consent Orders. The assets located in New York City are subject to a consent order issued by the New York State Department of Environmental Conservation. The consent order requires active investigation and remediation of past releases of petroleum and other substances at the facilities by the prior owner. The consent order also contains obligations related to compliance with air emission and opacity regulations, corrective action requirements for solid waste management units, and investigation and implementation of measures to reduce water contamination and the killing of fish. The total liability assumed and recorded by Orion Power New York associated with these obligations was $9.2 million in the aggregate. We intend to fund this liability with cash flow from operations.

  COMPETITION

     We have many strong and well capitalized competitors in the wholesale power generation industry. These are both domestic and international organizations, many of whom have extensive
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and diversified operating expertise and financial resources that are greater than those we possess. We face competition in the markets for energy, capacity, and ancillary services, as well as intense competition for the acquisition and development of additional facilities.

     We anticipate increasing competition from international companies for acquisitions as the market continues to deregulate. As a result, it may be more difficult for us to compete effectively in future competitive bidding situations. In recent years, the industry has been characterized by increasingly strong competition with respect to the acquisition of existing electric generating facilities. This includes a trend away from negotiated transactions and towards competitive bidding.

     Following the expiration of our various transition power and capacity agreements, we will be subject to competition in the market for energy, capacity, and ancillary services. We will principally compete on the basis of the price of our products, although we will also compete to a lesser extent on the basis of reliability and availability. The continuing deregulation of the industry is likely to increase competition and may place downward pressure on energy prices.

EMPLOYEES

     As of December 31, 2000, we employed approximately 890 people. Of these employees, approximately 554 are covered by collective bargaining agreements. The collective bargaining agreements expire at various dates between June 2001 and June 2006. We have never experienced a work stoppage, strike, or labor dispute. We consider relations with our employees to be good.

FACILITIES/PROPERTIES

     Our corporate offices currently occupy approximately 15,340 square feet of leased office space in Baltimore, Maryland, which lease expires in 2005, subject to renewal options.

     In addition to our corporate office space, we lease or own various real property and facilities relating to our assets and development activities. Our principal facilities are generally described under the descriptions of our three operating subsidiaries contained elsewhere. We believe that we have title to our facilities in accordance with standards generally accepted in the energy industry, subject to exceptions which, in our opinion, would not have a material adverse effect on the use or value of the facilities. Substantially all of our assets are pledged to our bank lenders under our credit facilities.

     We believe that all of our existing office and generating facilities, including the facilities under construction, are adequate for our needs through calendar year 2001. If we require additional space, we believe that we will be able to secure space on commercially reasonable terms without undue disruption to our operations.

     Our total lease expense for all of our properties described above was approximately $1.2 million for 2000, and will be approximately $1.5 million for 2001.

LEGAL PROCEEDINGS

     We are involved in various litigation matters in the ordinary course of our business. We are not currently involved in any litigation that we expect, either individually or in the aggregate, will have a material adverse effect on our financial condition or results of operations.

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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our directors and executive officers are as follows:

NAME                           AGE                       POSITION
----                           ---                       --------
Frederic V. Salerno(a)(b)....  57    Chairman of the Board of Directors
Jack A. Fusco................  38    Chief Executive Officer, President and Director
Scott B. Helm................  36    Executive Vice President and Chief Financial
                                     Officer
W. Thaddeus Miller...........  50    Executive Vice President and Chief Legal Officer
E. Thomas Webb...............  47    Senior Vice President
Michael J. Gluckman..........  63    Senior Vice President of Corporate Development
Edward A. Crooke.............  62    Director
Richard A. Friedman..........  43    Director
Tsutomu Kajita...............  47    Director
Douglas F. Londal............  35    Director
Cheryl Mills(a)(b)...........  36    Director
Terence M. O'Toole...........  41    Director
Vincent Tese(a)(b)...........  58    Director

---------------
(a) Member of Audit Committee.

(b) Member of Compensation Committee.

     Each of our directors will hold office until the next annual meeting of our stockholders, or until his or her successor has been duly elected and qualified. Our officers are elected by our board of directors and serve at the discretion of the Board.

     FREDERIC V. SALERNO joined us in April 2000 as non-executive Chairman of our Board of Directors. He is currently the Vice Chairman and Chief Financial Officer of Verizon Communications, effective with the closing of the merger of Bell Atlantic Corporation and GTE in June 2000. Since 1997, he has been the Senior Executive Vice President and Chief Financial Officer of Strategy and Business Development at Bell Atlantic. Prior to his position at Bell Atlantic, he served as Vice Chairman of Finance and Business Development at NYNEX Corporation from 1994 to 1997, and served as President of Worldwide Services Group from 1991 to 1994, and as a director of NYNEX from 1991 to 1997. Mr. Salerno joined New York Telephone in 1965. He currently serves as a director of Viacom, Inc. and The Bear Stearns Companies Inc. Mr. Salerno holds a B.S. from Manhattan College and an M.B.A. from Adelphi University.

     JACK A. FUSCO has been our Chief Operating Officer since our inception in March 1998. He was appointed President and Chief Executive Officer in November 1999. Mr. Fusco has over 17 years of experience in various areas of the power generation industry. Prior to joining us, Mr. Fusco was a Vice President at Goldman Sachs Power, an affiliate of Goldman, Sachs & Co., beginning in 1997. Prior to joining Goldman, Sachs & Co., Mr. Fusco was Executive Director of International Development and Operations for Pacific Gas & Electric's non-regulated subsidiary PG&E Enterprises. In that role, he was responsible for the development and implementation of PG&E's International Business Strategy and the launching of International Generating Company, an international wholesale power producer. Mr. Fusco holds a B.S. in Mechanical Engineering from California State University, and is a Registered Professional Mechanical Engineer in the State of California.

     SCOTT B. HELM joined us in September 1998 as Chief Financial Officer and was appointed Executive Vice President in November 1999. He is responsible for managing our accounting and

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finance functions. Prior to joining us, he was a Vice President in the
Investment Banking Division of Goldman, Sachs & Co., commencing in 1994, where he generally focused on commodity, cyclical and industrial clients. Mr. Helm holds a B.S.B.A. from Washington University.

     W. THADDEUS MILLER joined us in June 1999 as Chief Legal Officer, and was appointed Executive Vice President in November 1999. Mr. Miller has been advising us on legal matters since our inception. Prior to joining us, Mr. Miller was a Vice President and Associate General Counsel for Goldman, Sachs & Co., commencing in 1994 specializing in commodities, with particular emphasis on energy matters, where he advised our stockholder, GS Capital Partners II, L.P., on certain legal matters in connection with its investment in us. Prior to joining Goldman, Sachs & Co., Mr. Miller was a partner with Watson, Farley & Williams, an international law firm. He has been practicing law for over 20 years. Mr. Miller holds a B.S. from the United States Merchant Marine Academy (Kings Point) and a J.D. from St. John's University School of Law.

     E. THOMAS WEBB joined us in September 1998 as Vice President of Asset Management. In November 1999, he was appointed as Senior Vice President. Prior to joining us Mr. Webb was employed by Pacific Gas & Electric from 1977 to August 1998 in a variety of posts, including power plant management, and transmission and distribution operations. Mr. Webb has over 23 years of experience in the power generation industry. Mr. Webb holds a B.S. in Mechanical Engineering from California Polytechnic State University and an M.B.A. from St. Mary's College of California. Mr. Webb is a Registered Professional Mechanical Engineer in the State of California.

     MICHAEL J. GLUCKMAN joined us in December 2000 in connection with the acquisition of Columbia Electric Corporation, where he was President and Chief Executive Officer since 1996. Dr. Gluckman has over 30 years of experience in the energy industry, including research and development for all forms of fossil and renewable generation, development and assessment of advanced gas turbine technology, assessment of emerging electric markets, as well as a broad range of project development activities. Prior to joining Columbia Electric Corporation in 1996, Dr. Gluckman served as President and CEO of Paradigm Power Incorporated. Dr. Gluckman also spent 17 years with the Electric Power Research Institute. Dr. Gluckman holds a B.S. degree from the University of Cape Town in South Africa and a Ph.D. in chemical engineering from the City College of the City University of New York.

     EDWARD A. CROOKE assumed the position of Vice Chairman of Constellation Energy Group in October 2000, a position he previously held before retiring in January 2000. Upon completion of the separation of Constellation Energy Group and BGE Corp., Mr. Crooke will become Chairman, President and Chief Executive Officer of BGE Corp., a holding company focused on retail energy and related services. Prior to becoming Vice Chairman of Constellation Energy Group in 1999, he was Chairman, President and Chief Executive Officer of Constellation Enterprises from 1998 through 1999 and President and Chief Operating Officer of Baltimore Gas and Electric Company from 1992 through 1998. Mr. Crooke has worked for Constellation Energy Group and its affiliates for 32 years. He serves on the Board of Directors of Baltimore Equitable Insurance, Allfirst Financial, Inc., Allfirst Bank, Corporate Office Properties Trust and Associated Electric & Gas Insurance Services Limited. Mr. Crooke received a B.A. from the University of Maryland and an M.B.A. from Loyola College.

     RICHARD A. FRIEDMAN is Co-Head of Goldman, Sachs & Co.'s Merchant Banking Division, and Head of the Firm's Principal Investment Area. He joined Goldman, Sachs & Co. in 1981, became a Partner in 1990, and was made a Managing Director in 1996. He is Chairman of the Board of AMF Bowling Inc., and on the Board of Directors of Carmike Cinemas, Inc., and Polo Ralph Lauren Corporation. Mr. Friedman received a B.A. from Brown University and an M.B.A. from the University of Chicago Graduate School of Business.

     TSUTOMU KAJITA is Executive Vice President and Treasurer of Diamond Generating Corporation (one of our stockholders). Since 1993 he has been responsible for investment in and development of international wholesale power projects. Prior to that he was a Vice President of Diamond Energy, Inc., a company engaged in the wholesale power business. He has worked for Mitsubishi Corporation and its affiliates, including Diamond Energy, for 20 years. Mr. Kajita holds a B.A. in Law from Keio University in Tokyo and an M.B.A. from Babson College.

     DOUGLAS F. LONDAL is a Managing Director of Goldman, Sachs & Co. in the Merchant Banking Division. He joined Goldman, Sachs & Co. in 1991 and was made a Managing Director in 1999. He serves on the Board of Directors of 21st Century Newspapers, Inc., Ruth's Chris Steak House, Inc. and Village Voice Media. Mr. Londal received a B.A. from the University of Michigan and an M.B.A. from the University of Chicago Graduate School of Business.

     CHERYL D. MILLS is Senior Vice President for Corporate Policy and Public Programming at Oxygen Media. Prior to joining Oxygen in 1999, Ms. Mills, an attorney, was Deputy Counsel to the President at the White House from 1993 through 1999. She currently serves on the Board of Directors of Cendant Corporation, National Partnership for Women and Families, the Stanford Law School Board of Visitors, the Leadership Conference Education Fund, The Jackie Robinson Foundation, the Robert F. Kennedy Memorial Foundation, and the William
J. Clinton Presidential Library Foundation Board of Trustees. Ms. Mills earned her B.A. from the University of Virginia and a J.D. from Stanford Law School.

     TERENCE M. O'TOOLE is a Managing Director of Goldman, Sachs & Co. in the Merchant Banking Division. He joined Goldman, Sachs & Co. in 1983, became a Partner in 1992, and was made a Managing Director in 1996. He is Chairman of the Board of Amscan Holdings, Inc., and serves on the Board of Directors of 21st Century Newspapers, Inc., AMF Bowling, Inc., TBG Information Investors, L.L.C., VoiceStream Wireless Corporation, and Western Wireless Corporation. Mr. O'Toole received a B.S. from Villanova University and an M.B.A. from the Stanford University Graduate School of Business.

     VINCENT TESE has been Chairman of Wireless Cable International Inc. since April 1995. Mr. Tese was Chairman of Cross Country Wireless Inc. from October 1994 to July 1995 and was a corporate officer and a general partner of Cross Country Wireless Inc.'s predecessors, Cross Country Wireless Cable-I, L.P. and Cross Country Wireless Cable West, L.P. from 1990 until October 1994, Mr. Tese was the Director of Economic Development for the State of New York from June 1987 to December 1994. Mr. Tese is currently Chairman of the Audit Committee and a member of the Board of Directors of The Bear Stearns Companies, Inc. He also serves on the boards of Allied Waste Industries, Inc., Bowne and Company, Inc. and Cablevision, Inc. He received a B.A. from Pace University in 1966 and a J.D. from Brooklyn Law School in 1972 and the L.L.M. from New York University School of Law in 1973.

COMPENSATION OF DIRECTORS

     Each of Ms. Mills and Mr. Tese receives $20,000 annually and $1,500 per board meeting. We also granted each of them options to purchase 12,000 shares, of which 10,000 vest over the two years following the grant date and the remaining options vest over the year following the grant date. In addition, we reimburse them for reasonable expenses they incur in attending board or committee meetings. Except as described in our director agreement with Mr. Salerno, no other directors receive compensation.

BOARD COMMITTEES

     Our board has two standing committees: an audit committee and a compensation committee. The audit committee selects the independent public accountants to audit our annual financial statements, establishes the scope and oversees the annual audit and reviews our financial statements and accounting practices. The audit committee also is responsible for risk management and control and credit policies. The compensation committee approves and administers compensation and employee benefit plans. Our board may establish other committees from time to time to facilitate the management of our business and affairs.

EXECUTIVE COMPENSATION

     The following table sets forth information for the calendar years ended December 31, 2000, 1999 and 1998 concerning the annual compensation paid or accrued by us to our executive officers ("Named Executive Officers").

                                                                   LONG TERM
                                                                  COMPENSATION
                                                                     AWARDS
                                                                  ------------
                                            ANNUAL COMPENSATION    NUMBER OF
                                            -------------------    SECURITIES     ALL OTHER
                                             SALARY     BONUS      UNDERLYING    COMPENSATION
  NAME AND PRINCIPAL POSITION(a)     YEAR     ($)        ($)       OPTIONS(#)       ($)(b)
  ------------------------------     ----    ------     -----      ----------    ------------
Jack A. Fusco(c)...................  2000    334,712    450,008     393,738          8,705
  President and Chief Executive      1999    203,167    200,000     434,762            884
  Officer                            1998    108,333    133,333      21,263          1,315
Scott B. Helm(d)...................  2000    284,712    400,005     329,364          8,055
  Executive Vice President and       1999    186,250    200,000     404,607            802
  Chief Financial Officer
W. Thaddeus Miller(e)..............  2000    264,193    375,003     323,955         10,348
  Executive Vice President and       1999    149,000    232,333     316,382            205
  Chief Legal Officer
E. Thomas Webb(f)..................  2000    229,577    325,000     231,870         10,889
  Senior Vice President              1999    153,163    200,000     213,480          1,741

---------------
(a) We do not have any executive officers other than those named in the table, except for Michael J. Gluckman who commenced employment in December 2000.

(b) We paid insurance premiums for term life insurance, a 401k match and a 401k bonus for 2000 in the amount of $8,705 for Mr. Fusco, $8,055 for Mr. Helm, $10,348 for Mr. Miller and $10,889 for Mr. Webb.

(c) Mr. Fusco has been our Chief Operating Officer since June 1998 and he also became our President and Chief Executive Officer in 1999. His 1999 bonus compensation includes a one-time discretionary bonus in addition to the bonus under his employment agreement.

(d) Mr. Helm has been our Chief Financial Officer since September 1998 and he also became an Executive Vice President in 1999. His 1999 bonus compensation includes a one-time discretionary bonus in addition to the bonus under his employment agreement.

(e) Mr. Miller commenced his employment in June 1999 as Chief Legal Officer/General Counsel and also became an Executive Vice President in 1999. His 1999 bonus compensation includes a one-time discretionary bonus and a one-time sign on bonus of $32,333 in addition to the regular bonus under this employment agreement.

(f) Mr. Webb commenced employment in September 1998 as Vice President of Asset Management and became a Senior Vice President in 1999. His 1999 bonus compensation includes a one-time discretionary bonus in addition to the bonus under his employment agreement.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND 2000 YEAR END OPTION VALUES

                                                             NUMBER OF
                               SHARES                  SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                              ACQUIRED                UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                 ON       VALUE          2000 YEAR END (#)           2000 YEAR END ($)(b)
                              EXERCISE   REALIZED   ---------------------------   ---------------------------
NAME                           (#)(a)      ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                          --------   --------   -----------   -------------   -----------   -------------
Jack A. Fusco...............    --         --         248,996        600,767      $3,488,756     $6,225,848
Scott B. Helm...............    --         --         221,336        512,635      $3,118,362     $5,456,079
W. Thaddeus Miller..........    --         --         176,697        463,640      $2,483,317     $4,775,022
E. Thomas Webb..............    --         --         112,182        333,168      $1,313,836     $2,801,379

---------------
(a)  The Named Executive Officers did not exercise any options in 2000.

(b) Assumes, for all unexercised in-the-money options, the difference between the fair market value ($24.625 per share) at December 31, 2000 and the exercise price of the option.

                             OPTION GRANTS IN 2000

                                           INDIVIDUAL GRANTS
-------------------------------------------------------------------------------------------------------
                                                PERCENT
                                  NUMBER OF     OF TOTAL
                                  SECURITIES    OPTIONS                 MARKET
                                  UNDERLYING   GRANTED TO   EXERCISE   PRICE ON
                                   OPTIONS     EMPLOYEES    OR BASE    DATE OF
                                   GRANTED     IN FISCAL     PRICE      GRANT       VEST     EXPIRATION
NAME                     DATE        (#)          YEAR       ($/SH)      ($)        DATE        DATE
----                     ----     ----------   ----------   --------   --------     ----     ----------
Jack A. Fusco........   4/24/00     143,738       4.05       $10.00     $15.50     4/24/03     4/24/10
                       11/14/00     100,000       2.82        20.00      20.00    11/14/03    11/14/10
                       11/14/00     150,000       4.23        20.00      20.00    11/13/05    11/14/10
Scott B. Helm........   4/24/00     129,364       3.65        10.00      15.50     4/24/03     4/24/10
                       11/14/00      80,000       2.26        20.00      20.00    11/14/03    11/14/10
                       11/14/00     120,000       3.39        20.00      20.00    11/13/05    11/14/10
W. Thaddeus Miller...   4/24/00     123,955       3.50        10.00      15.50     4/24/03     4/24/10
                       11/14/00      80,000       2.26        20.00      20.00    11/14/03    11/14/10
                       11/14/00     120,000       3.39        20.00      20.00    11/13/05    11/14/10
E. Thomas Webb.......   4/24/00      35,935       1.01        10.00      15.50     4/24/03     4/24/10
                        4/24/00      35,935       1.01        15.50      15.50     4/24/03     4/24/10
                       11/14/00      60,000       1.69        20.00      20.00    11/14/03    11/14/10
                       11/14/00     100,000       2.82        20.00      20.00    11/13/05    11/14/10


---------------------

                        POTENTIAL REALIZABLE VALUE AT
                           ASSUMED ANNUAL RATES OF
                         STOCK PRICE APPRECIATION FOR
                                 OPTION TERM
                       --------------------------------
NAME                    0% ($)     5% ($)     10% ($)
----                    ------     ------     -------
Jack A. Fusco........  $790,559   $901,956   $1,013,353
                             --    100,000      200,000
                             --    150,000      300,000
Scott B. Helm........   711,502    811,759      912,016
                             --     80,000      160,000
                             --    120,000      240,000
W. Thaddeus Miller...   681,753    777,818      873,883
                             --     80,000      160,000
                             --    120,000      240,000
E. Thomas Webb.......   197,643    225,492      253,342
                             --     27,850       55,699
                             --     60,000      120,000
                             --    100,000      200,000

1998 STOCK INCENTIVE PLAN

     In February 1999, our board of directors adopted and our stockholders approved our 1998 Stock Incentive Plan. In connection with our initial public offering in November 2000, our board of directors approved an amendment to the plan, which was approved by our stockholders, to increase the maximum number of shares that may be awarded under the plan to 7,500,000 shares and to modify the definition of change of control. The plan, as amended, provides for the granting of stock options, stock appreciation rights, share awards, performance awards and restricted stock to our or our subsidiaries' employees, officers, and directors. The 1998 stock incentive plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code and stock options that do not so qualify. The maximum number of shares that may be awarded to an employee during any three year period is 1,500,000, and the maximum amount of dollar denominated performance units that may be awarded to any employee is $1,000,000. The 1998 stock incentive plan is designed to comply with the requirements for "performance-based compensation" under Section 162(m) of the Internal Revenue Code, and the conditions for exemption from the short-swing profit recovery rules under Rule 16b-3 under the Exchange Act.

     The purpose of the 1998 stock incentive plan is to provide an incentive to our directors, officers, employees and consultants and to encourage them to devote their abilities to the success of our business. The 1998 stock incentive plan is administered by, and awards may be granted by, the compensation committee of our board. Generally, the compensation committee has the right to grant options and other awards to eligible participants and to determine the terms and conditions of option and other award agreements, including the vesting schedule of options and other awards and the exercise price of options.

     The 1998 stock incentive plan provides that the term of any option may not exceed ten years. In the event of a change in control (as defined below) of our company, all outstanding stock options, stock appreciation rights, and performance units become immediately and fully vested and any restrictions on restricted stock lapse.

     Change in control generally means:

     - the acquisition of 30% or more of our combined voting power of our voting securities, unless the acquisition is by one of our subsidiaries, any of our employee benefit plans or by any of our stockholders who, together with its affiliates, upon consummation of this offering, beneficially owned 30% or more of the combined voting power of our voting securities;

     - a merger, consolidation, reorganization or other transaction, unless our shareholders continue to control at least 50% of our voting power or the original members of our board of directors continue to hold a majority of the board seats after the transaction;

     - our complete dissolution or liquidation; or

     - the sale of all of our assets or substantially all of our assets.

     In the event of a change in capitalization, the compensation committee will adjust the maximum number and class of shares which may be granted under the 1998 stock incentive plan or to any individual in any three calendar year period, the number and class of shares which are subject to any outstanding options and the purchase price of the options.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

     Effective November 2000, we entered into amended and restated employment agreements with Jack A. Fusco, our President and Chief Executive Officer, Scott
B. Helm, our Chief Financial Officer and Executive Vice President, and W. Thaddeus Miller, our Chief Legal Officer and Executive Vice President, and entered into an employment agreement with E. Thomas Webb, our Senior Vice President of Operations. Effective December 2000, we entered into an employment agreement with Michael J. Gluckman, our Senior Vice President of Corporate Development.

     The following table provides information about the employment agreements of each of our named executive officers:

                                                                                                    OPTION GRANTS
                                                                                              (SHARES OF COMMON STOCK)
                                                                                      -----------------------------------------
                                                                                        FIVE-        THREE-
                                                                                         YEAR         YEAR
                                          BONUS         EXPIRATION        STOCK        VESTING      VESTING       ADDITIONAL
NAME                   SALARY($)(a)   RANGE(b)(c)(d)      DATE(e)     PURCHASES(f)    OPTIONS(g)   OPTIONS(h)     OPTIONS(i)
----                   ------------   --------------    ----------    ------------    ----------   ----------     ----------
Jack A. Fusco........    $475,000         75-150%           May 2003  20,000 shares    150,000      100,000     At least 50,000
Scott B. Helm........     420,000         75-150%        August 2003  40,000 shares    120,000       80,000     At least 40,000
W. Thaddeus Miller...     400,000         75-150%           May 2004  22,500 shares    120,000       80,000     At least 40,000
E. Thomas Webb.......     342,000         50-100%      November 2005  15,000 shares    100,000       60,000     At least 30,000

---------------
(a)  Subject to annual inflationary increases.

(b) Discretionary annual cash bonus equal to the specified range, based upon performance criteria to be established in the future.

(c) In 2000, the bonus was guaranteed and was to be not less than the annual base salary for 2000.

(d) On May 18, 2001, Messrs. Fusco, Helm and Miller received additional one-time longevity incentive bonuses in the amount of $150,000 for Mr. Fusco and $125,000 for each of Messrs. Helm and Miller.

(e)  Unless earlier terminated in accordance with the agreement.

(f) Each of the executive officers entered into a stock purchase agreement to purchase the specified number of shares at a purchase price of $10.00 per share and issued to us a limited recourse promissory note in a principal amount equal to two-thirds of the purchase price of such stock.

(g) Each of the executive officers was granted stock options to purchase the specified number of shares at the initial public offering price of $20.00 per share, with the options vesting ratably over a five-year period.

(h) Each of the executive officers was granted stock options to purchase the specified number of shares at the initial public offering price of $20.00 per share, with the options vesting ratably over a three-year period.

(i) Each of the executive officers is entitled to stock option grants on January 1, 2002 and each January 1 thereafter during the employment term to purchase not less than the specified number of shares at the fair market value of the common stock at the date of grant, with the options vesting ratably over a three-year period.

     Each agreement provides that in the event of termination by us without cause or by the employee for good reason, the employee will be entitled to receive from us within 15 days following his termination:

     - Any earned and unpaid base salary;

     - A cash payment of two times the employee's annual base salary;

     - A cash payment equal to two times the amount of the most recent bonus paid to or earned by the employee in the last fiscal year; and

     - Benefits accrued under any other benefit plan, program or arrangement in which the employee was a participant on the date of termination.

     If the employee owes us monies under the note to the stock purchase agreement on the date of his termination, then cash payment amounts for salary and bonus in excess of the employee's 2000 salary shall first be applied to satisfy the monies owed to us under the note.

     Good reason means:

     - Our breach of the employment agreement or any related agreement;

     - A reduction in the employee's title, duties or responsibilities;

     - The relocation of the employee or our headquarters to any location outside of Baltimore, Maryland (and, in the case of Mr. Miller, New
       York); and

     - A change in control as defined in the 1998 stock incentive plan.

     In addition, termination for good reason due to our breach, relocation or a change in control automatically triggers the vesting of all stock options held by each employee. The employment agreement also provides that each employee will not compete with us for a period of one year after the termination of the employee's employment.

DIRECTOR AGREEMENT

     On April 5, 2000, we entered into a director agreement with Frederic V. Salerno, who is the Chairman of our Board of Directors. Mr. Salerno will use reasonable best efforts to attend all board meetings, serve on subcommittees and perform such other duties and services appropriate for his position as Chairman. In addition, we agreed to indemnify Mr. Salerno for his activities as a director and reimburse Mr. Salerno for all reasonable business expenses.

     The director agreement is for a two-year term, subject to earlier termination due to death, mutual agreement, cause, a fiduciary resignation or good reason as set forth in the director agreement.

     Under the director agreement, Mr. Salerno is subject to a non-disclosure covenant and a covenant prohibiting the solicitation of our employees and customers. He is also subject to a non-competition covenant which prohibits him from becoming employed by any entity that is principally engaged in our line of business (other than his current employer).

     In connection with the director agreement, we also entered into an option agreement with Mr. Salerno under our 1998 stock incentive plan. Under his option agreement, he has the option to purchase 322,600 shares at an exercise price of $15.50 per share. The option has a five-year term. The option vested and became exercisable with respect to 50% of the shares on the first anniversary of the grant date. The remaining 50% will vest and become exercisable the day before the second anniversary of the grant date. The option will become immediately vested and exercisable if Mr. Salerno is terminated without cause, resigns as a result of a fiduciary conflict, or resigns for good reason. The option will also immediately vest and become exercisable upon a change in control, as defined in our 1998 stock incentive plan.

     In addition, we entered into a stock purchase agreement with Mr. Salerno. Under his stock purchase agreement, Mr. Salerno may purchase 645,200 shares of our common stock at $15.50 per share paying for one-half of this stock with a limited recourse promissory note.

     We also entered into an investor rights agreement with Mr. Salerno, which sets forth certain rights, obligations and restrictions with respect to his shares. The provisions of this agreement terminated automatically upon the closing of our initial public offering in November 2000.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information about the beneficial ownership of our common stock as of May 31, 2001 by (1) each person who is the beneficial owner of more than five percent of the outstanding shares of our common stock,
(2) each of our directors, (3) each of our executive officers, and (4) all of our executive officers and directors as a group. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them. For the purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of common stock that such person has the right to acquire within 60 days after the date of this prospectus.

                                                                          PERCENTAGE OF SHARES
                                                                               OUTSTANDING
                                                                     -------------------------------
                                                     NUMBER OF         BEFORE THIS       AFTER THIS
                                    NUMBER OF          SHARES         OFFERING AND      OFFERING AND
                                      SHARES       OFFERED IN THE      CONCURRENT        CONCURRENT
                                   BENEFICIALLY     COMMON STOCK      COMMON STOCK      COMMON STOCK
NAME                                  OWNED           OFFERING          OFFERING          OFFERING
----                               ------------    --------------     ------------      ------------
5% STOCKHOLDERS:
  Entities affiliated with The
     Goldman Sachs Group,
     Inc.(a).....................   40,851,000              --             41.1%            37.2%
  Constellation Energy Group,
     Inc. and affiliates(b)......   18,205,900       1,000,000             19.4%            16.5%
  Mitsubishi Corporation and
     affiliates(c)...............    7,741,936         774,194              8.3%             6.7%
  Tokyo Electric Power Company
     International B.V.(d).......    5,161,290         516,129              5.5%             4.5%
DIRECTORS AND NAMED EXECUTIVE
  OFFICERS:
  Jack A. Fusco(e)...............      421,278(f)           --                *                *
  Scott B. Helm(e)...............      393,519(g)           --                *                *
  W. Thaddeus Miller(e)..........      313,636(h)           --                *                *
  E. Thomas Webb(e)..............      205,291(i)           --                *                *
  Michael J. Gluckman(e).........       14,446(j)           --                *                *
  Frederic V. Salerno(k).........      806,500         322,600                *                *
  Edward A. Crooke(l)............   18,205,900       1,000,000             19.4%            16.5%
  Richard A. Friedman(m).........   40,851,000              --             41.1%            37.2%
  Tsutomu Kajita(n)..............    7,741,936         774,194              8.3%             6.7%
  Douglas F. Londal(o)...........   40,851,000              --             41.1%            37.2%
  Terence M. O'Toole(p)..........   40,851,000              --             41.1%            37.2%
  Cheryl Mills...................        4,795(q)           --                *                *
  Vincent Tese...................        4,795(r)           --                *                *
  All directors and executive
     officers as a group (13
     people)(l)(m)(n)(o)
     (p)(q)(r)(s)................   68,963,096       2,612,923             67.9%            59.2%

---------------
 *   Less than one percent.

(a) Based on a Schedule 13D filed with the SEC on December 11, 2000. Consists of 14,984,097 shares and 2,966,742 warrants held by GS Capital Partners II, L.P., 5,956,795 shares and 1,179,401 warrants held by GS Capital Partners II Offshore, L.P., 552,685 shares and 109,427 warrants held by GS Capital Partners II Germany C.L.P., 773,101 shares and 152,234 warrants held by Stone Street Fund 1998, L.P., 233,322 shares and 45,945 warrants held by Bridge Street Fund 1998, L.P., 8,796,383 shares and 1,445,976 warrants held by GS Capital Partners III, L.P., 2,418,232 shares and 397,515 warrants held by GS Capital Partners III Offshore, L.P., 406,086 shares and 66,753 warrants held by GS Capital Partners III Germany C.L.P., 197,579 shares and 21,844 warrants held by Stone Street Fund 2000, L.P., and 131,720 shares and 14,563 warrants held by Bridge Special Opportunities Fund 2000, L.P. an affiliate of The Goldman Sachs Group, Inc., of which Goldman, Sachs & Co. (an underwriter in this offering) is an indirect wholly-owned subsidiary, is either the general partner, managing general partner or investment manager of each of these entities. The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. each disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than The Goldman Sachs Group, Inc. and its affiliates. The address of each of these funds is 85 Broad Street, New York, New York 10004.

(b) Based on a Schedule 13G filed with the SEC on February 14, 2001. 250 W. Pratt Street, Baltimore, Maryland 21201. Represents common stock held by wholly-owned subsidiary, Constellation Enterprises, Inc. and includes 705,900 warrants.

(c) Based on a Schedule 13G filed with the SEC on March 28, 2001. Includes shares beneficially owned by affiliates of Mitsubishi Corporation. The address of Mitsubishi Corporation is 6-3 Marunouchi 2-chome, Chiyoda-ku Tokyo 100-8086 Japan.

(d) Based on a Schedule 13G filed with the SEC on March 28, 2001. Official 1, De Boelelaan 7, 1083HJ, Amsterdam, The Netherlands.

(e)  7 East Redwood, Baltimore, Maryland 21202.

(f) Includes 401,178 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(g) Includes 353,519 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(h) Includes 290,836 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(i) Includes 190,291 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(j) Includes 11,446 shares subject to stock options that are exercisable within 60 days of the date of this prospectus.

(k) Includes 161,300 shares subject to stock options that are exercisable within 60 days of the date of this prospectus. 1095 Avenue of the Americas, New York, New York 10036.

(l) 250 W. Pratt Street, Baltimore, Maryland 21201. Mr. Crooke, who is Vice Chairman of Constellation Energy Group, an affiliate of Constellation Enterprises, disclaims beneficial ownership of the securities owned by Constellation Energy Group and its affiliates, except to the extent of his pecuniary interest in those securities.

(m) 85 Broad Street, New York, New York 10004. Mr. Friedman, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the securities owned by affiliates of Goldman, Sachs & Co., except to the extent of his pecuniary interest in those securities.

(n) 333 South Grand Avenue, Suite 3000, Los Angeles, California 90071. Mr. Kajita, who is Executive Vice President and Treasurer of Diamond Generating Corporation, a wholly-owned subsidiary of Mitsubishi Corporation, disclaims beneficial ownership of the securities owned by Mitsubishi and its affiliates, except to the extent of his pecuniary interest in those securities.

(o) 85 Broad Street, New York, New York 10004. Mr. Londal, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the securities owned by affiliates of Goldman, Sachs & Co., except to the extent of his pecuniary interest in those securities.

(p) 85 Broad Street, New York, New York 10004. Mr. O'Toole, who is a Managing Director of Goldman, Sachs & Co., disclaims beneficial ownership of the securities owned by affiliates of Goldman, Sachs & Co., except to the extent of his pecuniary interest in those securities.

(q) Represents stock options that are exercisable within 60 days of the date of this prospectus.

(r) Represents stock options that are exercisable within 60 days of the date of this prospectus.

(s) Includes 8,524,460 shares subject to warrants and stock options that are exercisable within 60 days of the date of this prospectus.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

STOCKHOLDERS' AGREEMENT

     GENERAL

     GS Capital Partners II, L.P. and other private investment partnerships affiliated with Goldman, Sachs & Co., Constellation Enterprises, affiliates of Mitsubishi Corporation, Tokyo Electric Power Company International B.V. and we were parties to a stockholders' agreement, most provisions of which terminated automatically upon the closing of our initial public offering in November 2000.

     IPO FEES

     Pursuant to the stockholders' agreement, prior to our public offering, Goldman, Sachs & Co. had the right to provide all investment banking services on arms-length terms, conditions and pricing. We paid $16.4 million to Goldman, Sachs & Co. in connection with our initial public offering in the form of a discount from the initial public offering price of the shares of common stock.

     ADVISORY FEES

     Pursuant to the stockholders' agreement, in addition to any other fees payable with respect to any of our financings or paid under our strategic alliance agreements, we paid 1% of the aggregate consideration paid in each acquisition transaction as an advisory fee to our stockholders in proportion to the percentage holding of each stockholder. For the year ended December 31, 2000, we paid a total of $9.4 million to GS Capital Partners II, L.P. and affiliated investment partnerships, $4.7 million to Constellation Enterprises, $1.8 million to affiliates of Mitsubishi Corporation and $1.2 million to Tokyo Electric Power Company International B.V. In 1999, we paid a total of $6.8 million to GS Capital Partners II, L.P. and affiliated investment partnerships and $2.9 million to Constellation Power Source (which was then our stockholder). This provision terminated automatically upon the closing of our initial public offering.

     In connection with our acquisition of Columbia Electric Corporation in December 2000, we have accrued $2.5 million in advisory fees payable to Goldman, Sachs & Co.

     EQUITY INVESTMENTS

     Pursuant to the stockholders' agreement, at the time of our formation in March 1998, GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Power Source irrevocably committed to provide us with additional equity capital subject to an aggregate maximum investment for each stockholder. Our other stockholders made similar commitments when they first purchased our stock in November 1999. The price at which each stockholder purchased stock upon the capital calls was set forth in the stockholders' agreement at $10.00 per share for GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Enterprises and at $15.50 per share for our other stockholders, and was determined through arms-length negotiations and reflected our status and prospects at the time of the commitment. All commitments to provide equity under the stockholders' agreement have been satisfied.

     The following table sets forth the equity investments to date for each of our principal stockholders:

                         INVESTOR                              AMOUNT
                         --------                              ------
Entities affiliated with The Goldman Sachs Group, Inc. ...  $368,975,000
Constellation Power Source, Inc. and affiliates...........   206,025,000
Mitsubishi Corporation and affiliates.....................   120,000,000
Tokyo Electric Power Company International B.V. ..........    80,000,000

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

     In March 1998, November 1998, December 1998, June 1999, July 1999, September 1999 and April 2000, GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Enterprises made equity investments pursuant to capital calls based upon their respective commitments described above. These funds were primarily used to finance acquisitions. GS Capital Partners II, L.P. and affiliated investment partnerships purchased 30,000,000 shares and Constellation Enterprises and affiliates purchased 17,500,000 shares pursuant to those capital calls.

     Pursuant to the stockholders' agreement, in connection with several capital calls, we issued warrants to GS Capital Partners II, L.P. and affiliated investment partnerships to purchase a total of 5,034,257 shares of our common stock at an exercise price of $10.00 per share and 1,366,143 shares at an exercise price of $15.50 per share, and to Constellation Enterprises to purchase a total of 705,900 shares at an exercise price of $10.00 per share. All of these warrants expire ten years from the date of issuance.

     Under the stockholders' agreement, Goldman, Sachs & Co. was entitled to a fee of 5% of the proceeds received by us in a private placement of equity (other than capital calls under the stockholders' agreement) for acting as our agent in the transaction. The placement of equity with affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. in November 1999 qualified as such a private placement and, under the stockholders' agreement, Goldman, Sachs & Co. would have been entitled to a fee of $10 million. In connection with the negotiation of an amendment to the stockholders' agreement, however, Goldman, Sachs & Co. agreed to reduce this fee to a total of $4 million in cash for all private placements. Of this amount, $2.4 million was earned in November 1999 and $1.6 million was earned in April 2000 at the time of capital calls against the prior commitments. We have satisfied all our obligations set forth in the stockholders' agreement to pay fees in connection with any future placements of equity with new stockholders.

     In April 2000, our existing stockholders made equity investments to help finance the acquisition of the assets located in Ohio and Pennsylvania. First, all our existing stockholders satisfied their remaining commitments under the stockholders' agreement at $10.00 per share for GS Capital Partners II, L.P. and affiliated investment partnerships and Constellation Enterprises and at $15.50 per share for affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. Second, GS Capital Partners II, L.P. and affiliated investment partnerships invested approximately $69 million and Constellation Enterprises invested approximately $31 million over and above the amount that they had previously committed to invest pursuant to the stockholders' agreement at $15.50 per share.

     The stockholders' agreement provides that our certificate of incorporation and bylaws shall provide for indemnification, advancement of expenses and limitation of the personal liability of our directors to the fullest extent permitted by law, and that such provisions may not be amended, repealed or otherwise modified in any manner adverse to any director until at least six years from the closing of our initial public offering. In addition, pursuant to the stockholders' agreement, all transactions between us and any of our stockholders or their affiliates shall occur only after arms-length negotiations which result in market-based price, terms and conditions.

SENIOR NOTES

     In April and May 2000, Goldman, Sachs & Co. acted as one of several initial purchasers of $400 million of our senior notes, purchasing $250 million of notes at customary arms-length discounts. As of March 31, 2001, Goldman, Sachs & Co. did not hold any of our senior notes. For a discussion of the senior notes, see "Description of Indebtedness -- Senior Notes."

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

ORION POWER MIDWEST, L.P. CREDIT FACILITY

     In connection with the credit facility of Orion Power MidWest, L.P. entered into in April 2000, Goldman Sachs Credit Partners L.P. acted as an arranger, syndication agent, joint book runner and lender. We entered into the credit facility after arms-length negotiations and at market terms and conditions. As of March 31, 2001, Goldman Sachs Credit Partners L.P., as a lender, has received interest payments and fees under this credit facility totaling approximately $7.5 million.

CONSTELLATION POWER SOURCE STRATEGIC ALLIANCE AGREEMENT

     We entered into a strategic alliance agreement with Constellation Power Source, pursuant to which Constellation Power Source was the exclusive provider of, and had the right of first refusal for, power marketing and risk management services for our facilities. We terminated this agreement upon closing of our initial public offering. We did not pay any money to Constellation Power Source under this agreement other than payments made to Constellation Power Source under the other agreements described below.

     We paid approximately $200,000 in 1999 to Constellation Power Source for rent, telephone and information technology support.

     In a related agreement, affiliates of Constellation Power Source agreed not to compete with us for the acquisition of existing non-nuclear generation assets for the period that the strategic alliance agreement is in effect. Our termination of the strategic alliance agreement also had the effect of terminating the non-compete.

CONSTELLATION OPERATING SERVICES STRATEGIC ALLIANCE AGREEMENT

     We entered into a strategic alliance agreement with Constellation Operating Services pursuant to which it was the exclusive provider of day-to-day operating and maintenance services for each of the generation facilities we acquired a controlling interest in (including our existing facilities). This agreement terminated in April 2000 upon the completion of our acquisition of Constellation Operating Services' subsidiaries.

     We also entered into separate, site-specific, market-based, arms-length contracts with subsidiaries of Constellation Operating Services, essentially on a cost plus basis, to perform day-to-day operations and maintenance services at certain facilities. These agreements terminated in April 2000 upon the completion of our acquisition of Constellation Operating Services' subsidiaries.

AGENCY AGREEMENT

     In April 2000, in connection with Orion Power MidWest, L.P.'s obligations under the Provider of Last Resort Contract, we entered into an agency and sale agreement with Constellation Power Source which expired April 30, 2001. The agreement provided that Constellation Power Source would act as Orion Power MidWest, L.P.'s agent to sell its excess energy to third-party purchasers and purchase energy on behalf of Orion Power MidWest, L.P. to enable Orion Power MidWest, L.P. to meet its obligations as the provider of last resort. In return, Constellation Power Source was entitled to receive a monthly fee ranging from $60,000, to $150,000 depending on the season and between 23% and 38% of net revenue generated from its agency sales (over certain revenue benchmarks). We paid approximately $2.7 million in 2000 and $2.5 million for the three months ended March 31, 2001 to Constellation Power Source as a fee under this agreement. This agreement has expired.

TOLLING AGREEMENTS

     We have entered into a five year gas tolling agreement with Constellation Power Source relating to our operation of the Carr Street facility, which continues until 2003. Under this
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

agreement, the counterparty will have the exclusive right to receive all energy, capacity and ancillary services produced by the plant. The counterparty will pay for, and be responsible for, all fuel used by the plant. We are currently paid approximately $3.6 million per annum as a fixed fee and $3.15 per megawatt hour generated, both of which will escalate by approximately 2.5% per annum. We have guaranteed portions of the plant's operating performance, and failure to meet these guarantees could result in penalties. We believe that when we entered into this agreement the terms were no less favorable to us than terms we could negotiate in an arms-length transaction.

     We have entered into two financial tolling agreements with Constellation Power Source relating to a total of 300 megawatts of on-peak energy in New York City. One transaction, representing 200 megawatts, is in effect from November 2000 through October 2001, and the other transaction, representing 100 megawatts, is in effect from March 2001 through February 2002. Under these agreements, we will pay Constellation Power Source the NY-ISO determined market price minus the lesser of a factor of the New York City delivered gas or oil market price. Constellation Power Source will pay us a fixed monthly fee of $1.6 million for the first transaction and $0.9 million for the second transaction. We believe that the terms of these agreements are no less favorable to us than terms we could negotiate in an arms-length transaction.

CONSTELLATION OPERATING SERVICES ACQUISITION

     In April 2000, we acquired all of the outstanding capital stock of four subsidiaries of Constellation Operating Services for $18.9 million in stock and $0.1 million in cash. Our board of directors approved the valuation of these subsidiaries, which was determined after arms-length negotiations, in accordance with our stockholders' agreement.

AGREEMENTS RELATING TO PUBLIC UTILITY HOLDING COMPANY ACT REGULATION

     We have entered into an agreement with Goldman, Sachs & Co. and its affiliates pursuant to which we have agreed that if Goldman, Sachs & Co. and its affiliates are no longer a controlling shareholder in us but still own 5% or more of our outstanding voting securities, and we wish to engage in any activities that will subject us to regulation under the Public Utility Holding Company Act of 1935, as amended, known as PUHCA, and which are prohibited under our certificate of incorporation without the consent of Goldman, Sachs & Co., Goldman, Sachs & Co. and its affiliates will negotiate in good faith with us to structure the transaction or its ownership interest in us so as to avoid material regulatory or other restrictions on us or Goldman, Sachs & Co. and its affiliates.

     In addition, we have entered into a separate agreement with affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. in the event we wish to engage in any transactions or activities that would subject them to regulation under PUHCA, solely by virtue of their ownership interest in us. We have agreed that for so long as affiliates of Mitsubishi Corporation or Tokyo Electric Power Company International B.V. own more than 5% of our outstanding voting securities, we will give them 60 days' notice before engaging in any transactions or activities that would cause them to be deemed an "affiliate," or a "subsidiary company," or a "holding company" (as each of these terms is defined in PUHCA) or subject to regulation under PUHCA or the Federal Power Act, and will convert into non-voting stock, on a one-to-one basis, the number of shares of voting stock necessary to ensure that each will avoid becoming an "affiliate," or a "subsidiary company," or a "holding company" under PUHCA or subject to regulation under PUHCA. The affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International B.V. each has the right to convert their shares of non-voting stock into an equal number of voting common stock at any time and in their sole discretion. If either an affiliate of Mitsubishi Corporation's or Tokyo Electric Power Company International B.V.'s total share ownership in us, including voting and non-voting stock, falls below 5%, all of that stockholders' non-voting shares will convert automatically back to voting common stock and the agreement will terminate with respect to that stockholder.

LOANS FROM STOCKHOLDERS

     During 1999 and 1998, GS Capital Partners II, L.P. and affiliated investment partnerships made loans to us of approximately $71.1 million and Constellation Enterprises made loans to us of approximately $41.2 million to allow us to pay our initial expenses. Each loan was for a five-year term, required earlier repayment in the event of our public offering, sale, liquidation or merger and accrued interest at 7%, payable semiannually. In November 1999, we repaid the total balance due to Constellation Enterprises with funds from the capital calls of our new investors. In April 2000, GS Capital Partners II, L.P. and affiliated investments partnerships converted all of their approximately $71.1 million in loans to 7,108,600 shares of common stock in satisfaction of a portion of its capital commitments.

     We paid interest of approximately $0.8 million in 1999 to affiliates of Constellation Enterprises. We accrued interest of approximately $2.2 million in 1999 and $3.7 million in 2000 to GS Capital Partners II, L.P. and affiliated investment partnerships.

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES

     We have made the following loans to directors, officers and employees in connection with their purchase of common stock at the indicated dates:

NAME                                               LOAN AMOUNT($)         DATE
----                                               --------------         ----
Frederic V. Salerno..............................    $5,000,300          April 2000
Jack A. Fusco....................................         7,873       December 1998
                                                        125,460           July 1999
Scott B. Helm....................................        15,746       December 1998
                                                        250,920           July 1999
W. Thaddeus Miller...............................       150,000           July 1999
E. Thomas Webb...................................       100,000           July 1999

     The loans are limited recourse to the borrower, secured by all shares and options held by the borrower on the date of the loan and all shares acquired by the borrower in connection with the exercise of options held on the date of the loan. Except in the case of Mr. Salerno, the loans each bear interest at 7% per annum and are repayable on the date which is five years from the date of the initial loan. Mr. Helm repaid his loan in May 2001.

     Mr. Salerno's loan bears interest at the greater of the London Interbank Offered Rate plus 1%, or the "applicable federal rate" as determined pursuant to the Internal Revenue Code. Interest accrues annually commencing December 31, 2000. The principal and interest are repayable on the first to occur of the fifth anniversary of the loan, one year after Mr. Salerno's service as one of our directors terminates due to death, termination without cause, a fiduciary resignation or the expiration of the two year term of his director agreement, or the 90th day following the date Mr. Salerno's service as a director terminates for any other reason.

REGISTRATION RIGHTS

     Each of GS Capital Partners II, L.P. and affiliated investment partnerships, Constellation Enterprises, certain affiliates of Mitsubishi Corporation and Tokyo Electric Power Company International has been granted registration rights by us pursuant to which each stockholder may require us from time to time after the expiration of six months from our initial public offering in November 2000, to register their shares of common stock for sale to the public under the Securities Act. In addition, each of these stockholders, our executive officers and Mr. Salerno has piggyback registration rights that allow them to include their shares of common stock in registration statements initiated by us. These registration rights are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in a registration statement.
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

TRADING ACTIVITY

     From time to time we enter into interest rate and energy-related commodity transactions, including transactions intended to hedge the interest rate and commodity price risks in our business, with affiliates of Goldman, Sachs & Co. and with Constellation Power Source, Inc. These transactions are entered into on an arm's length basis.

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

                        DESCRIPTION OF CONVERTIBLE NOTES

     We will issue the convertible notes under a document called the "indenture." The indenture is a contract between us and Wilmington Trust Company, as trustee. Because this section is a summary, it does not describe every aspect of the convertible notes and the indenture that may be important to you. In this section, we use capitalized words to signify defined terms that have been given special meaning in the indenture. We describe the meaning of only the more important terms. You should read the indenture itself for a full description of the terms of the convertible notes, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Whenever we refer to particular defined terms, those defined terms are incorporated by reference here. In this section, references to "Orion Power Holdings, Inc.," "we," "our" or "us" refer solely to Orion Power Holdings, Inc., a Delaware corporation, and its successors under the indenture and not to any of its subsidiaries.

GENERAL

     The convertible notes will be general, unsecured obligations of Orion Power Holdings, Inc. The convertible notes will be limited to $200,000,000 aggregate principal amount ($230,000,000 if the underwriters exercise their over-allotment option in full). We will be required to repay the principal amount of the convertible notes in full on June 1, 2008. The convertible notes will bear interest at the rate per annum shown on the front cover of this prospectus from June 6, 2001. Interest will be computed on the basis of a 360 day year of twelve 30-day months. We will pay interest on the convertible notes on June 1 and December 1 of each year, commencing on December 1, 2001.

     You may convert the convertible notes into shares of our common stock initially at the conversion rate stated on the front cover of this prospectus at any time before the close of business on the business day preceding June 1, 2008, unless the convertible notes have been previously redeemed or repurchased by us. The conversion rate may be adjusted as described below.

     We may redeem the convertible notes at our option at any time on or after June 4, 2004, in whole or in part, at the redemption prices set forth below under "-- Optional Redemption," plus accrued and unpaid interest to the redemption date. If there is a Change of Control of Orion Power Holdings, Inc., you may have the right to require us to repurchase your convertible notes as described below under "-- Repurchase at Option of Holders Upon a Change of Control."

     The convertible notes will not be guaranteed by any of our subsidiaries. As a result, the convertible notes will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. Our subsidiaries have a substantial amount of existing debt and will incur substantial additional debt in the future. See "Risk Factors -- Risks Relating to our Business and Operations."

     We are not restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Orion Power Holdings, Inc., except to the extent described under "-- Repurchase at Option of Holders Upon a Change of Control."

FORM, DENOMINATION, TRANSFER, EXCHANGE AND BOOK-ENTRY PROCEDURES

     The convertible notes will be issued:

     - only in fully registered form;

     - without interest coupons; and

     - in denominations of $1,000 and greater multiples.

     The convertible notes will be evidenced by one or more global notes which will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co. as nominee of DTC. The global note and any convertible notes issued in exchange for the global note will be subject to restrictions on transfer and will bear the legend regarding these restrictions set forth under "Notice to Investors." Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     The global note will not be registered in the name of any person, or exchanged for convertible notes that are registered in the name of any person, other than DTC or its nominee unless either of the following occurs:

     - DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note; or

     - an Event of Default with respect to the convertible notes represented by the global note has occurred and is continuing;

In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

     DTC or its nominee will be considered the sole owner and holder of the global note for all purposes, and as a result:

     - you cannot get convertible notes registered in your name if they are represented by the global note;

     - you cannot receive certificated (physical) convertible notes in exchange for your beneficial interest in the global notes;

     - you will not be considered to be the owner or holder of the global note or any convertible note it represents for any purpose; and

     - all payments on the global note will be made to DTC or its nominee.

     The laws of some jurisdictions require that certain kinds of purchasers (for example, certain insurance companies) can only own securities in definitive (certificated) form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

     Only institutions (such as a securities broker or dealer) that have accounts with DTC or its nominee (called "participants") and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants' interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

     Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC's same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlement in immediately available funds will have on trading activity in those beneficial interests.

     We will make cash payments of interest on and principal of and the redemption or repurchase price of the global note to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

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

     We have been informed that DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the convertible notes represented by the global note as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in convertible notes represented by the global note held through participants will be the responsibility of those participants.

     We will send any redemption notices to Cede. We understand that if less than all the convertible notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each participant to be redeemed.

     We also understand that neither DTC nor Cede will consent or vote with respect to the convertible notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede's consenting or voting rights to those participants to whose accounts the convertible notes are credited on the record date identified in a listing attached to the omnibus proxy.

     Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

     DTC has advised us that it will take any action permitted to be taken by a holder of convertible notes (including the presentation of convertible notes for exchange) only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the convertible notes represented by the global note as to which such participant or participants has or have given such direction.

     DTC has also advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Certain of such participants (or their representatives), together with other entities, own DTC. Indirect access to the DTC system is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC's or any participants' records relating to beneficial interests in the global note, including for payments made on the global note, and we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

CONVERSION RIGHTS

     You may, at your option, convert any portion of the principal amount of any convertible note that is an integral multiple of $1,000 into shares of our common stock at any time on or prior to the close of business on the business day prior to the maturity date, unless the convertible notes have been previously redeemed or repurchased, at a conversion rate of 29.2505 shares of

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

common stock per $1,000 principal amount of notes. The conversion rate is equivalent to a conversion price of approximately $34.19, subject to adjustment as set forth below. Your right to convert a convertible note called for redemption or delivered for repurchase following a Change of Control will terminate at the close of business on the business day prior to the redemption date or repurchase date for that convertible note, unless we default in making the payment due upon redemption or repurchase.

     You may convert all or part of any convertible note by delivering the note at the corporate trust office of the trustee in the Borough of Manhattan, The City of New York, accompanied by a duly signed and completed notice of conversion, a copy of which may be obtained from the trustee. The conversion date will be the date on which the convertible note and the duly signed and completed notice of conversion are so delivered.

     As promptly as practicable on or after the conversion date, we will issue and deliver to the trustee a certificate or certificates for the number of full shares of our common stock issuable upon conversion, together with payment in lieu of any fraction of a share. The certificate will then be sent by the trustee to the conversion agent for delivery to the holder. The shares of our common stock issuable upon conversion of the convertible notes will be fully paid and nonassessable and will rank equally with the other shares of our common stock.

     If you surrender a convertible note for conversion on a date that is not an interest payment date, you will not be entitled to receive any interest for the period from the next preceding interest payment date to the conversion date, except as described below in this paragraph. Any convertible note surrendered for conversion during the period from the close of business on any Regular Record Date (as defined below under "Payment and Conversion") to the opening of business on the next succeeding interest payment date (except convertible notes or portions of convertible notes called for redemption on a redemption date that will occur during such period) must be accompanied by payment of an amount equal to the interest payable on such interest payment date on the principal amount of convertible notes being surrendered for conversion. In the case of any convertible note which has been converted after any Regular Record Date but before the next succeeding interest payment date, interest payable on such interest payment date shall be payable on such interest payment date notwithstanding such conversion, and such interest shall be paid to the holder of such convertible note on such Regular Record Date.

     No other payment or adjustment for interest, or for any dividends in respect of our common stock, will be made upon conversion. Holders of our common stock issued upon conversion will not be entitled to receive any dividends payable to holders of our common stock as of any record time or date before the close of business on the conversion date. We will not issue fractional shares upon conversion. Instead, we will pay cash based on the market price of our common stock at the close of business on the conversion date or round up the number of shares of common stock issuable upon conversion of the convertible notes to the nearest whole share.

     You will not be required to pay any taxes or duties relating to the issue or delivery of shares of our common stock on conversion but you will be required to pay any tax or duty relating to any transfer involved in the issue or delivery of shares of our common stock in a name other than yours. Certificates representing shares of our common stock will not be issued or delivered unless all taxes and duties, if any, payable by you have been paid.

     The conversion rate will be subject to adjustment for, among other things:

     - dividends (and other distributions) payable in our common stock on shares of our capital stock;

     - the issuance to all or substantially all holders of our common stock of rights, options or warrants entitling them to subscribe for or purchase our common stock, or securities convertible into our common stock, at less than the then Current Market Price of such

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

       common stock (determined as provided in the indenture) as of the record date for shareholders entitled to receive such rights, options or warrants;

     - subdivisions, combinations and reclassifications of our common stock;

     - distributions to all or substantially all holders of our common stock of evidences of indebtedness of Orion Power Holdings, Inc., shares of capital stock, cash or assets (including securities, but excluding those dividends, rights, options, warrants and distributions referred to above, dividends and distributions paid exclusively in cash and distributions upon mergers or consolidations);

     - distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in the immediately preceding clause, or cash distributed upon a merger or consolidation as discussed below) to all holders of our common stock in an aggregate amount that, combined together with (1) other such all-cash distributions made within the preceding 365-day period in respect of which no adjustment has been made and (2) any cash and the fair market value of other consideration payable in connection with any tender offer by us or any of our subsidiaries for our common stock concluded within the preceding 365-day period in respect of which no adjustment has been made, exceeds 10% of our market capitalization (being the product of the Current Market Price per share of the common stock on the record date for that distribution and the number of shares of common stock then outstanding); and

     - the successful completion of a tender offer made by us or any of our subsidiaries for our common stock which involves an aggregate consideration that, combined together with (1) any cash and other consideration payable in a tender offer by us or any of our subsidiaries for our common stock expiring within the 365-day period preceding the expiration of such tender offer in respect of which no adjustment has been made and (2) the aggregate amount of any such all-cash distributions referred to in the immediately preceding clause above to all holders of our common stock within the 365-day period preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender offer.

     We reserve the right to effect such increases in the conversion rate in addition to those required by the foregoing provisions as we consider to be advisable in order that any event treated for United States federal income tax purposes as a dividend of stock or stock rights will not be taxable to the recipients. We will not be required to make any adjustment to the conversion rate until the cumulative adjustments amount to 1.0% or more of the conversion rate. We will compute all adjustments to the conversion rate and will give notice by mail to holders of the convertible notes of any adjustments.

     In case of any consolidation or merger of Orion Power Holdings, Inc. with or into another entity or any merger of another entity into Orion Power Holdings, Inc. (other than a merger which does not result in any reclassification, conversion, exchange or cancellation of our common stock), or in case of any sale or transfer of all or substantially all of our assets, each convertible note then outstanding will become convertible only into the kind and amount of securities, cash and other property receivable upon such consolidation, merger, sale or transfer by a holder of the number of shares of common stock into which the convertible notes were convertible immediately prior to the consolidation, merger, sale or transfer.

     We may increase the conversion rate for any period of at least 20 days, upon at least 15 days notice, if our Board of Directors determines that the increase would be in our best interest. The Board of Directors' determination in this regard will be conclusive. We will give holders of convertible notes at least 15 days notice of such an increase in the conversion rate. Any increase, however, will not be taken into account for purposes of determining whether the

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

closing price of our common stock exceeds the conversion price by 105% in connection with an event which otherwise would be a Change of Control as defined below.

     We may also increase the conversion rate for the remaining term of the convertible notes or any shorter period in order to avoid or diminish any income tax to any holders of shares of common stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes. If at any time we make a distribution of property to our shareholders that would be taxable to such shareholders as a dividend for United States federal income tax purposes, such as distributions of evidences of indebtedness or assets of Orion Power Holdings, Inc., but generally not stock dividends on common stock or rights to subscribe for common stock, and, pursuant to the adjustment provisions of the indenture, the number of shares into which convertible notes are convertible is increased, that increase may be deemed for United States federal income tax purposes to be the payment of a taxable dividend to holders of convertible notes; in specified other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of the common stock. See "Summary of Certain United States Federal Income Tax
Considerations -- United States Federal Income Taxation of U.S. Holders."

     Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

OPTIONAL REDEMPTION

     On or after June 4, 2004, we may redeem the convertible notes, in whole or from time to time in part, in cash at the prices set forth below. If we elect to redeem all or part of the convertible notes, we will give at least 30 but no more than 60 days notice to you.

     The redemption price, expressed as a percentage of principal amount, is as follows for the 12-month periods beginning on:

                                                   REDEMPTION
YEAR                                                 PRICE
----                                               ----------
June 4, 2004.....................................   102.571%
June 1, 2005.....................................   101.929%
June 1, 2006.....................................   101.286%
June 1, 2007.....................................   100.643%

and thereafter is equal to 100% of the principal amount, in each case together with accrued but unpaid interest to the date of redemption.

     If fewer than all of the convertible notes are to be redeemed, the trustee will select the convertible notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any convertible note is to be redeemed in part only, a new convertible note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your convertible notes is selected for partial redemption and you convert a portion of your convertible notes, the converted portion will be deemed to be of the portion selected for redemption.

     No sinking fund is provided for the convertible notes, which means that the indenture does not require us to redeem or retire the convertible notes periodically.

     We may, to the extent permitted by applicable law, at any time purchase convertible notes in the open market, by tender at any price or by private agreement. Any convertible note that we purchase may, to the extent permitted by applicable law and subject to restrictions contained in the underwriting agreement, be re-issued or resold or may, at our option, be surrendered to the trustee for cancellation. Any convertible notes surrendered for cancellation may not be re-issued or resold and will be canceled promptly.

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

PAYMENT AND CONVERSION

     Payment of any interest on the convertible notes will be made to the person in whose name the convertible note, or any predecessor convertible note, is registered at the close of business on the May 15th or the November 15th (whether or not a business day) immediately preceding the relevant interest payment date (a "Regular Record Date"). Payments on any global note registered in the name of DTC or its nominee will be payable by the trustee to DTC or its nominee in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the persons in whose names the convertible notes, including any global note, are registered as the owners for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any of our agents or the trustee's agents has or will have any responsibility or liability for (1) any aspect of DTC's records or any participant's or indirect participant's records relating to or payments made on account of beneficial ownership interests in the global note, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests in the global note, or (2) any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

     We will not be required to make any payment on the convertible notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

     Convertible notes may be surrendered for conversion at the corporate trust office of the trustee in the Borough of Manhattan, The City of New York. Convertible notes surrendered for conversion must be accompanied by appropriate notices and any payments in respect of interest or taxes, as applicable, as described above under "-- Conversion Rights."

     We have initially appointed the trustee as paying agent and conversion agent. We may terminate the appointment of any paying agent or conversion agent and appoint additional or other paying agents and conversion agents. However, until the convertible notes have been delivered to the trustee for cancellation, or moneys sufficient to pay the principal of, premium, if any, and interest on the convertible notes have been made available for payment and either paid or returned to us as provided in the indenture, the trustee will maintain an office or agency in the Borough of Manhattan, The City of New York for surrender of convertible notes for conversion. Notice of any termination or appointment and of any change in the office through which any paying agent or conversion agent will act will be given in accordance with "-- Notices" below.

     All moneys deposited with the trustee or any paying agent, or then held by us, in trust for the payment of principal of, premium, if any, or interest on any convertible notes which remain unclaimed at the end of two years after the payment has become due and payable will be repaid to us, and you will then look only to us for payment.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

     If a Change of Control occurs, you will have the right, at your option, to require us to repurchase all of your convertible notes not previously called for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000, pursuant to a "Change of Control Offer." In the Change of Control Offer, we will offer a "Change of Control Payment" in cash (or, as described below, shares of our common stock) equal to 100% of the aggregate principal amount of the convertible notes to be repurchased, together with interest accrued to, but excluding, the repurchase date.

     At our option, instead of paying the repurchase price in cash, we may pay the repurchase price in shares of our common stock valued at 95% of the average of the closing prices of our common stock for the five trading days immediately preceding and including the fifth trading day prior to the repurchase date. We may only pay the repurchase price in shares of our common stock if we satisfy the conditions provided in the indenture.

     A Change of Control means the occurrence of any of the following:

      I. the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Orion Power Holdings, Inc. and its subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

      II. the adoption of a plan relating to the liquidation or dissolution of Orion Power Holdings, Inc.;

     III. the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" (as defined above), other than the Principals and their Related Parties or a Permitted Group, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Orion Power Holdings, Inc., measured by voting power rather than number of shares;

     IV. the first day on which a majority of the members of the Board of Directors of Orion Power Holdings, Inc. are not Continuing Directors; or

      V. a "Termination of Listing" occurs, which means that the common stock is neither listed for trading on a United States national securities exchange nor quoted on the Nasdaq National Market.

     However, a Change of Control will not be deemed to have occurred if either
(A) the closing price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of the Change of Control or the public announcement of the Change of Control, in the case of a Change of Control relating to an acquisition of Voting Stock, or the period of 10 consecutive trading days ending immediately before the Change of Control, in the case of Change of Control relating to a merger, consolidation or asset sale, equals or exceeds 105% of the conversion price of the convertible notes in effect on each of those trading days or (B) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation otherwise constituting a Change of Control under clause (III) above issuable to the holders of our common stock, consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following such merger or consolidation) and as a result of such merger or consolidation the convertible notes become convertible into such common stock. For purposes of these provisions the conversion price is equal to $1,000 divided by the conversion rate then in effect.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the assets of Orion Power Holdings, Inc. and our subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of convertible notes to require us to repurchase such convertible notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Orion Power Holdings, Inc. and our subsidiaries, taken as a whole, to another Person or group may be uncertain.

     Within ten days following any Change of Control, we will mail a notice to each holder and the trustee describing the transaction or transactions that constitute the Change of Control, offering to repurchase the convertible notes on a certain date (which shall not exceed 30 business days from the date of such notice) (the "Change of Control Payment Date") specified in such notice and specifying whether the repurchase price will be payable in cash or shares of common stock, pursuant to the procedures required by the indenture and described in such notice. Rule 13e-4 under the Exchange Act requires the dissemination of prescribed information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to you. We will comply with this rule to the extent it applies at that time and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the convertible notes as a result of a Change of Control.

     For purposes of the Change of Control definition:

     "Beneficial Owner" has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act. The terms "Beneficially Owns" and "Beneficially Owned" shall have a corresponding meaning.

     "Board of Directors" means (1) with respect to a corporation, the board of directors of the corporation or any duly authorized committee of such board of directors and (2) with respect to any other Person, the board or committee of such Person serving a similar function.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents, however designated, of corporate stock or other equity participations, including partnership interests, whether general or limited, of the Person.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (1) was a member of such Board of Directors on the date of the indenture; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election; or (3) is a designee of a Principal or a Related Party of a Principal or was nominated by a Principal or a Related Party.

     "Permitted Group" means any group of investors that is deemed to be a "person" (as that term is used in Section 13(d)(3) of the Exchange Act) by virtue of the Stockholders Agreement, as the same may be amended, modified or supplemented from time to time, provided that no single Person (other than a Principal and its Related Parties) Beneficially Owns (together with its Affiliates) more of the Voting Stock of Orion Power Holdings, Inc. than is Beneficially Owned by such group of investors than is then collectively Beneficially Owned by the Principal and their Related Parties in the aggregate.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government, governmental subdivision or other entity.

     "Principal" means Goldman, Sachs & Co. or any of its affiliates, Constellation Energy Group Inc. or any of its affiliates, Mitsubishi Corporation or any of its affiliates or Tokyo Electric Power Company International B.V. or any of its affiliates or each member of Orion Power Holdings, Inc.'s management as of the date of the indenture.

     "Related Party" means (1) any controlling stockholder, 80% (or more) owned subsidiary, or immediate family member (in the case of an individual) of any Principal; or (2) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

     "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

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

     On the Change of Control Payment Date, we will, to the extent lawful:

          1. accept for payment all the convertible notes or portions thereof properly tendered pursuant to the Change of Control Offer;

          2. if the Change of Control Payment is to be paid in cash, deposit with the paying agent an amount equal to the Change of Control Payment in respect of all the convertible notes or portions thereof so tendered, or if the Change of Control Payment is to be paid in shares of our common stock, instruct the transfer agent to issues shares representing such Change of Control Payment; and

          3. deliver or cause to be delivered to the trustee the convertible notes so accepted together with an officers' certificate stating the aggregate principal amount of convertible notes or portions thereof being purchased by us.

     The paying agent or, in the event we are paying the Change of Control Payment in shares of our common stock, the trustee will promptly mail to each holder of convertible notes so tendered the Change of Control Payment for such convertible notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount or principal amount at maturity, as applicable, to any unpurchased portion of the convertible notes surrendered, if any; provided that each such new convertible note will be in a principal amount or principal amount at maturity, as applicable, of $1,000 or an integral multiple thereof.

     The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether or not any other provisions of the indenture are applicable. Except as described above, the indenture does not contain provisions that permit the holders of the convertible notes to require that we repurchase or redeem the convertible notes in the event of a takeover, recapitalization or similar transaction.

     We will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all of the convertible notes validly tendered and not withdrawn under such Change of Control Offer.

     The foregoing provisions would not necessarily provide you with protection if we are involved in a highly leveraged or other transaction that may adversely affect you.

     If a Change of Control were to occur, we cannot assure you that we would have sufficient funds to pay the repurchase price for all the convertible notes tendered by the holders. Restrictions in our subsidiaries' credit facilities limit our ability to fund such repurchases. See "Risk Factors -- Risks Relating to our Business and Operations" and "Risk Factors -- Risks Relating to our Offering" for a discussion of these restrictions and limitations.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     We may not, directly or indirectly, (1) consolidate or merge with or into another person (whether or not we are the surviving corporation) or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of our properties or assets, in one or more related transactions, to another person; unless:

          (A) either:

             (i) we are the surviving corporation; or

             (ii) the person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a person organized or existing under the laws of the United

        States, any state thereof or the District of Columbia (provided that if the person formed by or surviving any such consolidation or merger with us is not a corporation, a corporate co-issuer shall also be an obligor with respect to the convertible notes);

          (B) the Person formed by or surviving any such consolidation or merger (if other than us) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all our obligations under the convertible notes and the indenture pursuant to an agreement reasonably satisfactory to the trustee; and

          (C) immediately after such transaction, no Default or Event of Default exists.

     In addition, we may not, directly or indirectly, lease all or substantially all of our properties or assets, in one or more related transactions, to any other person.

     These provisions will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among Orion Power Holdings, Inc. and any of its subsidiaries.

EVENTS OF DEFAULT AND REMEDIES

Each of the following is an Event of Default with respect to the convertible notes:

     - default for 30 days in the payment when due of interest on the convertible notes;

     - default in payment when due of the principal of or premium, if any, on the convertible notes;

     - failure to comply with the notice and repurchase provisions described under the caption "-- Repurchase at Option of Holders Upon a Change of Control";

     - failure for 30 days after written notice thereof has been given to us by the trustee or to us and the trustee by holders of at least 25% of the aggregate principal amount of the convertible notes outstanding to comply with any of the other covenants or agreements in the indenture;

     - default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our significant subsidiaries (or the payment of which is guaranteed by us or any of our significant subsidiaries) whether such indebtedness or guarantee now exists, or is created after the issue date, if that default:

          (a) is caused by a failure to pay at final stated maturity the principal amount on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default (a "Payment Default"); or

          (b) results in the acceleration of such indebtedness prior to its express maturity, and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more; and

     - specified events of bankruptcy, insolvency or reorganization involving us or any of our significant subsidiaries.

     In the case of an Event of Default arising from events of bankruptcy, insolvency or reorganization with respect to us, all outstanding convertible notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding convertible notes may declare all convertible notes to be due and payable immediately.

     Holders of the convertible notes may not enforce the indenture or the convertible notes except as provided in the indenture. Subject to certain limitations, holders of a majority in

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principal amount of the then outstanding convertible notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the convertible notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The holders of a majority in aggregate principal amount of the convertible notes then outstanding by notice to the trustee may on behalf of the holders of all of the convertible notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of or premium on, the convertible notes.

     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

     - the holder has previously given to the trustee written notice of a continuing event of default with respect to the convertible notes;

     - the holders of at least 25% in aggregate principal amount of the outstanding convertible notes have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

     - the trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding convertible notes a direction inconsistent with such request within 60 days after such notice, request and offer.

     However, these limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any convertible note or the right to convert the convertible note on or after the applicable due date.

     We will be required to deliver to the trustee annually a statement regarding compliance with the indenture. Upon becoming aware of any Default or Event of Default, we will be required to deliver to the trustee a statement specifying such Default or Event of Default.

MEETINGS, MODIFICATION AND WAIVER

     The indenture contains provisions for convening meetings of the holders of the convertible notes to consider matters affecting their interests.

     Certain limited modifications of the indenture may be made without the necessity of obtaining the consent of the holders of the convertible notes. Other modifications and amendments of the indenture may be made, and certain past defaults by us may be waived, either (1) with the written consent of the holders of not less than a majority in aggregate principal amount of the convertible notes then outstanding or (2) by the adoption of a resolution, at a meeting of holders of the convertible notes at which a quorum is present, by the holders of at least 66 2/3% in aggregate principal amount of the convertible notes represented at such meeting or, if less, holders of not less than a majority in aggregate principal amount of the convertible notes then outstanding. The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the convertible notes then outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of such aggregate principal amount.

     However, a modification or amendment requires the consent of the holder of each outstanding convertible note affected if it would:

     - change the stated maturity of the principal or interest of a convertible note;

     - reduce the principal amount of, or any premium or interest on, any convertible note;

     - reduce the amount payable upon a redemption or mandatory repurchase;

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     - modify the provisions with respect to the repurchase rights of holders of convertible notes in a manner adverse to the holders;

     - change the place or currency of payment on a convertible note;

     - impair the right to institute suit for the enforcement of any payment on any convertible note;

     - modify our obligation to maintain an office or agency in New York City;

     - adversely affect the right to convert the convertible notes;

     - reduce the above-stated percentage of the principal amount of the holders whose consent is needed to modify or amend the indenture;

     - reduce the percentage of the principal amount of the holders whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

     - reduce the percentage required for the adoption of a resolution or the quorum required at any meeting of holders of convertible notes at which a resolution is adopted; or

     - modify the provisions with respect to meetings, modification and waiver.

     The holders of a majority in aggregate principal amount of the then outstanding convertible notes may waive compliance by us with certain restrictive provisions of the indenture by written consent. Holders of at least 66 2/3% in aggregate principal amount of convertible notes represented at a meeting or, if less, holders of not less than a majority in aggregate principal amount of the convertible notes then outstanding may also waive compliance by us with certain restrictive provisions of the indenture by the adoption of a resolution at the meeting if a quorum of holders are present and certain other conditions are met. The holders of a majority in aggregate principal amount of the then outstanding convertible notes also may waive by written consent any past default under the indenture, except:

     - failure to pay principal, premium, if any, or interest which has not been cured;

     - failure to convert any convertible note into common stock; or

     - failure to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding convertible note affected.

     Any convertible notes held by us or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with us will be disregarded (from both the numerator and the denominator) for purposes of determining whether the holders of a majority in aggregate principal amount of the outstanding convertible notes have consented to a modification, amendment or waiver of the terms of the indenture.

NOTICES

     Notice to holders of the convertible notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

     Notice of a redemption of convertible notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the convertible notes will be irrevocable.

REPLACEMENT OF CONVERTIBLE NOTES

     We will replace any convertible note that becomes mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated convertible notes or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a lost, stolen or
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destroyed convertible note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the convertible note before a replacement convertible note will be issued.

PAYMENT OF STAMP AND OTHER TAXES

     We will pay all stamp and other duties, if any, which may be imposed by the United States or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the convertible notes. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

GOVERNING LAW

     The indenture and the convertible notes will be governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

     If the trustee becomes a creditor of Orion Power Holdings, Inc., the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

     The holders of a majority in principal amount of the then outstanding convertible notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of convertible notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND SHAREHOLDERS

     No director, officer, employee, incorporator or shareholder of Orion Power Holdings, Inc. as such shall have any liability for any obligations of Orion Power Holdings, Inc. under the convertible notes or the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of convertible notes by accepting a convertible note waives and releases all such liability. The waiver and release will be part of the consideration for issuance of the convertible notes. The waiver may not be effective to waive liabilities under the federal securities laws.

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                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

     This section summarizes certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the convertible notes and the common stock into which the convertible notes may be converted. This summary is based on existing legal authorities, including the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations and judicial decisions and administrative interpretations, as of the date hereof, all of which are subject to change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not challenge one or more of the tax results described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal tax consequences described below. This summary generally applies only to "U.S. Holders" that purchase convertible notes in the initial offering at their issue price and hold the convertible notes or common stock as "capital assets" (generally, property held for investment). For this purpose, U.S. Holders include citizens or residents of the United States, corporations organized under the laws of the United States or any state and estates, the income of which is subject to United States federal income taxation regardless of its source. A trust is generally a U.S. Holder if its administration is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust. Special rules apply to "Non-U.S. Holders," including nonresident alien individuals and foreign corporations, estates or trusts. This summary describes some, but not all, of these special rules. Income earned through a foreign or domestic partnership is subject to special rules that are generally not discussed here. This discussion does not purport to address all tax considerations that may be important to a particular holder in light of the holder's circumstances, such as the alternative minimum tax provisions of the Code, or to certain categories of investors that may be subject to special rules, such as certain financial institutions, tax-exempt organizations, dealers in securities, persons who hold convertible notes or common stock as part of a hedge, conversion or constructive sale transaction, straddle or other risk reduction transaction or persons who have ceased to be U.S. citizens or taxed as resident aliens. Finally, this summary does not describe any tax considerations arising under the laws of any applicable foreign, state or local jurisdiction.

     Investors considering the purchase of convertible notes should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of federal estate or gift tax laws, foreign, state or local laws and tax treaties.

U.S. HOLDERS

  INTEREST ON CONVERTIBLE NOTES

     U.S. Holders will be required to recognize as ordinary income any interest paid or accrued on the convertible notes, in accordance with their regular method of accounting for federal income tax purposes.

  SALE, EXCHANGE OR REDEMPTION OF CONVERTIBLE NOTES

     A U.S. Holder will generally recognize capital gain or loss if the holder disposes of a convertible note in a sale, redemption or exchange other than a conversion of the convertible note into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder, excluding any proceeds that are attributable to accrued interest which will be recognized as ordinary interest income to the extent that the holder has not previously included the accrued interest in income, and the holder's adjusted tax basis in the convertible note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the convertible note. The holder's tax basis in the convertible note will generally equal the amount the holder paid for the convertible note. The gain or loss will be long-term capital gain or loss if the holder held the convertible note for more than

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one year. Long-term capital gains of individuals, estates and trusts are generally taxed at a maximum rate of 20%. The deductibility of capital losses may be subject to limitation.

  ADJUSTMENT OF CONVERSION RATE

     The terms of the convertible notes allow for changes in the conversion rate of the convertible notes in certain circumstances. A change in conversion rate that allows holders to receive more shares of common stock on conversion may result in a taxable dividend to holders, although they would not actually receive any cash or other property. A taxable dividend would result, for example, if the conversion rate is adjusted to compensate holders for distributions of cash or other property to our stockholders. However, not all changes in the conversion rate that allow holders to receive more stock on conversion will result in a taxable dividend to holders. For instance, a change in the conversion rate may occur in order to prevent the dilution of the holders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as taxable dividends.

  CONVERSION OF CONVERTIBLE NOTES

     A U.S. Holder generally will not recognize any income, gain or loss on converting a convertible note into common stock. If a holder receives cash in lieu of a fractional share of stock, however, the holder will be treated as if the holder received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize gain or loss equal to the difference between the cash received and that portion of the holder's basis in the stock attributable to the fractional share. The holder's aggregate basis in the common stock will equal the holder's adjusted basis in the corresponding convertible note, less any portion allocable to any fractional share. The holder's holding period for the stock will include the holding period for the corresponding convertible note.

 REPURCHASE OF CONVERTIBLE NOTES UPON A CHANGE OF CONTROL USING COMMON STOCK

     If a holder exercises its right to require us to repurchase a convertible note upon a change of control, we may, in lieu of paying the repurchase price in cash, use our common stock to repurchase the convertible note if certain conditions are met. In this event, the exchange of a convertible note for common stock should constitute a tax-free recapitalization to holders because the convertible notes should constitute "securities" within the meaning of the Code provisions regarding tax-free reorganizations. However, no assurances can be provided in this regard because the test as to whether a debt instrument is a "security" is based on a number of facts and circumstances that involves an overall evaluation of the nature of the debt instrument, with the term of the debt instrument usually regarded as one of the most significant factors. Debt instruments with a term of five years or less generally have not qualified as "securities," whereas debt instruments with a term of ten years or more generally have qualified as "securities."

     If the exchange of convertible notes for common stock constitutes a tax-free recapitalization, exchanging holders will not recognize any gain or loss, except to the extent the common stock is attributable to accrued interest on the convertible notes which will be recognized as ordinary interest income to the extent the holder has not previously included the accrued interest in income. A holder's tax basis in shares of common stock attributable to accrued interest generally will equal the amount of such accrued interest included in income and the holding period of such common stock will begin on the day following the exchange date. For a discussion of the rules relating to the tax treatment of fractional common shares, and the determination of the basis and the holding period of the common stock received in exchange for the convertible notes, see "-- Conversion of Convertible Notes" above.

     If the convertible notes were determined not to constitute "securities" for federal income tax purposes, then an exchanging holder would recognize gain or loss in accordance with the rules

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described above under "-- Sale, Exchange or Redemption of Convertible Notes." In
this event, a holder's initial tax basis in the common stock received would be equal to its fair market value on the exchange date, and the holding period for the common stock would begin on the day immediately after the exchange date.

  DIVIDENDS ON COMMON STOCK

     If, after a U.S. Holder converts a convertible note into common stock, we make a distribution of cash or other property (other than a pro rata distribution of our common stock) in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. Holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the U.S. Holder is a corporation, it may be able to claim a deduction for a portion of any distribution received that is considered a dividend.

  SALE OR EXCHANGE OF COMMON STOCK

     A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss will be long-term capital gain or loss if the holder's holding period for the stock (taking into account the holder's holding period for the corresponding convertible note) is more than one year. Long-term capital gains of individuals, estates and trusts are generally taxed at a maximum rate of 20%. The deductibility of capital losses may be subject to limitation.

  INFORMATION REPORTING AND BACKUP WITHHOLDING

     Information reporting and backup withholding at a rate of 31% may apply to payments of principal and interest on a convertible note, dividends on common stock or the proceeds from the sale or other disposition of a convertible note or common stock with respect to certain noncorporate U.S. Holders. Such U.S. Holders generally will be subject to backup withholding unless the U.S. Holder provides to the payor a correct taxpayer identification number and certain other information, certified under penalties of perjury, or otherwise establishes an exemption. Any amount withheld under the backup withholding rules may be credited against the U.S. Holder's federal income tax liability and any excess may be refundable provided the proper information is provided to the IRS.

NON-U.S. HOLDERS

  INTEREST ON CONVERTIBLE NOTES

     Payments of interest on the convertible notes to Non-U.S. Holders that is not effectively connected with a U.S. trade or business will generally qualify as "portfolio interest" and thus will be exempt from the withholding of U.S. federal tax if the Non-U.S. Holder properly certifies as to its foreign status as described below. The portfolio interest exception will not apply to payments of interest to a Non-U.S. Holder that:

     - owns, directly, indirectly, or constructively at least 10% of our voting stock; or

     - is a "controlled foreign corporation" that is related to us.

     If the portfolio interest exception does not apply, then payments of interest to a Non-U.S. Holder will generally be subject to U.S. federal income tax withholding at a rate of 30%, unless reduced by an applicable tax treaty.

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     The portfolio interest exception and several of the special rules for
Non-U.S. Holders described below generally apply only if the Non-U.S. Holder appropriately certifies as to its foreign status. A Non-U.S. Holder can generally meet this certification requirement by providing a properly executed Form W-8BEN or appropriate substitute form to us, or our paying agent. If the holder holds the convertible note through a financial institution or other agent acting on the holder's behalf, the holder may be required to provide appropriate documentation to the agent. The holder's agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special rules apply to foreign partnerships, estates and trusts. In general, certifications as to foreign status must be provided by partners, trust owners or beneficiaries and the partnerships, trusts and estates must also comply with certain certification requirements.

  SALE, EXCHANGE OR REDEMPTION OF CONVERTIBLE NOTES

     Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the sale, exchange or redemption of the convertible notes. This general rule, however, is subject to several exceptions. For example, the gain will be subject to U.S. federal income tax if:

     - the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

     - the Non-U.S. Holder is an individual that has been present in the United States for 183 days or more in the taxable year of disposition and certain other requirements are met; or

     - we are, or have been, a "United States real property holding corporation" for federal income tax purposes at any time within the shorter of the five-year period before the sale, exchange or redemption of the convertible notes or such holder's holding period, and during such period the holder actually or constructively owned more than five percent of our common stock.

     For these purposes, a Non-U.S. holder will be treated as owning the stock that the holder could acquire on conversion of its convertible notes. We do not believe that we currently are a "United States real property holding corporation," and we do not intend to become a "United States real property holding corporation."

  Conversion of Convertible Notes

     A Non-U.S. Holder generally will not recognize any income, gain or loss on converting a convertible note into common stock. Any gain recognized as a result of the holder's receipt of cash in lieu of a fractional share of stock will generally not be subject to U.S. federal income tax. See "-- Sale or Exchange of Common Stock" below.

  Dividends on Common Stock

     Dividends paid to a Non-U.S. Holder will generally be subject to U.S. federal income tax withholding at a 30% rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of a tax treaty between the United States and the Non-U.S. Holder's country of residence. A Non-U.S. Holder must demonstrate its entitlement to treaty benefits by satisfying applicable certification and other requirements.

  Sale or Exchange of Common Stock

     Non-U.S. Holders will generally not be subject to U.S. federal income tax on any gain realized on the sale, exchange or other disposition of common stock. This general rule, however,

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is subject to exceptions, as described under "-- Sale, Exchange or Redemption of
Convertible Notes."

  Income or Gain Effectively Connected With a United States Trade or Business

     The preceding discussion of the tax consequences of the purchase, ownership and disposition of convertible notes or common stock by a Non-U.S. Holder assumes that the holder is not engaged in a United States trade or business. If any interest on the convertible notes, dividends on common stock or gain from the sale, exchange or other disposition of the convertible notes or common stock is effectively connected with a U.S. trade or business conducted by the Non-U.S. Holder, then the income or gain will be subject to U.S. federal income tax at regular graduated income tax rates, but will not be subject to withholding tax if certain certification requirements are satisfied. If the Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any "effectively connected" income or gain will generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. If the Non-U.S. Holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business will generally be subject to a "branch profits tax" at a 30% rate, although an applicable tax treaty might provide for a lower rate.

  U.S. Federal Estate Tax

     The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. The convertible notes will not be U.S. situs property as long as interest on the convertible notes paid immediately before the death of the Non-U.S. Holder will have qualified as portfolio interest under the rules described above (excluding the certification requirement). Because we are a U.S. corporation, our common stock will be U.S. situs property, and therefore will be included in the taxable estate of a nonresident alien individual, unless an applicable estate tax or other treaty provides otherwise.

  Information Reporting and Backup Withholding

     In general, information reporting will apply to payments of interest and principal on the convertible notes or dividends on the common stock, and backup withholding at a rate of 31% will apply with respect to such payments unless the Non-U.S. Holder appropriately certifies as to its foreign status or otherwise establishes an exemption.

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale by a Non-U.S. Holder of a convertible note or common stock effected outside the United States by a foreign office of a foreign "broker" (as defined in applicable Treasury regulations), provided that such broker:

     - derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States;

     - is not a controlled foreign corporation for U.S. federal income tax purposes; and

     - is not a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by U.S. persons or is engaged in the conduct of a U.S. trade or business.

     Payment of the proceeds of a sale of a convertible note or common stock effected outside the United States by a foreign office of any other broker will not be subject to backup withholding tax or information reporting if such broker has documentary evidence in its records that the beneficial owner is a Non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of a sale of a convertible note or common stock effected by the U.S. office of a broker will be subject to information
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reporting requirements and backup withholding tax unless the Non-U.S. Holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

     Any amount withheld under the backup withholding rules may be credited against the Non-U.S. Holder's U.S. federal income tax liability and any excess may be refundable if the proper information is provided to the IRS.

     The preceding discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of purchasing, holding and disposing of our convertible notes or common stock, including the consequences of any proposed change in applicable laws.

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                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     As of the date of this prospectus, our authorized capital stock consists of 210,000,000 shares, of which 200,000,000 shares are common stock, par value $0.01 per share, and 10,000,000 shares are preferred stock, par value $0.01 per share. Immediately following the concurrent common stock offering, 103,483,003 shares of common stock, or 105,433,003 shares if the underwriters exercise their over-allotment option in full, will be outstanding.

     The following descriptions are summaries of material terms of our certificate of incorporation and bylaws. This summary is qualified by our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     As of March 31, 2001, there were 93,095,926 shares of common stock outstanding held of record by approximately 30 stockholders.

     Each share of common stock entities the holder to one vote on all matters on which holders are permitted to vote. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to dividends when, as and if declared by the board of directors out of funds legally available for that purpose. Upon liquidation, subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to a pro rata share in any distribution to stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our board of directors is authorized, without approval of our stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and our board of directors may fix the designations, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

     The specific matters that our board of directors may determine include the following:

     - the designation of each series,

     - the number of shares of each series,

     - the rate of any dividends,

     - whether any dividends shall be cumulative or non-cumulative,

     - the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of our company,

     - the terms of any redemption,

     - rights and terms of any conversion or exchange, and

     - any voting rights.

     Although no shares of preferred stock are currently outstanding, and we have no current plans to issue preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For example, a business combination could be impeded by issuing a series

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of preferred stock containing class voting rights that would enable the holder or holders of this series to block that transaction. Alternatively, a business combination could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power and other rights of the holders of the common stock. Although our board is required to make any determination to issue any preferred stock based on its judgment as to the best interests of our stockholders, it could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over prevailing market prices of the stock. Our board does not presently intend to seek stockholder approval prior to any issuance of currently authorized stock unless otherwise required by law or applicable stock exchange requirements.

RIGHTS PLAN

     Our rights plan may have the effect of delaying or preventing a change in control of our company. This plan attaches to each share of common stock one right that, when exercisable, entitles the holder to purchase one one-hundredth of a share of series A junior participating preferred stock at a purchase price of five times the initial public offering price, subject to adjustment. Initially, the rights will be represented by the presently outstanding common stock, and no separate rights certificates will be distributed. The rights will separate from the common stock on a distribution date, which will occur upon the earlier of:

     - 10 business days following public announcement of the fact that a person or group, other than exempt persons, has acquired beneficial ownership of 10% or more of our outstanding common stock; or

     - 10 business days following the commencement or announcement by any person or group of an intention to commence a tender offer or exchange offer for 10% or more of our outstanding common stock.

     The rights plan will not be triggered upon (1) a sale of all the shares owned by Constellation Enterprises and its affiliates in a single transaction to a single purchaser or (2) a sale of up to 18,205,899 shares owned by Goldman Sachs and their affiliates in a single transaction to a single purchaser, provided that the shares sold by Constellation Enterprises and Goldman Sachs may not be sold to the same purchaser or affiliates of such purchaser. Upon the occurrence of the events described above, each holder of a right (other than the acquiring person or group) would be entitled to receive shares of our common stock or common stock of a surviving corporation, or cash, property or other securities, with a market value equal to twice the purchase price. Accordingly, exercise of the rights may cause substantial dilution to a person who attempts to acquire our company.

     The rights, which expire in November 2010, may be redeemed, at the option of our board of directors, at a price of $.01 per right at any time prior to a group or person acquiring ownership of 10% or more of the outstanding shares of common stock. The rights agreement may have certain antitakeover effects, although it is not intended to preclude any acquisition or business combination that is at a fair price and otherwise in the best interests of our company and our stockholders as determined by our board of directors. However, a stockholder could potentially disagree with the board's determination of what constitutes a fair price or the best interests of our company and our stockholders.

     The description and terms of the rights are set forth in a rights agreement between us and LaSalle Bank National Association, as rights agent. A copy of the rights agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. The above summary of the material terms of the rights does not purport to be complete and is qualified in its entirety by reference to the rights agreement.

WARRANTS

     Pursuant to the stockholders' agreement, in connection with several capital calls through which these parties were obligated to purchase shares of our common stock, during the period starting in November 1998 and ending in April 2000, we issued warrants to GS Capital Partners II, L.P. and affiliated investment partnerships to purchase a total of 5,034,257 shares of our common stock at an exercise price of $10.00 per share and 1,366,143 shares at an exercise price of $15.50 per share, and to Constellation Enterprises to purchase a total of 705,900 shares at an exercise price of $10.00 per share. All of these warrants expire ten years from the date of issuance.

DELAWARE ANTI-TAKEOVER LAWS AND CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     ANTI-TAKEOVER PROVISIONS. Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

     - acquisition of us by means of a tender offer,

     - acquisition of us by means of a proxy contest or otherwise, or

     - removal of our incumbent officers and directors.

     Our certificate of incorporation or bylaws include the following restrictions: only directors may call a special meeting of stockholders; directors may only be removed for cause; stockholders may not act by written consent; and the number of directors may be increased or decreased by a vote of the stockholders or two-thirds of the board of directors.

     These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

     PUBLIC UTILITY HOLDING COMPANY ACT LIMITATION. Our certificate of incorporation provides that, so long as affiliates of Goldman, Sachs & Co. own 5% or more of our outstanding voting securities or exercise a "controlling influence" over us (within the meaning of PUHCA), we will not without the prior written consent of Goldman, Sachs & Co. acquire, directly or indirectly, any of the voting securities of, and will not become, a "public-utility company", or an "affiliate" or a "subsidiary company" or a "holding company" (as those terms are defined in PUHCA) with respect to any such public utility company, and that we will not become a "public utility" (as such term is defined in the Federal Power Act, known as the FPA), in each case so long as PUHCA and/or the FPA are in effect and so long as acquiring any such securities or becoming any of the entities identified above imposes material regulatory or other restrictions on us, Goldman, Sachs & Co. or its affiliates, or any other stockholder. The certificate of incorporation, however, does not in any way restrict or prohibit us from becoming, or require the prior written consent of Goldman, Sachs & Co. for us to become, a "public-utility" under the FPA solely by reason of our (1) ownership of any "exempt wholesale generator" (as such term is defined in PUHCA) or any "qualifying facility" (as such term is defined in the Public Utility Regulatory Policies Act of 1978), (2) authority to directly or through an affiliate or subsidiary market or broker wholesale power including related services or (3) ownership of electric transmission facilities relating to an exempt wholesale generator or qualifying facility, that is subject to the FPA, or from making other necessary filings to effectuate the acquisition of electric generating assets located in the United States or Canada not otherwise prohibited by this provision of our certificate of incorporation. This provision shall not be amended, modified or repealed without the prior written consent of Goldman, Sachs & Co. and its affiliates for as long as Goldman, Sachs &

Co. and its affiliates own 5% or more of our outstanding voting securities or exercise a "controlling influence" over us within the meaning of PUHCA.

     LIMITATION ON LIABILITY OF DIRECTORS. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

     - any breach of the director's duty of loyalty to our company or our stockholders,

     - any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law,

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporate Law, and

     - any transaction from which the director derived an improper personal benefit.

     Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or served at our request for any other enterprise as a director or officer. We will reimburse the expenses, including attorneys' fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

DELAWARE BUSINESS COMBINATION STATUTE

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. Because certain of our stockholders owned more than 15% of our voting stock before we became a public company, Section 203, by its terms, is currently not applicable to business combinations with these stockholders even though these stockholders each own more than 15% of our outstanding stock. If any other person acquires 15% or more of our outstanding stock, that person will be subject to the provisions of Section 203.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our common stock is LaSalle Bank National Association.

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

                          DESCRIPTION OF INDEBTEDNESS

ORION POWER NEW YORK, L.P. CREDIT FACILITY

     In July 1999, Orion Power New York, L.P., entered into a credit facility providing for (1) an acquisition facility in an amount of up to $700 million and
(2) a revolving working capital facility in an amount of up to $30 million, of which $10 million has been utilized in the form of a letter of credit for the benefit of Consolidated Edison of New York. This facility is due to mature in December 2002. Amounts outstanding under the facility bear interest at our option at either (1) the greater of one of the lender's base rate and the federal funds effective rate, plus, in either case, 0.375% for the first two years and 0.750% thereafter, or (2) LIBOR plus 1.375% for the first two years and 1.750% thereafter. The lenders have a security interest in substantially all of the assets of Orion Power New York, L.P., and have negative pledges on other fixed assets. Orion Power New York, L.P. also pays facility fees on the working capital facility and the Consolidated Edison letter of credit.

     Each loan under the working capital facility will be subject to customary conditions precedent, including satisfaction of all covenants. The acquisition facility provides for mandatory prepayments upon the occurrence of certain events. The credit facility restricts the ability of Orion Power New York, L.P. and its various operating subsidiaries from distributing cash flow to us and places an aggregate limit of $100 million on such distributions over the term of the loan.

     The acquisition facility and the working capital facility contain financial and operational covenants and other restrictions with which Orion Power New York, L.P. must comply, including, among other things, a requirement to maintain debt service coverage ratios, and restrict the ability of Orion Power New York, L.P. to:

     - dispose of assets;

     - incur additional indebtedness;

     - create or permit any liens on assets;

     - engage in activities other than those related to the Carr Street facility, the hydroelectric assets or the assets located in New York City;

     - make investments or acquisitions;

     - make capital expenditures;

     - incur guarantee obligations; and

     - enter into transactions with affiliates.

     The credit facility contains events of default, including payment defaults and default in the performance of other covenants, breach of representations or warranties, cross-default to other significant indebtedness, insolvency events, failure to obtain any required governmental approval and certain regulatory changes, including the NY-ISO failing to become operational before June 30, 2001, a reduction in the rule requiring New York City power retailers to procure capacity of at least 80% of forecasted peak demand from in-city generation sources to less than 75%, or a reduction in the price cap for capacity from in-city generators to less than $90 per kilowatt year. The credit facility also provides that an event of default will occur upon a change of control.

     As of March 31, 2001, we have funded a debt service reserve account for the benefit of the lenders in the amount of approximately $52.4 million. We are required to fund one year's interest expense on the facility, and the amount that we are obligated to deposit into this reserve account fluctuates based upon the interest rate fluctuations under the facility. We will fund any of these obligations from cash flow from operations.

ORION POWER MIDWEST, L.P. CREDIT FACILITY

     In April 2000, Orion Power MidWest, L.P. entered into a credit facility providing for (1) an acquisition facility in an amount of up to $1.11 billion and (2) a revolving credit facility in an amount of up to $90 million, of which $10 million has been utilized in the form of a letter of credit for the benefit of Duquesne Light Company. This facility is due to mature in October 2002. Amounts outstanding under the facility bear interest at our option at either (1) the greater of one of the lender's base rate and the federal funds effective rate, plus, in either case, 0.375% for the first year, 0.500% for the second year and 1.000% thereafter, or (2) LIBOR plus 1.375% for the first year, 1.500% for the second year and 2.000% thereafter. The lenders have a security interest in substantially all of the assets of Orion Power MidWest, L.P. and have negative pledges on other fixed assets. Orion Power MidWest, L.P. also pays facility fees on the revolving credit facility and the Duquesne Light Company letter of credit.

     Each loan under the working capital facility will be subject to customary conditions precedent, including satisfaction of all covenants. The acquisition facility provides for mandatory prepayments upon the occurrence of certain events. The credit facility restricts the ability of Orion Power MidWest, L.P. and its various operating subsidiaries from distributing cash flow to us and places an aggregate limit of $175 million on such distributions over the term of the loan.

     The acquisition facility and the working capital facility contain financial and operational covenants and other restrictions with which Orion Power MidWest, L.P. must comply. These covenants were amended in December 2000 in connection with a complete amendment and restatement of the credit facility, and were amended again in May 2001. These covenants include, among other things, requirements to maintain debt coverage ratios, and restrict the ability of Orion Power MidWest, L.P. to:

     - dispose of assets;

     - incur additional indebtedness;

     - create or permit any liens on assets;

     - engage in activities other than those related to our existing assets located in Ohio and Pennsylvania;

     - make investments, mergers, acquisitions or consolidations;

     - engage in joint ventures or partnerships;

     - make capital expenditures;

     - incur guarantee obligations;

     - enter into transactions with affiliates; and

     - declare or pay any distributions to stockholders.

     The credit facility contains events of default, including payment defaults and default in the performance of other covenants, breach of representations or warranties, cross-default to other significant indebtedness, insolvency events, entry of judgments against us and substantial loss or destruction of our existing assets located in Ohio and Pennsylvania. The credit facility also provides that an event of default will occur upon a change of control.

     We established for the benefit of the lenders (1) a debt service reserve account, in the amount of $45 million, and (2) a capital expenditure reserve account, initially in the amount of $10 million, into which Orion Power MidWest, L.P. will deposit funds on a quarterly basis for the payment of specified capital expenditures at some of our existing assets located in Ohio and Pennsylvania.

REVOLVING CREDIT FACILITY

     In July 2000, we entered into a revolving senior credit facility providing us with up to $75 million of revolving credit borrowings for general corporate purposes. This credit facility matures in December 2002. Amounts outstanding under the facility bear interest at our option at either (1) the greater of the lender's base rate and the federal funds effective rate, plus 0.50% and an additional margin of between 0.0% and 3.00%, or (2) LIBOR for deposits in dollars, plus an additional margin of between 1.50% and 4.50%. Letters of credit used to satisfy our financial obligations will bear a letter of credit commission rate equal to the applicable margin on Eurodollar Rate loans. Letters of credit used to satisfy our obligations to perform other activities will have a letter of credit commission rate of between 1.00% and 3.00%. Under certain circumstances, the highest applicable margin or an additional margin will be payable. The facility is unsecured and ranks on parity with all of our senior debt, including the senior notes. In connection with this facility, we paid an annual agency fee and a commitment fee in July 2000.

     Drawings under the credit facility will be subject to customary conditions precedent, including satisfaction of all covenants, maintenance of shareholders' equity and no cross-defaults. The facility provides for mandatory prepayments upon the occurrence of certain events.

     The credit facility contains financial and operating covenants and other restrictions with which we must comply, including requirements to maintain certain leverage ratios, minimum debt service coverage ratios and net worth, and limitations on our and our subsidiaries' ability to:

     - dispose of assets;

     - incur additional indebtedness;

     - incur any liens on assets;

     - make investments or acquisitions;

     - create subsidiary indebtedness;

     - pay dividends or distributions;

     - make capital expenditures; and

     - incur guarantee obligations.

     The credit facility contains events of default, including payment defaults and default in the performance of other covenants, breach of representations or warranties, cross-default to other significant indebtedness, cross-acceleration to our subsidiaries' indebtedness, insolvency or ERISA defaults and entry of judgments against us or our subsidiaries. The credit facility also provides that an event of default will occur upon a change of control. In addition, we will be required to reduce all borrowings, other than letters of credit, under the facility to zero each year for a period of at least 15 consecutive days.

SENIOR NOTES

     In April and May 2000, we sold a total of $400 million aggregate principal amount at maturity of 12% senior notes due May 1, 2010. Cash interest on the notes is payable semi-annually on May 1 and November 1 of each year, beginning on November 1, 2000. In connection with the sale of these notes, we received net proceeds of approximately $390 million.

     The notes are senior unsecured obligations of us and rank equally in right of payment with all our existing and future unsecured indebtedness and senior in right of payment to all our future subordinated indebtedness. Prior to May 1, 2003, we may redeem up to 35% of the outstanding notes with the net cash proceeds of an equity offering, at 112% of the principal amount thereof, plus accrued and unpaid interest and special interest, if any, as long as at least 65% of the notes issued remain outstanding immediately after the redemption and the redemption occurs within

60 days of the closing of the equity offering. We must offer to repurchase the notes for cash upon a change of control at 101% or upon certain asset sales at 100% of the principal amount thereof, plus accrued and unpaid interest (and special interest with respect to a change of control).

     The senior notes, among other things, restrict our and our subsidiaries' ability to:

     - borrow money;

     - pay dividends on stock or repurchase stock;

     - make investments;

     - use assets as security in other transactions;

     - sell certain assets or merge with or into other companies; and

     - engage in certain transaction with affiliates.

     We granted the holders of the senior notes certain registration rights and agreed to consummate an exchange offer with respect of the senior notes by July 15, 2001. If we do not comply with the registration obligations, we will be required to pay special interest to the holders of the senior notes.

LIBERTY ELECTRIC POWER, LLC CREDIT FACILITY

     In December 2000, in connection with our acquisition of Columbia Electric Corporation, we assumed a credit facility entered into by Liberty Electric Power, LLC, a wholly-owned subsidiary of Columbia Electric Corporation. This credit facility, entered into by Liberty Electric Power, LLC in July 2000, provides for the following:

     (1) a construction/term loan in an amount of up to $105 million;

     (2) an institutional term loan in an amount of up to $165 million;

     (3) an equity bridge loan in an amount of up to $41 million;

     (4) a revolving working capital facility for an amount of up to $5 million; and

     (5) a debt service reserve letter of credit of $17.5 million.

     Amounts outstanding under the facility bear interest at either (1) the greater of one of the lender's base rate and the federal funds effective rate, plus, in either case, an applicable margin ranging from 0.000% to 0.625% depending on the type and length of the loan, (2) LIBOR plus an applicable margin ranging from 0.750% to 1.625% depending on the type and length of the loan, or (3) the treasury rate plus 3.250% solely in the case of the institutional term loan. The lenders have a security interest in substantially all of the assets of Liberty Electric Power, LLC and have negative pledges on other fixed assets. Liberty Electric Power, LLC also pays facility fees on the working capital facility and the debt service reserve letter of credit.

     Each loan under the working capital facility will be subject to customary conditions precedent, including satisfaction of all covenants. The credit facility provides for mandatory prepayments upon the occurrence of certain events. The credit facility restricts the ability of Liberty Electric Power, LLC to distribute cash flow to us.

     The credit facility contains financial and operational covenants and other restrictions with which Liberty Electric Power, LLC must comply and restricts the ability of Liberty Electric Power, LLC to:

     - dispose of assets;

     - incur additional indebtedness;

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

     - create or permit any liens on assets;

     - engage in activities other than those related to the Liberty Generating Station;

     - make investments or acquisitions;

     - make capital expenditures;

     - incur guarantee obligations; and

     - enter into transactions with affiliates.

     The credit facility contains events of default, including payment defaults and default in the performance of other covenants, breach of representations or warranties, cross-default to other significant indebtedness, insolvency events, failure to obtain any required governmental approval, the commencement of liquidation, reorganization or similar activities for major contract counterparties and certain regulatory changes. The credit facility also provides that an event of default will occur upon a change of control. Liberty Electric Power, LLC is in the process of obtaining a waiver of the change of control default in connection with our acquisition of Columbia Electric.

     The construction/term loan, the institutional term loan and the equity bridge loan mature on the earlier of October 1, 2002 or a date on which the conditions precedent to conversion to a term loan are met. The debt service reserve letter of credit becomes available for use when the conditions precedent to conversion to a term loan are met and matures five years thereafter. The working capital facility becomes available for use six months prior to the scheduled conversion date and matures five years thereafter. The construction/term loan converts to an amortizing term loan when the conditions precedent to conversion to a term loan are met and matures 10 years thereafter. The institutional term loan has a final maturity date of April 15, 2026.

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

                                  UNDERWRITING

     Orion Power Holdings and the underwriters for the offering named below have entered into an underwriting agreement with respect to the convertible notes being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of convertible notes indicated in the following table.

                                                                Principal Amount
Underwriters                                                  of Convertible Notes
------------                                                  --------------------
Goldman, Sachs & Co. .......................................      $120,000,000
Credit Suisse First Boston Corporation......................        44,000,000
Deutsche Banc Alex. Brown Inc. .............................        18,000,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................        18,000,000
                                                                  ------------
          Total.............................................      $200,000,000
                                                                  ============

     If the underwriters sell more than $200,000,000 principal amount of convertible notes set forth in the table above, the underwriters have an option to buy up to an additional $30,000,000 principal amount of convertible notes from Orion Power Holdings to cover such sales. They may exercise the option for 30 days. If any convertible notes are purchased pursuant to this option, the underwriters will severally purchase convertible notes in approximately the same proportion as set forth in the table above.

     The following table shows the per convertible note and total underwriting discounts and commissions to be paid to the underwriters by Orion Power Holdings. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional convertible notes.

                            Paid by Orion Power Holdings
                            ----------------------------
                                                      No Exercise      Full Exercise
                                                      -----------      -------------
Per Convertible Note................................  $    27.50        $    27.50
Total...............................................  $5,500,000        $6,325,000

     Convertible notes sold by the underwriters to the public will initially be sold at the initial public offering price set forth on the cover of this prospectus. Any convertible notes sold by the underwriters to securities dealers may be sold at a discount of up to 1.65% of the principal amount of the convertible notes. Any such securities dealers may resell any convertible notes purchased from the underwriters to certain other brokers and dealers at a discount from the initial public offering price. If all of the convertible notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

     Orion Power Holdings, its executive officers, directors and certain of its existing stockholders have agreed with the underwriters not to dispose of or hedge any of their securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

     The convertible notes are a new issue of securities with no established trading market. Orion Power Holdings has been advised by the underwriters that certain underwriters intend to make a market in the convertible notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the convertible notes.

     In connection with the offering, the underwriters may purchase and sell convertible notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of convertible notes than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional convertible notes from the issuer in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional convertible notes or purchasing convertible notes in the open market. In determining the source of convertible notes to close out the covered short position, the underwriters will consider, among other things, the price of convertible notes available for purchase in the open market as compared to the price at which they may purchase convertible notes through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing convertible notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the convertible notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of convertible notes made by the underwriters in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased convertible notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by underwriters may have the effect of preventing or retarding a decline in the market price of the convertible notes and, together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the convertible notes. As a result, the price of the convertible notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Because Goldman, Sachs & Co. is an affiliate of Orion Power Holdings, it will not be permitted under the rules of the NYSE to solicit, or make recommendations regarding, the purchase or sale of the common stock or the convertible notes. This could affect the liquidity of, the trading markets for, or investor interest in, these securities, which could adversely affect the prices at which they trade.

     Also because of the relationship between Goldman, Sachs & Co. and Orion Power Holdings, the offering is being conducted in accordance with Rule 2720 of the National Association of Securities Dealers, Inc. That rule requires that the yield at which the convertible notes are to be distributed to the public can be no lower than that recommended by a "qualified independent underwriter," as defined by the National Association of Securities Dealers Inc. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the convertible notes is no higher than the price recommended by Credit Suisse First Boston Corporation.

     After this offering and the concurrent common stock offering, certain affiliates of The Goldman Sachs Group, Inc. will own approximately 33% of Orion Power Holdings' outstanding common stock and warrants to purchase an additional 6,400,400 shares of common stock.

     Additionally, certain affiliates of Goldman, Sachs & Co. may in the future make investments in other companies in our industry, some of which may be our competitors. See "Risk Factors -- Risks Relating to our Business and
Operations -- We are controlled by a limited number of stockholders, and there may be conflicts of interest between these stockholders and our public stockholders."

     In addition, under Orion Power Holdings' stockholders' agreement, affiliates of The Goldman Sachs Group, Inc. received the right to designate members to Orion Power Holdings' board of directors, which right terminated automatically upon the closing of our initial public offering, and received both advisory fees, in connection with acquisition transactions, and warrants to purchase shares of our common stock, in connection with the purchase of common stock by our other stockholders. Goldman, Sachs & Co. has also accrued advisory fees in connection with our acquisition of Columbia Electric Corporation. See "Certain Relationships and Related Party Transactions -- Stockholders' Agreement."

     In connection with Orion Power New York's $730 million credit facility, an affiliate of Deutsche Banc Alex. Brown Inc. acted as senior managing agent, and in connection with Orion Power MidWest's $1.2 billion credit facility, affiliates of Goldman, Sachs & Co. and Deutsche Banc Alex. Brown Inc. acted as arrangers and lenders for which they received customary fees and expense reimbursements. In connection with Orion Power Holdings' $400 million senior notes offerings, Goldman, Sachs & Co., and Deutsche Banc Alex. Brown Inc. acted as two of several initial purchasers of Orion Power Holdings' senior notes, which they purchased at customary arm's-length discounts and after expense reimbursements. In connection with the initial public offering of Orion Power Holdings' common stock, Goldman, Sachs & Co., Credit Suisse First Boston Corporation, Deutsche Banc Alex. Brown Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as four of several underwriters of Orion Power Holdings' common stock, which they purchased at customary arms-length discounts and after customary expense reimbursements.

     Richard A. Friedman, Douglas F. Londal and Terence M. O'Toole, directors of Orion Power Holdings, are Managing Directors of Goldman, Sachs & Co.

     In addition to the foregoing, from time to time the underwriters or their affiliates may in the future engage in investment banking services with Orion Power Holdings, for which they will receive customary compensation.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the lead managers of this offering and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

     Orion Power Holdings is paying all expenses of this offering. Orion Power Holdings estimates that the total expenses of this offering and the concurrent common stock offering, excluding underwriting discounts and commissions, will be approximately $1.0 million.

     Orion Power Holdings has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the convertible notes offered hereby will be passed on for us by Stroock & Stroock & Lavan LLP, New York, New York and for the underwriters by Latham & Watkins, New York, New York. Partners of Stroock & Stroock & Lavan LLP own or have an interest in shares of our common stock.

                                    EXPERTS

     The financial statements included in this prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             AVAILABLE INFORMATION

     We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the securities to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement. For further information with respect to us and the securities to be sold in this offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document are not necessarily complete. You should refer in each instance to the copy of the agreement filed or incorporated by reference as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

     You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information we have filed or file, at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York, 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the SEC. In addition, the SEC maintains a web site that contains reports, proxy and information statement and other information regarding registrants (including us) that file electronically with the SEC, which you can access at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Consolidated Financial Statements of Orion Power Holdings,
  Inc.:
  Report of Independent Public Accountants..................   F-2
  Consolidated Balance Sheets as of December 31, 1999 and
     2000, and March 31, 2001 (Unaudited)...................   F-3
  Consolidated Statements of (Loss) Income for the period
     from March 10, 1998 (Date of Inception) to December 31,
     1998, and for the years ended December 31, 1999 and
     2000, and the periods ended March 31, 2000 and 2001
     (Unaudited)............................................   F-4
  Consolidated Statements of Changes in Stockholders' Equity
     for the period from March 10, 1998 (Date of Inception)
     to December 31, 1998, and for the years ended December
     31, 1999 and 2000, and the period ended March 31, 2001
     (Unaudited)............................................   F-5
  Consolidated Statements of Cash Flows for the period from
     March 10, 1998 (Date of Inception) to December 31,
     1998, and for the years ended December 31, 1999 and
     2000, and the periods ended March 31, 2000 and 2001
     (Unaudited)............................................   F-6
  Notes to Consolidated Financial Statements
     December 31,  1999 and 2000, and March 31, 2001
     (Unaudited)............................................   F-8

Condensed Financial Statements of Orion Power Holdings, Inc.
  Report of Independent Public Accountants..................  F-34
  Condensed Balance Sheets as of December 31, 1999 and
     2000...................................................  F-35
  Condensed Statements of (Loss) Income for the period from
     March 10, 1998 (Date of Inception) to December 31,
     1998, and for the years ended December 31, 1999 and
     2000...................................................  F-36
  Condensed Statements of Cash Flows for the period from
     March 10, 1998 (Date of Inception) to December 31,
     1998, and for the years ended December 31, 1999 and
     2000...................................................  F-37
  Notes to Condensed Financial Statements
     December 31, 1999 and 2000.............................  F-38

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Orion Power Holdings, Inc.

     We have audited the accompanying consolidated balance sheets of Orion Power Holdings, Inc. (a Delaware corporation) and subsidiaries (Orion Power) as of December 31, 1999 and 2000, and the related consolidated statements of (loss) income, changes in stockholders' equity and cash flows for the period from March 10, 1998 (date of inception), to December 31, 1998, and for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of Orion Power's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Orion Power Holdings, Inc. and its subsidiaries as of December 31, 1999 and 2000, and the results of their operations and their cash flows for the period from March 10, 1998 (date of inception) to December 31, 1998 and for each of the two years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
March 2, 2001
(except with respect to the matters discussed in Note 14, as to which the date is March 15, 2001)

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                  DECEMBER 31,
                                                            -------------------------       MARCH 31,
                                                               1999          2000             2001
                                                            -----------   -----------      -----------
                                                                                           (UNAUDITED)
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents...............................  $    78,549   $   135,834      $   179,259
  Restricted cash.........................................       56,866       283,426          189,441
  Accounts receivable, net of allowances for bad debts of
     $0, $1,458 and $1,458, as of December 31, 1999,
     December 31, 2000 and March 31, 2001, respectively...       37,271       154,777          146,538
  Inventories and supplies................................       10,427        44,881           44,553
  Deferred income tax assets..............................        1,083        14,920           52,693
  Prepaid expenses and other current assets...............       13,765        28,307           25,991
                                                            -----------   -----------      -----------
Total current assets......................................      197,961       662,145          638,475
                                                            -----------   -----------      -----------
PROPERTY AND EQUIPMENT, NET...............................      975,835     3,083,546        3,169,440
                                                            -----------   -----------      -----------
OTHER NONCURRENT ASSETS:
Prepaid expenses and other noncurrent assets..............        3,164        12,134           25,977
Identifiable purchased intangibles, net of accumulated
  amortization of $857, $4,998 and $6,280, as of December
  31, 1999, December 31, 2000 and March 31, 2001,
  respectively............................................       59,284        70,786           69,504
Deferred financing costs, net of accumulated amortization
  of $2,178, $13,587 and $17,333 as of December 31, 1999,
  December 31, 2000 and March 31, 2001, respectively......       15,763        41,579           38,083
                                                            -----------   -----------      -----------
Total other noncurrent assets.............................       78,211       124,499          133,564
                                                            -----------   -----------      -----------
Total assets..............................................  $ 1,252,007   $ 3,870,190      $ 3,941,479
                                                            ===========   ===========      ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable........................................  $    23,643   $   117,000      $    65,378
  Accrued expenses........................................       14,420        50,711           41,065
  Accrued interest........................................        3,573        18,641           31,230
  Deferred revenue........................................        1,794         1,836              917
  Note payable -- current portion.........................          286           261              261
  Other current liabilities...............................           --            --           80,988
                                                            -----------   -----------      -----------
Total current liabilities.................................       43,716       188,449          219,839
NOTE PAYABLE, LONG-TERM...................................          308            --               --
NOTES PAYABLE TO STOCKHOLDERS.............................       71,086            --               --
LONG-TERM DEBT............................................      716,000     2,367,637        2,431,094
DEFERRED INCOME TAX LIABILITIES...........................        3,094         8,931           16,785
OTHER LONG-TERM LIABILITIES...............................       22,387        50,391           51,173
                                                            -----------   -----------      -----------
Total liabilities.........................................      856,591     2,615,408        2,718,891
                                                            -----------   -----------      -----------
COMMITMENTS AND CONTINGENCIES (NOTE 8)
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value; 200 million shares
     authorized; 36,162,629, 93,095,926 and 93,095,926
     shares issued and outstanding as of December 31,
     1999, December 31, 2000 and March 31, 2001,
     respectively.........................................          362           931              931
  Additional paid-in capital..............................      393,416     1,230,467        1,230,467
  Deferred compensation...................................       (1,811)       (3,359)          (2,960)
  Notes receivable from officers..........................         (671)       (5,916)          (6,007)
  Accumulated other comprehensive income..................           --            --          (47,619)
  Retained earnings.......................................        4,120        32,659           47,776
                                                            -----------   -----------      -----------
Total stockholders' equity................................      395,416     1,254,782        1,222,588
                                                            -----------   -----------      -----------
Total liabilities and stockholders' equity................  $ 1,252,007   $ 3,870,190      $ 3,941,479
                                                            ===========   ===========      ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF (LOSS) INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             FOR THE
                                           PERIOD FROM
                                            MARCH 10,                               FOR THE THREE MONTHS
                                          1998 (DATE OF    FOR THE YEARS ENDED              ENDED
                                          INCEPTION) TO        DECEMBER 31,               MARCH 31,
                                           DECEMBER 31,    --------------------    -----------------------
                                               1998          1999        2000         2000         2001
                                          --------------   --------    --------    ----------   ----------
                                                                                         (UNAUDITED)
OPERATING REVENUES (NOTE 6)..............    $   314       $134,074    $957,569    $  105,506   $  274,251
                                             -------       --------    --------    ----------   ----------
OPERATING EXPENSES
  Fuel...................................         --         20,463     437,763        30,666      111,728
  Gain on derivative financial
    instruments..........................         --             --          --            --       (1,521)
  Operations and maintenance (Note 6)....         24         22,732      97,607        13,964       27,906
  General and administrative.............      2,620         16,755      37,082         5,389       12,778
  Taxes, other than income taxes.........         --         20,785      60,751        13,519       17,786
  Depreciation and amortization..........         94         18,938     103,196        13,050       32,195
  Charge for buyout of operations and
    maintenance contracts with related
    party (Notes 3 and 6)................         --             --      19,000            --           --
                                             -------       --------    --------    ----------   ----------
         Total operating expenses........      2,738         99,673     755,399        76,588      200,872
                                             -------       --------    --------    ----------   ----------
OPERATING (LOSS) INCOME..................     (2,424)        34,401     202,170        28,918       73,379
INTEREST INCOME..........................         13          1,824      15,281           388        5,791
INTEREST EXPENSE.........................       (137)       (25,767)   (168,670)      (14,731)     (52,891)
                                             -------       --------    --------    ----------   ----------
(LOSS) INCOME BEFORE (BENEFIT) PROVISION
  FOR INCOME TAX.........................     (2,548)        10,458      48,781        14,575       26,279
INCOME TAX (BENEFIT) PROVISION...........     (1,006)         4,796      20,242         6,281       11,162
                                             -------       --------    --------    ----------   ----------
NET (LOSS) INCOME........................    $(1,542)      $  5,662    $ 28,539    $    8,294   $   15,117
                                             =======       ========    ========    ==========   ==========
(LOSS) EARNINGS PER AVERAGE COMMON SHARE:
  Basic..................................    $(12.94)      $   0.39    $   0.46    $     0.23   $     0.16
                                             =======       ========    ========    ==========   ==========
  Diluted................................    $(12.94)      $   0.38    $   0.44    $     0.22   $     0.15
                                             =======       ========    ========    ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                               ACCUMULATED
                               COMMON STOCK       ADDITIONAL                      NOTES           OTHER       RETAINED
                            -------------------    PAID-IN       DEFERRED      RECEIVABLE     COMPREHENSIVE   EARNINGS
                              SHARES     AMOUNT    CAPITAL     COMPENSATION   FROM OFFICERS      INCOME       (DEFICIT)
                              ------     ------   ----------   ------------   -------------   -------------   ---------
BEGINNING BALANCE, MARCH
 10, 1998.................          --    $ --    $      --      $    --         $    --        $     --      $     --
 Sale of common stock.....   1,864,542      19       18,626           --             (35)             --            --
 Net loss.................          --      --           --           --              --              --        (1,542)
 Comprehensive loss.......          --      --           --           --              --              --            --
                            ----------    ----    ----------     -------         -------        --------      --------
BALANCE, DECEMBER 31,
 1998.....................   1,864,542      19       18,626           --             (35)             --        (1,542)
 Sale of common stock, net
   of fees................  34,298,087     343      382,623           --            (636)             --            --
 Distribution to
   stockholders (Note
   6).....................          --      --       (9,750)          --              --              --            --
 Deferred compensation
   pursuant to issuance of
   stock options..........          --      --        1,917       (1,917)             --              --            --
 Amortization of deferred
   compensation...........          --      --           --          106              --              --            --
 Net income...............          --      --           --           --              --              --         5,662
 Comprehensive income.....          --      --           --           --              --              --            --
                            ----------    ----    ----------     -------         -------        --------      --------
BALANCE, DECEMBER 31,
 1999.....................  36,162,629     362      393,416       (1,811)           (671)             --         4,120
 Sale of common stock, net
   of fees................  56,933,297     569      851,250           --          (5,001)             --            --
 Distribution to
   stockholders (Note
   6).....................          --      --      (17,050)          --              --              --            --
 Deferred compensation
   pursuant to issuance of
   stock options..........          --      --        2,851       (2,851)             --              --            --
 Amortization of deferred
   compensation...........          --      --           --        1,303              --              --            --
 Change in notes
   receivable.............          --      --           --           --            (244)             --            --
 Net income...............          --      --           --           --              --              --        28,539
 Comprehensive income.....          --      --           --           --              --              --            --
                            ----------    ----    ----------     -------         -------        --------      --------
BALANCE, DECEMBER 31,
 2000.....................  93,095,926     931    1,230,467       (3,359)         (5,916)             --        32,659
 Change in valuation of
   cash flow hedges
   (unaudited)............          --      --           --           --              --         (14,289)           --
 Derivative transition
   adjustment
   (unaudited)............          --      --           --           --              --         (33,330)           --
 Amortization of deferred
   compensation
   (unaudited)............          --      --           --          399              --              --            --
 Change in notes
   receivable
   (unaudited)............          --      --           --           --             (91)             --            --
 Net income (unaudited)...          --      --           --           --              --              --        15,117
 Comprehensive loss
   (unaudited)............          --      --           --           --              --              --            --
                            ----------    ----    ----------     -------         -------        --------      --------
BALANCE, MARCH 31, 2001
 (unaudited)..............  93,095,926    $931    $1,230,467     $(2,960)        $(6,007)       $(47,619)     $ 47,776
                            ==========    ====    ==========     =======         =======        ========      ========


                                       COMPREHENSIVE
                              TOTAL    INCOME (LOSS)
                              -----    -------------
BEGINNING BALANCE, MARCH
 10, 1998.................  $       --
 Sale of common stock.....      18,610
 Net loss.................      (1,542)   $ (1,542)
                                         --------
 Comprehensive loss.......          --   $ (1,542)
                            ----------   ========
BALANCE, DECEMBER 31,
 1998.....................      17,068
 Sale of common stock, net
   of fees................     382,330
 Distribution to
   stockholders (Note
   6).....................      (9,750)
 Deferred compensation
   pursuant to issuance of
   stock options..........          --
 Amortization of deferred
   compensation...........         106
 Net income...............       5,662   $  5,662
                                         --------
 Comprehensive income.....          --   $  5,662
                            ----------   ========
BALANCE, DECEMBER 31,
 1999.....................     395,416
 Sale of common stock, net
   of fees................     846,818
 Distribution to
   stockholders (Note
   6).....................     (17,050)
 Deferred compensation
   pursuant to issuance of
   stock options..........          --
 Amortization of deferred
   compensation...........       1,303
 Change in notes
   receivable.............        (244)
 Net income...............      28,539   $ 28,539
                                         --------
 Comprehensive income.....          --   $ 28,539
                            ----------   ========
BALANCE, DECEMBER 31,
 2000.....................   1,254,782
 Change in valuation of
   cash flow hedges
   (unaudited)............     (14,289)   $(14,289)
 Derivative transition
   adjustment
   (unaudited)............     (33,330)    (33,330)
 Amortization of deferred
   compensation
   (unaudited)............         399
 Change in notes
   receivable
   (unaudited)............         (91)
 Net income (unaudited)...      15,117     15,117
                                         --------
 Comprehensive loss
   (unaudited)............          --   $(32,502)
                            ----------   ========
BALANCE, MARCH 31, 2001
 (unaudited)..............  $1,222,588
                            ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                               FOR THE PERIOD FROM       FOR THE YEARS ENDED      FOR THE THREE MONTHS
                                                  MARCH 10, 1998            DECEMBER 31,             ENDED MARCH 31,
                                              (DATE OF INCEPTION) TO     -------------------      --------------------
                                                DECEMBER 31, 1998         1999         2000         2000         2001
                                              ----------------------      ----         ----         ----         ----
                                                                                                       (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income..........................        $ (1,542)         $    5,662   $   28,539   $    8,294   $   15,117
  Adjustments to reconcile net (loss) income
    to net cash (used in) provided by
    operating activities:
    Depreciation and amortization............              94              21,116      114,496       13,050       35,941
    Charge for buyout of operations
      and maintenance contracts
      (Notes 3 and 6)........................              --                  --       18,900           --           --
    Deferred income taxes....................          (1,006)              3,017       (8,000)       2,181        4,203
    Deferred compensation....................              --                 106        1,303           --          399
    Notes receivable from officers...........              --                 (21)        (244)          --          (91)
    Gain on derivative financial
      instruments............................              --                  --           --           --       (1,521)
    Change in assets and liabilities:
      Restricted cash........................            (623)            (30,243)    (169,268)      14,976       93,985
      Accounts receivable....................             (22)            (37,249)    (117,506)      (2,701)       8,239
      Inventories and supplies...............              --              (4,182)       7,930         (461)         328
      Prepaid expenses and other current
        assets...............................              (2)              6,004      (13,928)     (11,598)       3,084
      Prepaid expenses and other noncurrent
        assets...............................              --               3,164       (2,147)          --      (13,843)
      Accounts payable.......................             477              23,166       83,286      (12,175)     (51,622)
      Accrued expenses.......................             235              14,185       36,260       (2,105)      (9,646)
      Accrued interest.......................              54               3,540       13,952        1,181       12,589
      Other long-term liabilities............              --                 397        3,629          662          782
      Deferred revenue.......................              --               1,794           42         (897)        (919)
                                                     --------          ----------   ----------   ----------   ----------
Net cash (used in) provided by operating
  activities.................................          (2,335)             10,456       (2,756)      10,407       97,025
                                                     --------          ----------   ----------   ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property, equipment and related
    assets in acquisitions (see Notes 2 and
    3).......................................         (16,407)         (1,024,332)  (1,975,252)          --           --
  Purchase of property and equipment in
    operations...............................              --             (22,835)    (137,881)      (2,923)    (116,807)
                                                     --------          ----------   ----------   ----------   ----------
Net cash used in investing activities........         (16,407)         (1,047,167)  (2,113,133)      (2,923)    (116,807)
                                                     --------          ----------   ----------   ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Issuance of common stock, net..............          18,610             382,330      756,832           --           --
  Distribution to stockholders...............              --              (9,750)     (17,050)          --           --
  Proceeds from long-term debt...............              --             720,000    1,629,537           --       66,900
  Payments on long-term debt.................              --              (4,000)    (109,000)      (8,000)      (3,443)
  Proceeds from notes payable to
    stockholders.............................           1,735             110,539           --           10           --
  Payments on notes payable to stockholders..              --             (41,188)          --           --           --
  Funding of reserve accounts established
    with the Credit Agreement (restricted
    cash)....................................              --             (26,000)     (55,000)          --           --
  Payment on note payable....................              --                (333)        (333)          --           --
  Payment of deferred financing costs........              --             (17,941)     (31,812)          --         (250)
                                                     --------          ----------   ----------   ----------   ----------
Net cash (used in) provided by financing
  activities.................................          20,345           1,113,657    2,173,174       (7,990)      63,207
                                                     --------          ----------   ----------   ----------   ----------
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS................................           1,603              76,946       57,285         (506)      43,425
CASH AND CASH EQUIVALENTS, BEGINNING OF
  PERIOD.....................................              --               1,603       78,549       78,549      135,834
                                                     --------          ----------   ----------   ----------   ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD.....        $  1,603          $   78,549   $  135,834   $   78,043   $  179,259
                                                     ========          ==========   ==========   ==========   ==========

                                               FOR THE PERIOD FROM       FOR THE YEARS ENDED      FOR THE THREE MONTHS
                                                  MARCH 10, 1998            DECEMBER 31,             ENDED MARCH 31,
                                              (DATE OF INCEPTION) TO     -------------------      --------------------
                                                DECEMBER 31, 1998         1999         2000         2000         2001
                                              ----------------------      ----         ----         ----         ----
                                                                                                       (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION:
  Cash paid for --
    Interest.................................        $     83          $   20,070   $  144,436   $   13,208   $   38,806
                                                     ========          ==========   ==========   ==========   ==========
    Income taxes.............................              --          $      640   $   25,111   $    2,056   $    7,522
                                                     ========          ==========   ==========   ==========   ==========
  Noncash disclosure --
    Note payable for inventory...............        $    859          $       --   $       --   $       --   $       --
                                                     ========          ==========   ==========   ==========   ==========
    Notes receivable from officers...........        $     35          $      615   $    5,001   $       --   $       --
                                                     ========          ==========   ==========   ==========   ==========
    Other long-term liabilities assumed in
      acquisitions...........................        $     --          $   21,990   $   24,375   $       --   $       --
                                                     ========          ==========   ==========   ==========   ==========
    Debt assumed in acquisitions.............        $     --          $       --   $  131,100   $       --   $       --
                                                     ========          ==========   ==========   ==========   ==========
    Conversion of notes payable to equity....        $     --          $       --   $   71,086   $       --   $       --
                                                     ========          ==========   ==========   ==========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           DECEMBER 31, 1999 AND 2000 AND MARCH 31, 2001 (UNAUDITED)

1. ORGANIZATION

     Orion Power Holdings, Inc. (Orion Power) and subsidiaries, a Delaware corporation, is engaged in the business of acquiring, developing, owning and managing electric power generating facilities in North America. Orion Power was incorporated on March 10, 1998, by Constellation Power Source Inc. (CPS), a Delaware corporation and an affiliate of Baltimore Gas and Electric Company (BG&E), and GS Capital Partners II, L.P. along with certain other affiliated private investment funds managed by Goldman, Sachs & Co. (collectively GSCP). On November 5, 1999, certain affiliates of Mitsubishi Corporation (Mitsubishi) and Tokyo Electric Power Company International B.V. (TEPCO) became stockholders of Orion Power. In December 1999, CPS transferred its interest in Orion Power to an affiliate -- Constellation Enterprises, Inc. (Constellation).

     There are significant risks associated with our business, including possible changes in federal and state government regulations, possible increased environmental regulations and changing market structures. As the impact of the deregulation of the energy industry evolves in areas in which Orion Power operates, certain changes may adversely impact our operations. However, since Orion Power operates in several markets (see Note 3) and has certain long-term contracts in place, management does not believe that such changes would have an immediate adverse impact on operations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Orion Power and its wholly owned subsidiaries. All material intercompany transactions have been eliminated in the accompanying consolidated financial statements.

USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The purchase prices of the acquisitions (see Note 3) were allocated to the acquired assets, including identifiable intangible assets and assumed liabilities. Property and equipment and intangible assets were recorded based on the advice of independent valuation experts. Certain assets and liabilities have been recorded based on estimates and are subject to adjustment based upon receipt of final information or resolution of uncertainties. As of December 31, 2000, Orion Power has reallocated certain identifiable intangible assets to generation assets based on the advice of independent valuation experts.

CASH AND CASH EQUIVALENTS

     Orion Power considers all investments with an original maturity of three months or less to be cash equivalents.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

RESTRICTED CASH

     Restricted cash includes cash which is restricted under the terms of certain wholly owned subsidiaries' credit and operating agreements. Restricted cash includes amounts restricted for major maintenance, debt service, and operations and maintenance costs (see Note 5).

INVENTORIES AND SUPPLIES

     Inventories and supplies are valued at the lower of cost or market using the FIFO method. Inventories and supplies are comprised of the following as of December 31, 1999 and 2000 (in thousands):

                                                                1999      2000
                                                                ----      ----
Fuel........................................................   $ 3,333   $17,439
Supplies....................................................     7,094    27,442
                                                               -------   -------
                                                               $10,427   $44,881
                                                               =======   =======

PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost or is recorded based on a valuation performed by an independent expert at the time of acquisition and is depreciated on a straight-line basis over the useful life of the asset. The valuations considered the current replacement cost for similar capacity, market value and discounted cash flows. Other equipment is carried at cost or at the fair value determined at acquisition.

     As of December 31, 1999 and 2000, the components of property and equipment, net are as follows (in thousands):

                                                  1999         2000       USEFUL LIVES
                                                  ----         ----       ------------
Structures and improvements...................  $196,664    $  637,650       15-40
Production assets.............................   584,903     1,640,693       10-30
Accessories and other equipment...............   141,718       340,619        3-15
Other assets..................................    17,311       117,533        3-30
                                                --------    ----------
                                                 940,596     2,736,495
Less: accumulated depreciation................   (18,075)     (116,861)
                                                --------    ----------
                                                 922,521     2,619,634
Land..........................................    53,314        66,610
Construction in progress......................        --       397,302
                                                --------    ----------
Property and equipment, net...................  $975,835    $3,083,546
                                                ========    ==========

     Depreciation expense for the period from March 10, 1998 (Date of Inception) to December 31, 1998, and the years ended December 31, 1999 and 2000, was (in thousands) $94, $18,081 and $99,026, respectively.

     Repairs and maintenance costs are expensed as incurred.

     Construction in progress is attributable to projects under construction during 2000. Orion Power capitalizes interest on projects during the development and construction period. There

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES was (in thousands) $0 and $3,885 of capitalized interest as of December 31, 1999 and 2000, respectively.

PROJECT DEVELOPMENT COSTS

     Project development costs represent amounts incurred for professional services, direct salaries, permits, options on real property and other direct incremental costs related to the development of new property and equipment, principally electric generating facilities. These costs are expensed as incurred until development reaches a stage when it is probable that the project will be completed. A project is considered probable of completion upon meeting one or more milestones which may include a power sales contract or securing construction or operating permits, among others. Project development costs that are incurred after a project is considered probable of completion but prior to starting physical construction are capitalized. Project development costs are included in construction in progress when physical construction begins. Orion Power periodically assesses project development costs for impairment. Project development costs are included in prepaid expenses and other noncurrent assets in the accompanying consolidated balance sheets.

IDENTIFIABLE PURCHASED INTANGIBLES

     Identifiable purchased intangibles include certain Federal Energy Regulatory Commission (FERC) licenses for its hydroelectric plants. These items are recorded based on an estimated fair value determined from an independent expert valuation and amortized on a straight-line basis over the life of the related license, ranging from 8 to 40 years.

     The balance in identifiable purchased intangibles as of December 31, 1999 and 2000, included the following (in thousands):

                                                          1999       2000
                                                          ----       ----
FERC licenses..........................................  $60,141    $60,348
POLR contract (Note 3).................................       --     14,288
Other..................................................       --      1,148
Accumulated amortization...............................     (857)    (4,998)
                                                         -------    -------
Total..................................................  $59,284    $70,786
                                                         =======    =======

     Amortization expense related to identifiable purchased intangibles for the period from March 10, 1998 (Date of Inception) to December 31, 1998, and the years ended December 31, 1999 and 2000, was (in thousands) $0, $857 and $4,170, respectively.

DEFERRED FINANCING COSTS

     Financing costs, consisting primarily of the costs incurred to obtain debt financing, are deferred and amortized using the effective interest method, over the term of the related permanent financing. Amortization expense is included in interest expense on the accompanying statements of (loss) income.

DERIVATIVES

     Derivative financial instruments (Derivatives) are contracts which typically derive value from changes in interest rates, foreign exchange rates, credit spreads, prices of securities or financial or commodity indices. The timing of cash receipts and payments for derivatives is generally determined by contractual agreement. Derivatives can be either standardized contracts that are

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES traded on an organized exchange or privately negotiated contracts. Futures contracts are examples of standard exchange-traded derivatives. Privately negotiated derivative contracts include forwards, interest rate swaps and certain option contracts. Orion Power enters into interest rate swap agreements and commodity forward contracts for other than trading purposes. Derivatives used for other than trading purposes are related to hedging variable cash flows on floating rate debt and hedging the purchase and sale price of various commodities.

     Interest rate swaps are contractual agreements to exchange periodic interest payments at specified intervals. The notional amounts of interest rate swaps are not exchanged; they are used in conjunction with the agreed-upon fixed and/or floating interest rates to calculate the periodic interest payments.

     Commodity swaps are contractual commitments to exchange the fixed price of a commodity for floating price. Commodity forwards are privately negotiated agreements to purchase or sell a specific amount of a commodity at an agreed-upon price and settlement date.

     Orion Power accounts for its derivative instruments as either cash flow hedges or no hedging designation. To qualify for cash flow hedge accounting, the hedge relationship must be formally documented at inception and be anticipated to be highly effective. If the requirements for hedge accounting are not met, Orion Power accounts for derivatives as no hedging designation.

     Orion Power reports interest rate swaps at fair value with changes in the swap fair value reported in either Other Comprehensive Income (OCI) or earnings as determined by the accounting method applied. For swaps qualifying for hedge accounting, the gains/losses on the swaps that are deemed effective are deferred in OCI. Deferred gains and losses from effective hedge relationships will be reclassified into earnings as adjustments to interest expense over the life of the hedged debt. If the swap does not qualify for hedge accounting, any change in fair value is reported currently in earnings.

     Orion Power accounts for the commodity forwards for electricity at fair value, with the change in fair value reported in OCI. The effective portion of the derivative fair value change for those swaps that qualify as cash flow hedges of the forecasted sale of electricity is deferred as part of OCI. The deferred gains/losses on the electricity forward contracts are reclassified from OCI to earnings in the same period as the hedged sale of electricity impacts earnings. If hedge accounting is not applied, any fair value changes in the electricity forwards are reported currently in earnings.

     Orion Power classifies its fuel swap contracts and financial tolling arrangements as no hedging designation under Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activity". These contracts are reported at fair value with any changes in fair value reported currently in earnings.

COMPREHENSIVE INCOME

     Orion Power's comprehensive income consists of net income and other items recorded directly to the equity accounts. The objective is to report a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with owners. Orion Power accumulated other comprehensive income consists principally of gains and losses on derivative instruments that qualify for cash flow hedge treatment.

INCOME TAXES

     Orion Power accounts for income taxes under the asset and liability method prescribed by SFAS No. 109, "Accounting for Income Taxes," and, accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using existing enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates would be recognized in income in the period that includes the enactment date.

ASSET IMPAIRMENT

     Orion Power periodically reviews its long-lived assets, including property and equipment, and identifiable purchased intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of an asset, an impairment loss would be recognized.

REVENUE RECOGNITION

     Revenues from the sale of electricity are recorded based on output delivered and capacity provided at rates specified under contract terms or received in the wholesale marketplace.

START-UP AND ORGANIZATION COSTS

     Costs related to start-up activities and the organization of Orion Power were expensed as incurred.

CUSTOMER CONCENTRATION

     All revenues for the period from March 10, 1998 (Date of Inception) to December 31, 1998, were from CPS.

     For the year ended December 31, 1999, revenues recognized on contracts with Niagara Mohawk Power Corporation (Niagara Mohawk), Consolidated Edison Company of New York Inc. (Consolidated Edison) and the New York Independent System Operator (NY-ISO) (see Note 3) were approximately $30,961,000, $72,481,000, and $22,237,000, representing approximately 23, 54 and 17 percent of total operating revenue, respectively.

     Accounts receivable from Niagara Mohawk, Consolidated Edison and the NY-ISO as of December 31, 1999, were approximately $6,544,000, $15,973,000, and $14,665,000, representing approximately 17, 43 and 39 percent of the total accounts receivable balance, respectively.

     For the year ended December 31, 2000, revenues recognized on contracts with Niagara Mohawk, Consolidated Edison, the NY-ISO and Duquesne Light Company were approximately $92,376,000, $84,236,000, $413,157,000, and $283,389,000,
representing approximately 10, 9, 43 and 30 percent of total operating revenue, respectively.

     Accounts receivable from Niagara Mohawk, Consolidated Edison, the NY-ISO and Duquesne Light Company as of December 31, 2000, were approximately $6,123,000, $2,723,000, $64,236,000, and $65,434,000, representing approximately
4, 2, 42 and 42 percent of the total accounts receivable balance, respectively.

STOCK-BASED COMPENSATION

     As described in Note 9, Orion Power accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB Opinion No. 25, compensation cost is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

EARNINGS PER SHARE

     Basic net income (loss) per share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. The diluted net income (loss) per share data is computed using the weighted-average number of common shares outstanding plus the dilutive effect of common stock equivalents, unless the common stock equivalents are antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

     On December 3, 1999, the SEC staff released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 is effective December 31, 2000. Adoption of SAB No. 101 will not have a material impact on Orion Power's current revenue recognition policies.

     In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

     See Note 12 for discussion of adoption of SFAS No. 133.

BASIS OF INTERIM PRESENTATION

     The financial information as of March 31, 2001, and for the three months ended March 31, 2000 and 2001, is unaudited, but includes all adjustments, consisting only of normal recurring adjustments, that Orion Power's management considers necessary for a fair presentation of Orion Power's operating results and cash flows for such periods. Results for the three month period ended March 31, 2001, are not necessarily indicative of results to be expected for the full fiscal year of 2001 or for any future period.

3. ACQUISITIONS

1999 ACQUISITIONS

     NIAGARA MOHAWK. On July 30, 1999, Orion Power, through its wholly owned subsidiary Erie Boulevard Hydropower, L.P. (Erie Blvd.), purchased certain hydroelectric generating assets and assumed certain liabilities (see Notes 7 and 8) from Niagara Mohawk, for approximately $425,000,000 in cash including acquisition costs of approximately $1,700,000. These facilities consist of 70 hydro power plants with a capacity of 650 MW (the Hydro Assets).

     In connection with this acquisition, Erie Blvd. entered into a Transition Power Purchase Agreement (the Erie Sales Agreement) with Niagara Mohawk Power Corporation (Niagara Mohawk) from the closing date through September 30, 2001. Under the terms of the Erie Sales Agreement, Erie Blvd. will produce and deliver tiered amounts of electric energy to Niagara

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

Mohawk. As consideration, Erie Blvd. will receive capacity payments and energy revenue based on the amount of electric energy produced and sold to Niagara Mohawk. If Erie Blvd. fails to produce contractual minimum levels of electric energy, it will be required to pay a penalty based on formulas set forth in the Erie Sales Agreement. In the third quarter of 1999, Erie Blvd. failed to meet the minimum threshold under this contract due to a drought. This resulted in additional costs to meet the obligation of approximately $1,700,000 for the year, which are recorded in fuel expense in 1999 in the accompanying financial statements. As part of the independent valuation performed of the acquisition of the Hydro Assets, the third party considered these agreements with Niagara Mohawk and determined that such agreements were at market value. Therefore, no asset or liability related to the Erie Sales Agreements has been recognized by Orion Power.

     Orion Power is currently negotiating with Niagara Mohawk to extend the term of the Erie Sales Agreement, with certain modifications. If an agreement is not reached, Orion Power would sell power from the Erie Blvd. plants into the market.

     CONSOLIDATED EDISON. On August 20, 1999, Orion Power, through its wholly owned subsidiary Astoria Generating Company, L.P. (Astoria), purchased certain generating assets located in New York City and assumed certain liabilities (see Notes 7 and 8) from Consolidated Edison, for approximately $550,000,000 in cash including acquisition costs of approximately $2,100,000. The Astoria facilities consist of three gas- or oil-fired plants with a capacity of 2,030 MW (the New York City Assets).

     In connection with this acquisition, Astoria entered into a Transition Capacity Agreement and a Transition Energy Sales Agreement (collectively, the Astoria Sales Agreements) with Consolidated Edison. As consideration, Astoria received capacity payments and energy revenue based on the amounts of electric energy produced and sold to Consolidated Edison. The Transition Energy Sales Agreement had a term from the closing date through the commencement of the energy market administered by the NY-ISO. The Transition Energy Sales Agreement was terminated on the commencement of the NY-ISO, which occurred on November 18, 1999. The Transition Capacity Agreement had a term from the closing date through the later of (a) the earlier of (i) December 31, 2002 or (ii) the date on which Astoria receives written notice from the NY-ISO that none of the electric capacity of the Astoria assets is required for meeting the installed capacity requirements in New York City as determined by the NY-ISO, or (b) the date the NY-ISO capacity market commences. The NY-ISO capacity market began operations on May 1, 2000. Under the terms of the Astoria Sales Agreements, during the period of the Transition Energy Sales Agreement, Consolidated Edison provided all of the fuel to the Astoria facilities and received from the facilities all of the capacity and electric energy. As part of the independent valuation performed of the acquisition of the New York City Assets, the third party valued these agreements with Consolidated Edison and determined that such agreements were at market value. Therefore, no asset or liability related to these agreements has been recognized by Orion Power.

2000 ACQUISITIONS

     CONSTELLATION OPERATING SERVICES, INC. On April 26, 2000, Orion Power purchased all of the outstanding stock of the three subsidiaries of Constellation Operating Services, Inc. (COSI), which pursuant to certain operation and maintenance service agreements operated all of Orion Power's assets. Orion Power also acquired another subsidiary that was established to perform operations and maintenance services for the Midwest Assets following the completion of the acquisition. COSI is a wholly owned subsidiary of Constellation Energy, Inc. The purchase price was approximately $19,000,000 payable at the time of the acquisition by issuing COSI 1,219,355

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES shares of Orion Power common stock valued at $15.50 per share plus $100,000 cash. Orion Power has accounted for this transaction as the settlement of the operation and maintenance contracts with COSI. The entire cost of the transaction was charged to expense.

     COSI agreed to assist in the transition process of operating the Orion Power assets by cooperating with Orion Power for six months following the closing. Additionally, COSI agreed to make its software available to Orion Power. Furthermore, COSI agreed to provide technical support in the form of professional, supervisory, managerial, administrative, and technical operating assistance, until the earlier of December 31, 2002, or the date of repayment in full of the New York Credit Facility (Note 5).

     DUQUESNE LIGHT COMPANY. On April 28, 2000, Orion Power, through its wholly owned subsidiary Orion Power MidWest, L.P. (Orion Power MidWest) purchased seven power plants located in Ohio and Pennsylvania (the Midwest Assets) with a generating capacity of 2,614 MW from Duquesne Light Company (Duquesne). The net purchase price for the assets was approximately $1,764,000,000 in cash including approximately $17,000,000 in acquisition costs. In association with this acquisition, Orion Power MidWest assumed certain liabilities related to employee benefits and environmental remediation (See Notes 7 and 8).

     The acquisition of the Midwest Assets requires Orion Power MidWest to assume Duquesne's responsibility as "provider of last resort" (Provider of Last Resort). As Provider of Last Resort, Orion Power MidWest will be obligated to supply electricity at predetermined tariff rates to all customers in Duquesne's service area who do not select another electricity supplier through December 31, 2004. While Orion Power MidWest should have the capacity to meet these obligations under the contract (POLR Contract) most of the time, there may be times when the energy required to meet the obligation may exceed the amounts that can be produced from the Midwest Assets. If the obligation exceeds Orion Power MidWest's energy production levels, Orion Power MidWest will be required to purchase additional energy from outside sources at market rates, and in certain circumstances, pay a penalty of currently $1,000 per megawatt hour. The value of this contract, at acquisition, was reviewed by independent experts and determined to be favorable. As such, an intangible asset of approximately $14,300,000 was recorded at the time of the purchase. The intangible asset is being amortized over the life of the contract.

     To supplement the generating capacity to meet Orion Power's responsibilities under the Provider of Last Resort Contract with Duquesne, Orion Power purchased 698,400 net megawatt hours for the period of May through October 2000. The cost for the purchases was approximately $57,000,000 and was paid upon delivery of the energy. Orion Power resold all excess energy not required to meet the Provider of Last Resort responsibility into the market and realized the prevailing price at that time.

     COLUMBIA ELECTRIC CORPORATION. On December 11, 2000, Orion Power, through its wholly owned subsidiary Orion Power Development, L.P. (Orion Power Development) acquired all the outstanding stock of Columbia Electric Corporation for approximately $209,000,000 in cash, including approximately $1,300,000 in acquisition costs. In connection with this acquisition, Orion Power agreed to assume a $334,000,000 credit facility, of which approximately $131,100,000 was outstanding at the date of the acquisition. Orion Power Development also assumed from Columbia Energy Group, former parent of Columbia Electric Corporation, construction contract and tolling agreement guarantees of approximately $5,000,000 as well as equity investment obligations of approximately $41,000,000. The facilities acquired are under various stages of development, will have total capacity of approximately 3,220 MW, and will begin operations at various times from mid-2001 through 2004.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

     The acquisition was recorded under the purchase method of accounting. The purchase price has been allocated to assets acquired and liabilities assumed based on the estimated fair market value at the date of acquisition. The purchase price allocation for this acquisition is preliminary and further refinements will be made based on final valuations. The pro forma operating results of this acquisition for the years presented was not materially different from actual results.

     The initial allocation of the purchase price is as follows (in thousands):

Current assets..........................................  $   2,906
Property and equipment..................................    336,286
Noncurrent assets.......................................     12,127
Debt and other liabilities assumed......................   (142,319)
                                                          ---------
                                                          $ 209,000
                                                          =========

4. FUEL CONTRACTS

     Orion Power has entered into various fuel contracts for gas, oil and coal to operate its generating assets. These contracts expire at various dates through December 31, 2003. The contracts generally require the supplier to have certain quantities of fuel available, do not require a minimum purchase by Orion Power, and set prices at current market indices based on the type of fuel, time of year and advance notice from Orion Power to the supplier.

5. DEBT

CREDIT AGREEMENTS

     NEW YORK CREDIT AGREEMENT. On July 30, 1999, Orion Power New York, LP (Orion NY), a wholly owned subsidiary of Orion Power, entered into a $730,000,000 secured credit agreement. The banks agreed to provide an acquisition facility in an amount of up to $700,000,000 (the Acquisition Loans), and a revolving working capital facility in an amount of up to $30,000,000 (the Working Capital Facility) (collectively, the New York Credit Agreement). The New York Credit Agreement has a maturity of December 31, 2002, for all indebtedness. The net proceeds under the New York Credit Agreement were used to finance the Hydro Assets and New York City Assets acquisitions.

     The borrowings under each facility bear interest at a floating rate. At Orion Power New York's option, the interest rate will be determined as either the Base Rate as defined or LIBOR plus an applicable margin. The rate as of December 31, 1999 and 2000, and March 31, 2001, was 7.32, 8.10 and 7.46 percent, respectively. The Acquisition Loans and Working Capital Facility are secured by substantially all of the assets of Orion NY.

     As of December 31, 1999 and 2000, and March 31, 2001, Orion NY had $700,000,000, $650,000,000 and $646,557,000 of the Acquisition Loans
outstanding, respectively. As of December 31, 1999 and 2000, and March 31, 2001 Orion NY had $16,000,000, $0, and $0, respectively, of the Working Capital Loans outstanding. Under the Working Capital Facility, an additional $10,000,000 is used to provide a letter of credit in favor of Consolidated Edison in conjunction with the New York City Assets acquisition.

     In accordance with the New York Credit Agreement, Orion NY entered into a Deposit Account Agreement with Bank of America, N.A. Accordingly, Orion NY established 12 restricted use accounts for the disbursement of its revenues. As of December 31, 1999 and 2000, and

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

March 31, 2001, the total balance in these restricted use accounts totaled $56,214,000, $116,478,000 and $132,008,000, respectively.

     MIDWEST CREDIT AGREEMENT. On April 28, 2000, Orion Power MidWest entered into a $1,200,000,000 secured credit agreement. The banks agreed to provide acquisition loans of $1,110,000,000 (the Acquisition Loans) and a revolving working capital facility of $90,000,000 (the Working Capital Facility) (collectively, the "MidWest Credit Agreement"). The MidWest Credit Agreement has a maturity date of October 28, 2002, for all indebtedness. The net proceeds under the MidWest Credit Agreement were used to finance the acquisition of the Midwest Assets.

     As of December 31, 2000 and March 31, 2001, Orion Power MidWest had $1,110,000,000 of Acquisition Loans along with $60,137,000 and $76,137,000 of
Working Capital Facility outstanding, respectively. Under the working capital facility, Orion Power MidWest is required to provide a $10,000,000 letter of credit in favor of Duquesne as part of the POLR contract.

     The borrowings under the MidWest Credit Agreement bear interest at a floating rate. At Orion Power MidWest's option, the interest rate will be determined as either the Base Rate as defined or LIBOR plus an applicable margin. The rate as of December 31, 2000 and March 31, 2001, was 8.49 and 7.65 percent, respectively. The credit agreement is secured by substantially all the assets of Orion Power MidWest.

     In accordance with the MidWest Credit Agreement, Orion Power MidWest entered into a Deposit Account Agreement with Bank of America, N.A. Accordingly, Orion Power MidWest established 12 restricted use accounts for the disbursement of its revenues. As of December 31, 2000 and March 31, 2001, the total balances in these restricted accounts were approximately $62,884,000 and $57,433,000, respectively.

     Under the New York Credit Agreement and the MidWest Credit Agreement (collectively, the "Credit Agreements"), Orion Power New York and Orion Power MidWest are restricted from distributing cash to Orion Power. These credit agreements provide for various accounts to be created, into which all operating revenues and other cash receipts are deposited, and from which operating expenses, repayments of the loan facilities and distributions to Orion Power may be made. The lenders under each credit agreement have a security interest in all amounts on deposit in the accounts and if there is an event of default under the appropriate credit agreement, the lenders will be able to immediately exercise their security interest on any funds contained in that credit facility's accounts.

     Distributions to Orion Power may only be made after satisfaction of the following -- (1) all operating expenses of the applicable subsidiary; (2) all debt service payments under the appropriate credit agreement; (3) 50 percent of the Excess Cash Flow, as defined, has been used to prepay each credit agreement; and (4) any other required prepayments. After satisfaction of the aforementioned items, the Credit Agreements allow Orion NY and Orion Power MidWest to pay dividends and make other distributions to Orion Power up to the limit of $100,000,000 over the life of the New York Credit Agreement and $175,000,000 over the life of the MidWest Credit Agreement. As of December 31, 2000, no dividends or distributions had been made to Orion Power. On February 21, 2001, Orion NY made a distribution of approximately $37,190,000 to Orion Power.

     Among other restrictions, the Credit Agreements also contain customary affirmative covenants and significant negative covenants including a requirement that expenditures be within 105 percent of their budgeted amounts and that a debt service coverage ratio of at least 1.5 to 1.0 be maintained. In addition, the following events are also events of default under the New York

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

Credit Agreement -- reduction in the rule requiring New York City power retailers to procure capacity equal to at least 80 percent of forecasted peak demand from in-city generation sources to less than 75 percent and a reduction in the price cap for capacity from in-city generators from $105 per kilowatt year to less than $90 per kilowatt year.

     LIBERTY CREDIT AGREEMENT. In December 2000, in connection with our acquisition of Columbia Electric Corporation, Orion Power assumed a credit facility entered into by Liberty Electric Power, LLC (Liberty), a wholly-owned subsidiary of Columbia Electric Corporation. This credit facility, entered into by Liberty in July 2000, provides for the following:

          (1) a construction/term loan in an amount of up to $105,000,000;

          (2) an institutional term loan in an amount of up to $165,000,000;

          (3) an equity bridge loan in an amount of up to $41,000,000;

          (4) a revolving working capital facility for an amount of up to $5,000,000; and

          (5) a debt service reserve letter of credit of $17,500,000.

     Amounts outstanding under the facility bear interest at a floating rate for a portion of the facility, which may be either the Base Rate as defined or LIBOR plus an applicable margin, and a fixed rate for the remainder. At December 31, 2000 and March 31, 2001, the interest rate was 7.81 and 7.74 percent, respectively on the floating rate component and 9.15 and 9.16 percent on the fixed rate portion, respectively. As of December 31, 2000 and March 31, 2001, Orion Power Development had $73,200,000 and $92,600,000 of the floating rate and $74,300,000 and $105,800,000 of the fixed rate portions of the facility outstanding, respectively. The lenders have a security interest in substantially all of the assets of Orion Power Development and have negative pledges on other fixed assets. Orion Power Development also pays facility fees on the working capital facility and the debt service reserve letter of credit.

     The construction/term loan, the institutional term loan and the equity bridge loan mature on the earlier of October 1, 2002, or a date on which the conditions precedent to conversion to a term loan are met. The debt service reserve letter of credit becomes available for use when the conditions precedent to conversion to a term loan are met and matures five years thereafter. The working capital facility becomes available for use six months prior to the scheduled conversion date and matures five years thereafter. The construction/term loan converts to an amortizing term loan when the conditions precedent to conversion to a term loan are met and matures 10 years thereafter. The institutional term loan has a final maturity date of April 15, 2026.

     Each credit agreement is an independent recourse project financing secured by the assets of the applicable borrower without recourse to any other Orion Power financing facility.

NOTES PAYABLE

     During 1999, Orion Power entered into several promissory notes payable with CPS and GSCP in order to provide funding for acquisitions and operations. The total borrowings under these notes amounted to approximately $41,200,000 and $71,100,000 to CPS and GSCP, respectively. Each promissory note was due five years from the date of the note. Earlier repayment of the debt was required in the event of a public offering, sale, liquidation or merger of Orion Power. Interest on the unpaid principal balance accrued at 7 percent and was payable semiannually from the respective anniversary dates.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

     On November 8, 1999, Orion Power repaid the total balance due to CPS with the funds from the capital call of Mitsubishi and TEPCO. On April 28, 2000, Orion Power converted $71,100,000 of notes payable to GSCP into 7,108,600 shares of common stock.

     In conjunction with Orion Power's acquisition of the Carr Street facility (see Note 6), Orion Power entered into a non-interest bearing note payable with US Generating Company, LLC in the amount of $1,000,000. Payment is due annually starting November 19, 1999 through November 19, 2001. Orion Power recognized a discount (8 percent) on this note at acquisition of $141,000.

SENIOR NOTES

     In April and May 2000, Orion Power issued a total of $400,000,000 of 12 percent senior notes, due 2010 (the Senior Notes). The proceeds were used to assist in the financing of the acquisition of the Midwest Assets. Interest is paid semiannually in May and November of each year. The Senior Notes are senior unsecured obligations and rank pari passu with all of Orion Power's existing and future unsecured indebtedness.

     Before May 1, 2003, Orion Power may redeem up to 35 percent of the notes issued under the indenture at a redemption price of 112 percent of the principal amount of the notes redeemed, plus accrued and unpaid interest and special interest, with the net cash proceeds of an equity offering provided that certain provisions under the indenture are met. Orion Power is not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes.

     Each holder of the Senior Notes will have the right to require Orion Power to repurchase the notes pursuant to a change of control offer as set forth in the indenture. The Senior Notes are not guaranteed by any of Orion Power's subsidiaries.

REVOLVING SENIOR CREDIT FACILITY

     On July 27, 2000, Orion Power entered into a $75,000,000 revolving senior credit facility. The credit facility matures in December 2002. Amounts outstanding under the facility bear interest at a floating rate. The facility is unsecured and ranks pari passu with all of Orion Power's senior debt. As of December 31, 2000 and March 31, 2001, there were no outstanding amounts under this facility and $46,000,000 had been used to post letters of credit to support various payout obligations.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

PRINCIPAL PAYMENTS ON DEBT OBLIGATIONS

     The following is a schedule of principal payments due under the credit facilities, senior notes and the notes payable as of December 31, 2000 (in thousands):

                                                              DECEMBER 31,
                                                                  2000
                                                              ------------
2001........................................................   $      261
2002........................................................    1,850,937
2003........................................................        8,151
2004........................................................        8,646
2005........................................................        9,146
Thereafter..................................................      490,757
                                                               ----------
Total.......................................................   $2,367,898
                                                               ==========

     Total interest expense under the debt obligations, including amortization of deferred financing costs, for the period from March 10, 1998 (Date of Inception) to December 31, 1998, and the years ended December 31, 1999 and 2000, was (in thousands) $137, $25,767 and $168,670, respectively.

INTEREST RATE SWAP AGREEMENTS

     Orion Power has entered into a number of interest rate swaps designed to fix the rate of interest on its New York and MidWest Credit Facilities. Surrounding the interest rate swap is a total notional amount of interest rate swaps are $350,000,000 on the New York Credit Facility with an average maturity of 7 years and an average fixed rate of approximately 7.0 percent and $600,000,000 on the MidWest Credit Facility with an average maturity of 5 years and an average fixed rate of 7.4 percent.

     Counterparties to the interest rate swap agreements are major financial institutions. While Orion Power may be exposed to credit losses in the event of non-performance by these counterparties, Orion Power does not anticipate losses.

6. RELATED-PARTY TRANSACTIONS

CAPACITY SALE AND TOLLING AGREEMENT

     On November 18, 1998, Carr Street, a 102 megawatt natural gas-fired facility acquired from US Generating Company, LLC, entered into a Capacity Sale and Tolling Agreement (the Sales Agreement) with CPS for a period of five years. Under the terms of the Sales Agreement, CPS provides all fuel to the Carr Street facility and receives from the facility all of the capacity, electric energy and other products generated by the facility. As consideration, Carr Street will receive capacity payments, electric revenue based on the amount of electric energy produced and sold to CPS, certain start-up fees and market steam reimbursable costs. The minimum required payment to be received by Carr Street is $3,677,000 in 2001, $3,769,000 in 2002 and $3,863,000 in 2003.

OPERATION AND MAINTENANCE SERVICES AGREEMENT

     Each operating subsidiary of Orion NY entered into Operation and Maintenance Services Agreements (the O&M Agreements) with COSI for a term of five years, whereby COSI provided ongoing operating and maintenance services. Under the terms of the O&M Agreements, Carr Street, Astoria, and Erie Blvd. paid COSI for direct materials and expenses, plus a base fee and

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES certain bonuses, as set forth in the O&M Agreements. The base fee and the bonuses were subject to annual adjustments. Expenses incurred under the O&M Agreements for the period from March 10, 1998 (Date of Inception) to December 31, 1998, and for the years ended December 31, 1999 and 2000, were approximately $24,000, $19,846,000 and $13,247,000, respectively. There were no amounts owed to COSI at December 31, 1998 or 2000. Amounts owed to COSI at December 31,1999, were approximately $1,674,000, and are included in accounts payable on the accompanying consolidated balance sheets. See Note 3 for discussion of Orion Power's acquisition of the COSI subsidiaries that eliminated the O&M agreements.

STOCKHOLDER FEES

     As part of the original stockholders agreement between CPS and GSCP and the Second Amended and Restated Stockholders Agreement, Orion Power was required to pay a total of 1 percent of the aggregate consideration paid in an acquisition to its stockholders -- GSCP, CPS, Mitsubishi, and TEPCO. Orion Power paid a total of $9,750,000 in August and September 1999 to GSCP and CPS, and paid a total of $17,050,000 in June 2000, to the four primary stockholders. These payments are recognized as a distribution to stockholders in the accompanying statement of changes in stockholders' equity.

     Additionally, Goldman Sachs had the right to provide all investment banking services to Orion Power on an arms' length basis with regard to terms, conditions and pricing. In association with the investment by Mitsubishi and TEPCO on November 5, 1999 and April 28, 2000, Orion Power was required to pay a 2 percent fee to Goldman Sachs, in accordance with the Second Amended and Restated Stockholder's Agreement. The amounts of these payments are approximately $2,400,000 and $1,600,000, respectively. Orion Power charged the fee against additional paid-in capital.

     Both of the obligations related to payments of shareholders fees ended during 2000.

NOTES RECEIVABLE FROM OFFICERS

     Certain officers were required to purchase shares of Orion Power's common stock under their employment agreements. As of December 31, 1999, these officers owed Orion Power $671,000 related to the purchase of approximately 97,500 shares of common stock and related interest. As of December 31, 2000, these officers owed Orion Power $5,916,000 related to the purchase of 742,700 shares of common stock, and related interest.

7. RETIREMENT PLANS

     As part of the acquisitions of the Hydro Assets, New York City Assets and Midwest Assets, Orion Power was required to assume the defined benefit pension plans and other postretirement benefit plans (OPEB) for employees that remained at the facilities subsequent to each acquisition. These former Consolidated Edison, Niagara Mohawk, Duquesne and First Energy employees were hired by COSI in the same capacity as with their former employers. The plans were being maintained by COSI, through the date of the COSI acquisition (see Note 3), although it was the subsidiary's responsibility to fund these obligations. As of April 26, 2000, the plans were transferred to Orion Power's control.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

     The following table reconciles the plans' funded status to the accrued cost recorded as other long-term liabilities in the consolidated balance sheets as of December 31, 1999 and 2000 (in thousands):

                                           DEFINED BENEFIT PLANS           OPEB
                                           ----------------------   ------------------
                                             1999         2000       1999       2000
                                             ----         ----       ----       ----
Change in benefit obligation --
  Benefit obligation at January 1........   $    --     $ 17,398    $    --   $  4,318
  Benefit obligation assumed in
     acquisition.........................    17,984       10,071      4,226      9,504
  Service cost...........................       629        2,215        238        886
  Interest cost..........................       517        1,868        121        826
  Benefits paid..........................        --       (1,085)        --         --
  Actuarial (gain) loss..................    (1,732)         460       (267)     1,871
                                            -------     --------    -------   --------
  Benefit obligation at December 31......   $17,398     $ 30,927    $ 4,318   $ 17,405
                                            =======     ========    =======   ========
Change in plan assets --
  Fair value of plan assets at January
     1...................................   $    --     $ 11,967    $    --   $     --
  Fair value of plan assets assumed in
     acquisition.........................    11,668           --         --         --
  Actual return on plan assets...........       299          785         --         --
  Employer contributions.................        --          597         --         --
  Benefits paid..........................        --       (1,085)        --         --
                                            -------     --------    -------   --------
  Fair value of plan assets at December
     31..................................   $11,967     $ 12,264    $    --   $     --
                                            =======     ========    =======   ========
Funded status --
  Funded status of the plans at December
     31..................................   $(5,431)    $(18,663)   $(4,318)  $(17,405)
  Unrecognized actuarial net gains/
     (losses)............................    (1,618)        (887)      (267)     1,603
                                            -------     --------    -------   --------
Accrued benefit cost.....................   $(7,049)    $(19,550)   $(4,585)  $(15,802)
                                            =======     ========    =======   ========
Assumptions as of December 31:
  Discount rate..........................      7.75%        7.75%      7.75%      7.75%
  Expected return on plan assets.........      8.50%        8.50%       N/A        N/A
  Rate of compensation increase..........      4.50%        4.00%      4.00%      5.00%

     As of December 31, 1999 and 2000, the defined benefit pension plan for employees covered by the Erie Boulevard Plan, included in the table above, had plan assets in excess of benefit obligations of (in thousands) $1,246 and $242, respectively.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

     The components of Orion Power's net periodic benefit cost for the years ended December 31, 1999 and 2000, were as follows (in thousands):

                                                   DEFINED BENEFIT
                                                        PLANS            OPEB
                                                   ---------------   -------------
                                                   1999     2000     1999    2000
                                                   ----     ----     ----    ----
Components of net periodic benefit cost:
  Service cost...................................  $ 629   $ 2,215   $238   $  886
  Interest cost..................................    517     1,868    121      826
  Expected return on plan assets.................   (413)   (1,017)    --       --
  Amortization of actuarial (gain) or loss.......     --       (38)    --       --
                                                   -----   -------   ----   ------
Net periodic benefit cost........................  $ 733   $ 3,028   $359   $1,712
                                                   =====   =======   ====   ======

     The assumed healthcare cost trend rates for fiscal year 2001 for Medicare eligible and non-Medicare eligible retirees is 8.5 percent; this rate is expected to decrease gradually to 5.0 percent in 2008 and remain at that level thereafter. The assumed healthcare trend rate has a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in the assumed healthcare trend rate would have the following effects:

                                                 1-PERCENTAGE       1-PERCENTAGE
                                                POINT INCREASE     POINT DECREASE
                                                --------------    ----------------
                                                1999     2000     1999      2000
                                                ----     ----     ----      ----
Increase (decrease) total service and interest
  cost components.............................  $ 80    $  464    $ (62)   $  (361)
Increase (decrease) OPEB obligation...........  $908    $3,758    $(712)   $(2,949)

     Effective January 1, 1999, Orion Power established a 401(k) retirement plan for the benefit of all eligible employees. The plan is for all employees of Orion Power with no minimum age or minimum service requirements. Participants may contribute up to 15 percent of their annual compensation, subject to statutory limits. Employee contributions are fully vested. Orion Power's matching contribution is discretionary and therefore will be determined on an annual basis. Employees will fully vest in any discretionary contributions ratably over five years. Orion Power made no contributions to the plan in 1999 and approximately $614,000 in contributions in 2000.

8. COMMITMENTS AND CONTINGENCIES

ENVIRONMENTAL LIABILITIES

     Orion Power has recorded a liability for the estimated cost of environmental remediation associated with the acquisition of the Hydro Assets and New York City Assets based on valuation reports provided by independent environmental liability assessment experts. In conjunction with these valuations, Orion Power has developed remediation plans for each item specifically identified. For environmental items at Astoria, the New York State Department of Environmental Conservation has issued consent orders requiring active investigation and remediation of past releases of petroleum and other substances by the prior owners. The consent order also contains obligations related to continuing compliance with environmental regulations. The total liability assumed and recorded by Orion NY totaled approximately $9,150,000, on an undiscounted basis. Through December 31, 2000, Orion NY had spent approximately $50,000 toward completion of its remediation plans and anticipates that the remaining portion will be paid out through 2009.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

     In association with the Midwest Acquisition, Orion Power MidWest has recorded a liability for the estimated cost of environmental remediation, based on valuations performed by independent environmental liability assessment experts. In conjunction with these valuations, Orion Power MidWest has developed remediation plans for the known liabilities. The total liability assumed by Orion Power MidWest totaled approximately $4,800,000 on an undiscounted basis and is recorded in other long-term liabilities.

     On an ongoing basis, Orion Power monitors its compliance with environmental laws. Due to the uncertainties associated with environmental compliance and remediation activities, future costs of compliance or remediation could be higher or lower than the amount currently accrued.

TAX SAVINGS SHARING AGREEMENT WITH NIAGARA MOHAWK

     As part of the acquisition of the Hydro Assets, Orion NY has entered into a tax savings sharing agreement with Niagara Mohawk. Funds received from settlement of prior Niagara Mohawk filed property tax litigation or future property tax reduction agreements are shared 25 percent to Niagara Mohawk. The total amount paid to Niagara Mohawk cannot exceed $20,000,000. Since this amount due to Niagara Mohawk is contingent on future events, amounts due to Niagara Mohawk will only be recognized when a settlement has been reached with a local jurisdiction and related payment received. As of December 31, 1999 and 2000, no such payments had been received from local tax jurisdictions that would require Orion Power NY to make payment to Niagara Mohawk.

TURBINE PURCHASES

     In September 2000, Orion Power entered into a letter of intent for the delivery over the next four years of 10 combustion turbine generators from Siemens Westinghouse Power Corporation as part of the repowering and new development efforts. The total purchase price made is approximately $345,000,000, substantially all of which is payable at various times in 2003 and 2004. Orion Power made a $5,000,000 deposit during 2000 and paid an additional $5,000,000 in the first quarter of 2001. Furthermore, as part of Orion Power's acquisition of Columbia Electric Corporation, Orion Power acquired the rights to purchase eight additional turbine generators which will be installed in the projects under construction. As of December 31, 2000, approximately $33,900,000 remained to be paid for these eight turbines, of which $32,000,000 was due at December 31, 2000, and recorded in accounts payable on the accompanying balance sheets.

     In February and March 2001, Orion Power entered into two letters of intent for delivery of turbine generators for Orion Power's development projects for approximately $281,210,000. Orion Power made an $8,000,000 deposit on these turbines in March 2001.

POWER SUPPLY AGREEMENT WITH NIAGARA MOHAWK

     On March 20, 2001, Orion Power completed a new power sale agreement with Niagara Mohawk. The power supply contract is a three-year agreement that supplies Niagara Mohawk with all of the electric output from Eric Boulevard's 650 megawatts of hydroelectric generation at fixed rates. This agreement will commence in October 2001, upon expiration of the existing power supply agreement.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

LABOR SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS

     Orion Power has 62 percent of its employees subject to one of five collective bargaining agreements. Such agreements expire at various times between June 2001 through June 2006.

LEASES

     Orion Power and its subsidiaries have entered into various noncancelable operating lease arrangements for office space, storage space, office furniture and vehicles. These leases terminate at various dates through December 2021.

     On November 10, 1999, Erie Blvd. entered into a capital lease arrangement for the land at the Watertown hydroplant located in Potsdam, New York. This land will house a maintenance facility and a regional headquarters for the Hydro Assets. The lease term begins at the completion of the facility, which was completed in October 2000, and expires in 2014. Under the terms of the lease, the monthly payments are $10,500. Erie Blvd. has the option to purchase the land for $450,000 at the end of the lease term.

     Future minimum payments due under these leases are as follows (in thousands):

YEAR ENDING
DECEMBER 31,                                              CAPITAL    OPERATING
------------                                              -------    ---------
2001....................................................  $  126      $ 1,266
2002....................................................     126        1,280
2003....................................................     126        1,298
2004....................................................     126        1,309
2005....................................................     126        1,054
Thereafter..............................................   1,145        3,830
                                                          ------      -------
                                                           1,775      $10,037
                                                                      =======
Interest portion........................................    (594)
                                                          ------
Total...................................................  $1,181
                                                          ======

     Total rental expense for the period from March 10, 1998 (Date of Inception) to December 31, 1998, and the years ended December 31, 1999 and 2000, was (in thousands) $0, $373 and $1,831, respectively.

LITIGATION AND CLAIMS

     Orion Power is directly or indirectly involved in various pending lawsuits and claims. Litigation reserves are recorded when a loss is determined to be probable and the amount can be reasonably estimated. In the opinion of management, the ultimate outcome of the claims will not have a material impact on Orion Power's financial position or the results of its operations.

     During 2000, Orion Power, through Orion NY, provided certain services to Con Edison under the local electric system reliability rules. Con Edison has questioned its obligation to make separate payment to Orion Power related to these services. As of December 31, 2000, the amount requested by Orion Power for these services was approximately $24,000,000. Since Orion Power management and its counsel cannot reasonably estimate the amount Orion Power will ultimately collect, no amount has been recognized in these consolidated financial statements. The parties are discussing resolution to this item. At such time as this issue is resolved and payments are either receivable or payable, Orion Power will recognize the revenue or expense as appropriate.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

9. STOCK OPTION PLAN

     On May 21, 1998, Orion Power adopted the 1998 Stock Incentive Plan (the "Plan") to provide for granting of stock options and other equity based awards to directors, officers, employees, and consultants. The Plan, as amended, provides that up to 7,500,000 shares of common stock may be issued pursuant to such options and other awards. Stock options may be granted at an exercise price as determined by the Board of Directors or a committee designated by the Board of Directors. Options generally are granted at fair market value at the date of grant, are exercisable in installments beginning one year from the date of grant, and expire 10 years after the date of grant. The plan permits the issuance of either incentive stock options or non-qualified stock options.

     Orion Power utilizes the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation," which defines a "fair value based method" of accounting for stock-based compensation and applies APB Opinion No. 25 and related interpretations in accounting for its stock option and stock purchase plans.

     Orion Power has granted options to acquire shares of its common stock at an exercise price less than the fair value of Orion Power's common stock. As of December 31, 2000, Orion Power has recognized deferred compensation of $4,768,000 to be amortized over the three-year vesting period. Orion Power recognized $0, $106,000 and $1,303,000 of compensation expense related to these options for the period from March 10, 1998 (Date of Inception) to December 31, 1998, and the years ended December 31, 1999 and 2000, respectively.

     The following summarizes options granted to directors, officers and employees:

                                                  NUMBER      WEIGHTED-AVERAGE
                                                 OF SHARES     EXERCISE PRICE
                                                 ---------    ----------------
Outstanding at March 10, 1998 (Date of
  Inception)...................................         --        $    --
  Granted......................................     49,964          10.00
                                                 ---------
Outstanding at December 31, 1998...............     49,964          10.00
  Granted......................................  1,627,246          11.91
                                                 ---------
Outstanding at December 31, 1999...............  1,677,210          11.86
  Granted......................................  3,544,813          17.37
  Forfeited....................................    (32,176)        (14.91)
                                                 ---------
Outstanding at December 31, 2000...............  5,189,847        $ 15.28
                                                 =========        =======
Options exercisable at December 31, 1998.......         --        $    --
                                                 =========        =======
Options exercisable at December 31, 1999.......    118,163        $ 10.00
                                                 =========        =======
Options exercisable at December 31, 2000.......    678,352        $ 10.66
                                                 =========        =======

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

     Exercise prices for options outstanding as of December 31, 2000, ranged from $10 to $20. The following table provides certain information with respect to stock options outstanding at December 31, 2000:

                                                              WEIGHTED-AVERAGE
                                                                 REMAINING
                           STOCK OPTIONS   WEIGHTED-AVERAGE   CONTRACTUAL LIFE
RANGE OF EXERCISE PRICES    OUTSTANDING     EXERCISE PRICE       (IN YRS.)
------------------------   -------------   ----------------   ----------------
$10.00 - $15.50              2,996,379          $11.95              8.96
$15.51 - $20.00              2,193,468           19.83              9.86
                             ---------          ------              ----
                             5,189,847          $15.28              9.34
                             ---------          ------              ----

     The following table provides certain information with respect to stock options exercisable at December 31, 2000:

                           STOCK OPTIONS   WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES    EXERCISABLE     EXERCISE PRICE
------------------------   -------------   ----------------
$10.00 - $15.50               678,352           $10.66
$15.51 - $20.00                    --               --
                              -------           ------
                              678,352           $10.66
                              =======           ======

     The weighted-average fair values at date of grant for options granted during 1998, 1999 and 2000 were $0, $8.96, and $15.60, respectively, and were estimated using the Black-Scholes option valuation model with the following weighted-average assumptions:

                                                      1998    1999     2000
                                                      ----    ----     ----
Expected life in years..............................   10        10       10
Risk-free interest rate.............................  N/A      5.12%    5.11%
Volatility..........................................  N/A     16.40%   35.00%
Dividend yield......................................   --        --       --

     Orion Power's pro forma information for the years ended December 31, 1999 and 2000, prepared in accordance with the provisions of SFAS No. 123, is provided below. The pro forma impact for the period from March 10, 1998 (Date of Inception) to December 31, 1998 was not material. For purposes of pro forma disclosures, stock-based compensation is amortized to expense on a straight-line basis over the vesting period.

                                                        1999            2000
                                                        ----            ----
                                                       (DOLLARS IN THOUSANDS,
                                                      EXCEPT PER SHARE AMOUNTS)
Pro forma net income................................   $4,711          $17,853
Pro-forma net income per common share -- basic......   $ 0.33          $  0.29
Pro forma net income per common share -- assuming
  dilution..........................................   $ 0.32          $  0.28

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

10. INCOME TAXES

     The sources of and differences between the financial accounting and tax basis of Orion Power's assets and liabilities which give rise to the net deferred tax assets and net deferred tax liabilities as of December 31, 1999 and 2000, respectively, are as follows (in thousands):

                                                           1999                  2000
                                                    -------------------   -------------------
                                                    CURRENT   LONG-TERM   CURRENT   LONG-TERM
                                                    -------   ---------   -------   ---------
Accumulated deferred income taxes:
  Deferred tax assets --
     Accruals and Prepaids........................  $   --    $     --    $15,352   $  1,090
     Net operating loss carryforward..............      --          --         --      5,853
     Amortization differences on intangibles......      --          --        517      6,720
     Long-term liabilities assumed in
       acquisition................................     938       8,007         --     17,964
     Deferred compensation........................      --          44         --        532
     Acquisition costs............................     145       3,109        122      3,172
                                                    ------    --------    -------   --------
Total deferred tax assets.........................   1,083      11,160     15,991     35,331
                                                    ------    --------    -------   --------
  Deferred tax liabilities --
     Depreciation differences on property and
       equipment..................................      --      (5,308)        --    (25,582)
     Difference in asset basis of property and
       equipment..................................      --      (8,946)        --    (18,680)
     Other........................................      --          --     (1,071)        --
                                                    ------    --------    -------   --------
Total deferred liabilities........................      --     (14,254)    (1,071)   (44,262)
                                                    ------    --------    -------   --------
Net accumulated deferred income tax assets
  (liabilities)...................................  $1,083    $ (3,094)   $14,920   $ (8,931)
                                                    ======    ========    =======   ========

     The components of the income tax (benefit) provision during the period from March 10, 1998 (Date of Inception) to December 31, 1998, and for the years ended December 31, 1999 and 2000, are as follows:

                                                        1998       1999      2000
                                                        ----       ----      ----
Current:
  Federal............................................  $    --    $1,378    $14,417
  State..............................................       --       401     13,825
                                                       -------    ------    -------
                                                            --     1,779     28,242
                                                       -------    ------    -------
Deferred:
  Federal............................................     (880)    2,418      1,079
  State..............................................     (126)      599     (9,079)
                                                       -------    ------    -------
                                                        (1,006)    3,017     (8,000)
                                                       -------    ------    -------
Total income tax (benefit) provision.................  $(1,006)   $4,796    $20,242
                                                       =======    ======    =======

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

     The tax (benefit) provision differs from the amounts obtained by applying the statutory U.S. Federal income tax rate to pre-tax income from operations. The differences are reconciled as follows (in thousands):

                                                        1998       1999      2000
                                                        ----       ----      ----
Income tax (benefit) provision computed at Federal
  statutory rates....................................  $  (892)   $3,660    $17,073
Permanent differences................................       --       484         84
State income taxes, net of Federal income tax
  benefit............................................      (83)      650      3,085
Other................................................      (31)        2         --
                                                       -------    ------    -------
Total................................................  $(1,006)   $4,796    $20,242
                                                       =======    ======    =======

     As of December 31, 2000, Orion Power had state net operating loss carryforwards of (in thousands) $9,004, which are due to expire in tax years 2010 through 2020.

11. EARNINGS PER SHARE

     The impact of 2,500 stock options from the second quarter of 2000 and 2,077,000 stock options from the fourth quarter of 2000 have been excluded from diluted EPS due to their antidilutive effect. The following table shows the computation of Orion Power's basic and diluted EPS for 1998, 1999 and 2000 and for the three month period March 31, 2001 (in thousands, except per share data).

                                                                           PER SHARE
                                               NET INCOME      SHARES        AMOUNT
                                               ----------      ------      ---------
For the period from March 10, 1998 (Date of
  Inception) to December 31, 1998:
  Basic EPS --...............................   $(1,542)        119,200    $   (12.94)
     Effect of dilutive securities...........        --              --
                                                -------      ----------
  Diluted EPS --.............................   $(1,542)        119,200    $   (12.94)
                                                =======      ==========    ==========
For the year ended December 31, 1999:
  Basic EPS --...............................   $ 5,662      14,344,400    $     0.39
     Effect of dilutive securities
       Stock options.........................        --          83,700
       Warrants..............................        --         518,800
                                                -------      ----------
  Diluted EPS --.............................   $ 5,662      14,946,900    $     0.38
                                                =======      ==========    ==========
For the year ended December 31, 2000:
  Basic EPS --...............................   $28,539      61,755,269    $     0.46
     Effect of dilutive securities:
       Stock options.........................        --         480,364
       Warrants..............................        --       2,202,685
                                                -------      ----------
  Diluted EPS --.............................   $28,539      64,438,318    $     0.44
                                                =======      ==========    ==========
For the three month period ended March 31,
  2001:
  Basic EPS -- ..............................   $15,117      93,095,900    $     0.16
     Effect of dilutive securities:
       Stock Options.........................        --       1,154,860
       Warrants..............................        --       3,905,640
                                                -------      ----------
  Diluted EPS -- ............................   $15,117      98,156,400    $     0.15
                                                =======      ==========    ==========

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

12.  DERIVATIVE INSTRUMENTS, FAIR VALUE OF FINANCIAL INSTRUMENTS, RISK FACTORS

DERIVATIVE INSTRUMENTS

     Effective January 1, 2001, Orion Power adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," (the "Statement") as amended by SFAS Nos. 137 and 138. This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are recorded as OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in fair value of cash flow hedges are recognized into earnings.

     Orion Power uses derivative instruments to manage exposures to interest rate and commodity price risks. Orion Power's objective for holding derivatives is to minimize the variability in Orion Power's cash flow using the most effective methods to eliminate or reduce the impacts of these risks. Orion Power does not use derivative financial instruments for speculative or trading purposes.

     The adoption of the Statement resulted in a pre-tax reduction to OCI of approximately $56,975,000 (approximately $33,331,000 after taxes). This transition adjustment represented the fair value of the Company's derivative instruments related to interest rate swaps and commodity price contracts recognized as cash flow hedges. The reduction in OCI for the three months ended March 31, 2001, is attributable to valuation losses of approximately $11,737,000 on Orion Power's interest rate swaps, offset by the reclassifications out of OCI of approximately $2,552,000 in gains from Orion Power's commodity contracts. The net derivative losses included in OCI will be reclassified into earnings during the next twelve months.

     At March 31, 2001, Orion Power had derivative assets of approximately $768,000 and liabilities of approximately $80,988,000 related to the fair values of Orion Power's derivative contracts. The derivative assets and liabilities are recorded in prepaid expenses and other current assets, and other current liabilities, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     Orion Power's financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, interest, taxes and other accounts payable, accrued expenses, notes payable and long-term debt. The fair value of these financial instruments, except for notes payable, senior notes and the fixed rate component of the Liberty Credit Facility, approximates their carrying value as of December 31, 2000, due to their short-term nature or due to the fact that the interest rate paid on the debt is variable.

     The carrying amount of the notes payable as of December 31, 1999, was approximately $71,100,000 with a fair value of approximately $65,800,000. The carrying amount of the senior notes and the fixed component of the Liberty Credit facility as of December 31, 2000 was approximately $474,300,000, with a fair value of approximately $529,289,000. The fair value was estimated using discounted cash flow analysis, based on Orion Power's current incremental borrowing rate and the approximate carrying value based on quoted market prices for similar types of borrowing arrangements.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

     The fair value of interest rate swap agreements, which are not carried on the balance sheet, is estimated by determining the difference between the fixed payments on the agreements and what the fixed payments would be based on current market fixed rates for the appropriate maturity, then calculating the present value of that difference for the remaining terms of the agreements at current fixed market rates. The estimated value of interest rate swap agreements was an asset of approximately $2,400,000 and a liability of approximately $56,500,000 at December 31, 1999 and 2000, respectively.

INTEREST RATE RISK

     Orion Power's variable rate credit facilities expose the Company to uncertain future cash flows due to variability in future interest payments or floating rate debt. To mitigate this variability in cash flows, Orion Power executes pay fixed interest rate swaps. The swaps allow the Company to effectively fix its cost of funding on the hedged floating rate notes.

COMMODITY PRICE RISK

     Orion Power is exposed to earnings volatility due to changes in the future market prices of commodities bought and sold in the normal course of business. To hedge against this exposure, Orion Power executes commodity swaps and commodity futures agreements for the forward sale of electricity, the forward purchases of natural gas and oil as well as financial tolling contracts. The forward sales of electricity are designated as cash flow hedges. The remaining contracts have not been designated as hedges and therefore the gains and losses on those derivative contracts are recorded directly as income. The net gain attributable to the change in these derivative contract's fair value for the three months ended March 31, 2001, was approximately $1,521,000 and is included in operating expenses on the accompanying consolidated statements of operations.

MARKET RISK

     Market risk is the potential loss Orion Power may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodities-related instruments, including derivatives, are subject to market risk. Orion Power's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of interest rates, as well as market volatility and illiquidity. Orion Power's risk management policies limit the amount of total net exposure and rolling net exposure during stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Orion Power's objectives.

CREDIT RISK

     Orion Power is exposed to losses in the event of nonperformance by counterparties to its derivative financial instruments. Credit risk is measured by the loss Orion Power would record if its counterparties failed to perform pursuant to terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Orion Power has established controls to determine and monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate Orion Power's exposure to counterparty credit risk. Additionally, Orion Power may require counterparties to pledge additional collateral when deemed necessary.

     Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of counterparties have similar business characteristics or are engaged in like

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. Orion Power monitors credit risk on both an individual and group counterparty basis.

13.  STOCKHOLDERS' EQUITY

     In accordance with the Second Amended and Restated Stockholder's Agreement (the Agreement) dated November 5, 1999, the stockholders were required to purchase common stock when capital was needed for the acquisition and management of portfolio assets, as defined in the Agreement. As of April 28, 2000, the stockholders had fulfilled their commitments under the Agreement.

     The Agreement also states that at the time of a capital call, Orion Power shall issue warrants to GSCP and CPS for shares of Orion Power common stock in accordance with certain formulas, as defined in the Agreement. Under the terms of the original stockholders agreement between CPS and GSCP, only GSCP was entitled to receive warrants. The warrants will have an exercise price equal to the subscription price of the common stock ($10.00 or $15.50) and expire on the tenth anniversary of their Issuance. The warrant holder may exercise the warrants for an equivalent number of shares of Orion Power common stock when accompanied by payment of the full exercise price. The warrant holder may also exercise the warrant without payment and would be entitled to a number of shares of Orion Power common stock equivalent to (x) the difference between the aggregate Current Market Price, as defined, less the aggregate exercise price, divided by (y) the Current Market Price of one share of common stock. As of December 31, 1999 and 2000, 4,172,609 and 6,400,400 warrants, respectively, had been issued by Orion Power to GSCP and 705,900 warrants have been issued to Constellation Power Source as of December 31, 2000. No warrants have been exercised as of December 31, 2000, and accordingly, all warrants are outstanding. No more capital is subject to call under this agreement and no more warrants are issuable.

     In April 2000, Orion Power issued 24,326,310 shares of common stock at an average per share price of $12.51 for new proceeds of approximately $304,300,000. Orion Power also issued 7,108,600 shares of common stock in exchange for repayment of notes held by Goldman Sachs in the amount of $71,100,000.

     On August 10, 2000, Orion Power's Board of Directors approved a stock split of 100 to 1 to be effective August 10, 2000. These financial statements reflect the stock split retroactive for all periods presented.

     On November 17, 2000, Orion Power completed an initial public offering of 27,500,000 shares of common stock (3,220,968 shares from a selling stockholder) at $20.00 per share for net proceeds of approximately $452,500,000.

14.  SUBSEQUENT EVENTS

     On March 15, 2001, Orion Power made an initial filing on Form S-4 to register its Senior Notes in April and May 2000 (See Note 5).

15.  QUARTERLY FINANCIAL DATA (UNAUDITED)

     Orion Power's quarterly operating results have fluctuated in the past and may continue to do so in the future as a result of a number of factors, including, but not limited to, the timing and size of acquisitions, the completion of development projects, and variations in levels of production. The following quarterly information is in thousands, except for per share amounts.

                  ORION POWER HOLDINGS, INC. AND SUBSIDIARIES

                                                             QUARTER ENDED
                                          ---------------------------------------------------
                                          MARCH 31    JUNE 30     SEPTEMBER 30    DECEMBER 31
                                          --------    --------    ------------    -----------
2000
Operating Revenues......................  $105,506    $236,168      $343,010       $272,885
Operating Income........................  $ 28,918    $ 65,689      $ 59,586       $ 47,977
Net Income..............................  $  8,294    $  5,456      $  3,921       $ 10,868
Net Income per share -- basic...........  $   0.23    $   0.09      $   0.05       $   0.13
Net Income per share -- diluted.........  $   0.22    $   0.09      $   0.05       $   0.13
1999
Operating Revenues......................  $    933    $  1,090      $ 35,612       $ 96,439
Operating (Loss) Income.................  $   (752)   $ (2,016)     $ 12,019       $ 25,150
Net (Loss) Income.......................  $   (504)   $ (1,175)     $  2,683       $  4,658
Net (Loss) Income per share -- basic....  $  (0.27)   $  (0.61)     $   0.13       $   0.14
Net (Loss) Income per
  share -- diluted......................  $  (0.27)   $  (0.61)     $   0.13       $   0.13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Orion Power Holdings, Inc.:

     We have audited in accordance with auditing standards generally accepted in the United States, the consolidated financial statements of Orion Power Holdings, Inc. and subsidiaries, incorporated by reference in this Form S-1, and have issued our report thereon dated March 2, 2001. Our audit was made for the purpose of forming an opinion on those statements as a whole. The schedule listed in the index of financial statements is the responsibility of the company's management and is presented for the purposes of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP

Vienna, Virginia
March 2, 2001
(except with respect to the matters discussed in Note M, as to which the date is March 15, 2001)

                           ORION POWER HOLDINGS, INC.
                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                            CONDENSED BALANCE SHEETS
                        AS OF DECEMBER 31, 1999 AND 2000
                                 (IN THOUSANDS)

                                                                1999         2000
                                                              --------    ----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 78,081    $  133,653
  Restricted cash...........................................       651            --
  Due from affiliates.......................................    17,112       149,910
  Prepaid expenses and other current assets.................       132         1,294
                                                              --------    ----------
TOTAL CURRENT ASSETS........................................    95,976       284,857
                                                              --------    ----------
PROPERTY AND EQUIPMENT:
  Property and equipment....................................     2,936         3,333
  Less accumulated depreciation.............................      (218)         (564)
                                                              --------    ----------
PROPERTY AND EQUIPMENT, NET.................................     2,718         2,769
DEFERRED TAX ASSET..........................................     3,911        28,212
Deferred financing fees, net of accumulated amortization of
  $1,082 at December 31, 2000...............................        --        12,118
Prepaid expenses and other noncurrent assets................        --         2,200
INVESTMENT IN SUBSIDIARIES..................................   370,787     1,350,831
                                                              --------    ----------
TOTAL ASSETS................................................  $473,392    $1,680,987
                                                              ========    ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $     --    $      742
  Accrued expenses..........................................     4,729        17,226
  Accrued income taxes......................................        --            --
  Accrued interest..........................................     2,161         8,237
                                                              --------    ----------
TOTAL CURRENT LIABILITIES...................................     6,890        26,205
Notes payable to stockholders...............................    71,086            --
Long-term debt..............................................        --       400,000
                                                              --------    ----------
TOTAL LIABILITIES...........................................    77,976       426,205
                                                              --------    ----------
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value: 200,000,000 shares
     authorized; 36,162,629 and 93,095,926 shares issued and
     outstanding, respectively..............................       362           931
  Additional paid-in capital................................   393,416     1,230,467
  Deferred compensation.....................................    (1,811)       (3,359)
  Notes receivable from officers............................      (671)       (5,916)
  Retained earnings.........................................     4,120        32,659
                                                              --------    ----------
TOTAL STOCKHOLDERS' EQUITY..................................   395,416     1,254,782
                                                              --------    ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $473,392    $1,680,987
                                                              ========    ==========

 The accompanying notes are an integral part of these condensed balance sheets.

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                     CONDENSED STATEMENTS OF (LOSS) INCOME
  FOR THE PERIOD FROM MARCH 10, 1998 (DATE OF INCEPTION) TO DECEMBER 31, 1998
               AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                                 (IN THOUSANDS)

                                              FOR THE PERIOD FROM          FOR THE YEAR ENDED
                                                 MARCH 10, 1998       ----------------------------
                                              (DATE OF INCEPTION)     DECEMBER 31,    DECEMBER 31,
                                              TO DECEMBER 31, 1998        1999            2000
                                              --------------------    ------------    ------------
REVENUE.....................................        $    --             $    --         $     --
EXPENSES:
  General and administrative................          2,150               4,441           12,513
  Depreciation and amortization.............             --                 218              346
  Charge for buyout of operations and
     maintenance contracts with a related
     party..................................             --                  --           19,000
                                                    -------             -------         --------
                                                      2,150               4,659           31,859
                                                    -------             -------         --------
OPERATING LOSS..............................         (2,150)             (4,659)         (31,859)
INTEREST INCOME.............................             12                 265            6,019
INTEREST EXPENSE............................           (136)             (2,933)         (35,633)
                                                    -------             -------         --------
LOSS BEFORE BENEFIT FOR INCOME TAXES........         (2,274)             (7,327)         (61,473)
TAX BENEFIT.................................         (1,006)             (2,905)         (24,301)
EQUITY IN EARNINGS FROM SUBSIDIARIES........           (274)             10,084           65,711
                                                    -------             -------         --------
NET (LOSS) INCOME...........................        $(1,542)            $ 5,662         $ 28,539
                                                    =======             =======         ========

    The accompanying notes are an integral part of these condensed financial statements.

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT
                       CONDENSED STATEMENTS OF CASH FLOWS
           FOR THE PERIOD FROM MARCH 10, 1998 (DATE OF INCEPTION) TO
      DECEMBER 31, 1998 AND FOR THE YEARS ENDED DECEMBER 31, 1999 AND 2000
                                 (IN THOUSANDS)

                                                     FOR THE PERIOD FROM        FOR THE YEAR ENDED
                                                        MARCH 10, 1998      ---------------------------
                                                     (DATE OF INCEPTION)    DECEMBER 31,   DECEMBER 31,
                                                     TO DECEMBER 31, 1998       1999           2000
                                                     --------------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net (loss) income................................        $ (1,542)         $   5,662      $   28,539
  Adjustments to reconcile net loss to net cash
    used in operating activities --
    Equity in earnings from subsidiaries...........             275            (10,084)        (65,711)
    Deferred income taxes..........................          (1,006)            (2,905)        (24,301)
    Depreciation and amortization..................              --                218           1,428
    Deferred compensation..........................              --                106           1,303
    Change in notes receivable from officers.......              --                 --            (244)
    Change in assets and liabilities:
       Restricted cash.............................              --               (651)            651
       Due from affiliates.........................              --            (17,112)       (132,798)
       Prepaid expenses and other current assets...              (2)              (130)         (3,362)
       Accounts payable............................              --                 --             742
       Accrued expenses............................             605              4,123          12,497
       Accrued interest............................              54              2,107           6,076
                                                           --------          ---------      ----------
Net cash used in operating activities..............          (1,616)           (18,666)       (175,180)
                                                           --------          ---------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment...............              --             (2,936)           (397)
  Investment made in subsidiaries..................         (18,600)          (342,377)       (914,333)
                                                           --------          ---------      ----------
Net cash used in investing activities..............         (18,600)          (345,313)       (914,730)
                                                           --------          ---------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Capital contribution from stockholders...........          18,610            382,330         758,682
  Payments of deferred financing costs.............              --                 --         (13,200)
  Distribution to stockholders.....................              --             (9,750)             --
  Proceeds from senior notes and credit facility...              --                 --         420,000
  Payments on credit facility......................              --                 --         (20,000)
  Proceeds from notes payable to stockholders......           1,735            110,539              --
  Payments on notes payable to stockholders........              --            (41,188)             --
                                                           --------          ---------      ----------
Net cash provided by financing activities..........          20,345            441,931       1,145,482
                                                           --------          ---------      ----------
CHANGE IN CASH AND CASH EQUIVALENTS................             129             77,952          55,572
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.....              --                129          78,081
                                                           --------          ---------      ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD...........        $    129          $  78,081      $  133,653
                                                           ========          =========      ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for --
    Interest.......................................        $     83          $     826      $   28,475
                                                           ========          =========      ==========
    Income taxes...................................        $     --          $      --      $       --
                                                           ========          =========      ==========
  Noncash disclosures --
    Notes receivable from officers.................        $     --          $      --      $    5,001
                                                           ========          =========      ==========
    Conversion of notes payable to equity..........        $     --          $      --      $   71,086
                                                           ========          =========      ==========

    The accompanying notes are an integral part of these condensed financial statements.

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 2000

     A) The accompanying condensed financial information of Orion Power Holdings, Inc. ("Orion Power") presents the financial position, results of operations and cash flows of the Parent Company with the investment in, and operations of, consolidated subsidiaries with restricted net assets on the equity method of accounting.

     B) DEFERRED FINANCING COSTS

     Financing costs, consisting primarily of the costs incurred to obtain debt financing, are deferred and amortized using the effective interest method, over the term of the related permanent financing. Amortization expense is included in interest expense on the accompanying statements of (loss) income.

     C) CREDIT AGREEMENTS

     NEW YORK CREDIT AGREEMENT. On July 30, 1999, Orion Power New York, LP (Orion NY), a wholly owned subsidiary of Orion Power, entered into a $730,000,000 secured credit agreement. The banks agreed to provide an acquisition facility in an amount of up to $700,000,000 (the Acquisition Loans), and a revolving working capital facility in an amount of up to $30,000,0000 (the Working Capital Facility) (collectively, the New York Credit Agreement). The New York Credit Agreement has a maturity of December 31, 2002, for all indebtedness. The net proceeds under the New York Credit Agreement were used to finance the Hydro Assets and New York City Assets acquisitions.

     The borrowings under each facility bear interest at a floating rate. At Orion NY's option, the interest rate will be determined as either the Base Rate as defined or LIBOR plus an applicable margin. The rate as of December 31, 1999 and 2000, was 7.315 percent and 8.097 percent, respectively. The Acquisition Loans and Working Capital Facility are secured by substantially all of the assets of Orion NY.

     As of December 31, 1999 and 2000, Orion NY had $700,000,000 and $650,000,000 of the Acquisition Loans outstanding, respectively. As of December 31, 1999, and December 31, 2000, Orion NY had $16,000,000 and $0, respectively, of the Working Capital Loans outstanding. Under the Working Capital Facility, an additional $10,000,000 is used to provide a letter of credit in favor of Consolidated Edison in conjunction with the New York City Assets acquisition.

     In accordance with the New York Credit Agreement, Orion NY entered into a Deposit Account Agreement with Bank of America, N.A. Accordingly, Orion NY established 12 restricted use accounts for the disbursement of its revenues. As of December 31, 1999 and 2000, the total balance in these restricted use accounts totaled $56,214,000 and $116,478,000, respectively.

     MIDWEST CREDIT AGREEMENT. On April 28, 2000, Orion Power MidWest entered into a $1,200,000,000 secured credit agreement. The banks agreed to provide acquisition loans of $1,110,000,000 (the Acquisition Loans) and a revolving working capital facility of $90,000,000 (the Working Capital Facility) (collectively, the "MidWest Credit Agreement"). The MidWest Credit Agreement has a maturity date of October 28, 2002, for all indebtedness. The net proceeds under the MidWest Credit Agreement were used to finance the acquisition of the Midwest Assets.

     As of December 31, 2000, Orion Power MidWest had $1,110,000,000 and $60,137,000 of Acquisition Loans and Working Capital Facility outstanding, respectively. Under the working capital facility, Orion Power MidWest is required to provide a $10,000,000 letter of credit in favor of Duquesne as part of the POLR contract.

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

     The borrowings under the MidWest Credit Agreement bear interest at a floating rate. At Orion Power MidWest's option, the interest rate will be determined as either the Base Rate as defined or LIBOR plus an applicable margin. The rate as of December 31, 2000 was 8.489 percent. The credit agreement is secured by substantially all the assets of Orion Power MidWest.

     In accordance with the MidWest Credit Agreement, Orion Power MidWest entered into a Deposit Account Agreement with Bank of America, N.A. Accordingly, Orion Power MidWest established 12 restricted use accounts for the disbursement of its revenues. As of December 31, 2000, the total balances in these restricted accounts were approximately $62,884,000.

     Under the New York Credit Agreement and the MidWest Credit Agreement (collectively, the "Credit Agreements"), Orion NY and Orion Power MidWest are restricted from distributing cash to Orion Power. These credit agreements provide for various accounts to be created, into which all operating revenues and other cash receipts are deposited, and from which operating expenses, repayments of the loan facilities and distributions to Orion Power may be made. The lenders under each credit agreement have a security interest in all amounts on deposit in the accounts and if there is an event of default under the appropriate credit agreement, the lenders will be able to immediately exercise their security interest on any funds contained in that credit facility's accounts.

     Distributions to Orion Power may only be made after satisfaction of the following -- (1) all operating expenses of the applicable subsidiary; (2) all debt service payments under the appropriate credit agreement; (3) 50 percent of the Excess Cash Flow, as defined, has been used to prepay each credit agreement; and (4) any other required prepayments. After satisfaction of the aforementioned items, the Credit Agreements allow Orion NY and Orion Power MidWest to pay dividends and make other distributions to Orion Power up to the limit of $100,000,000 over the life of the New York Credit Agreement and $175,000,000 over the life of the MidWest Credit Agreement. As of December 31, 2000, no dividends or distributions had been made to Orion Power. On February 21, 2001, Orion NY made a distribution of approximately $37,190,000 to Orion Power.

     Among other restrictions, the Credit Agreements also contain customary affirmative covenants and significant negative covenants including a requirement that expenditures be within 105 percent of their budgeted amounts and that a debt service coverage ratio of at least 1.5 to 1.0 be maintained. In addition, the following events are also events of default under the New York Credit Agreement -- reduction in the rule requiring New York City power retailers to procure capacity equal to at least 80 percent of forecasted peak demand from in-city generation sources to less than 75 percent and a reduction in the price cap for capacity from in-city generators from $105 per kilowatt year to less than $90 per kilowatt year.

     LIBERTY CREDIT AGREEMENT. In December 2000, in connection with our acquisition of Columbia Electric Corporation, Orion Power assumed a credit facility entered into by Liberty Electric Power, LLC (Liberty), a wholly-owned subsidiary of Columbia Electric Corporation. This credit facility, entered into by Liberty in July 2000, provides for the following:

          (1) a construction/term loan in an amount of up to $105,000,000;

          (2) an institutional term loan in an amount of up to $165,000,000;

          (3) an equity bridge loan in an amount of up to $41,000,000;

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

          (4) a revolving working capital facility for an amount of up to $5,000,000; and

          (5) a debt service reserve letter of credit of $17,500,000.

     Amounts outstanding under the facility bear interest at a floating rate for a portion of the facility, which may be either the Base Rate as defined or LIBOR plus an applicable margin, and a fixed rate for the remainder. At December 31, 2000, the interest rate was 7.81 percent on the floating rate component and 9.15 percent on the fixed rate portion. As of December 31, 2000, Orion Power Development had $73,200,000 and $74,300,000 of the floating rate and fixed rate portions of the facility outstanding, respectively. The lenders have a security interest in substantially all of the assets of Orion Power Development and have negative pledges on other fixed assets, Orion Power Development also pays facility fees on the working capital facility and the debt service reserve letter of credit.

     The construction/term loan, the institutional term loan and the equity bridge loan mature on the earlier of October 1, 2002, or a date on which the conditions precedent to conversion to a term loan are met. The debt service reserve letter of credit becomes available for use when the conditions precedent to conversion to a term loan are met and matures five years thereafter. The working capital facility becomes available for use six months prior to the scheduled conversion date and matures five years thereafter. The construction/term loan converts to an amortizing term loan when the conditions precedent to conversion to a term loan are met and matures 10 years thereafter. The institutional term loan has a final maturity date of April 15, 2026.

     Each credit agreement is an independent recourse project financing secured by the assets of the applicable borrower without recourse to any other Orion Power financing facility.

     D) NOTES PAYABLE

     During 1999, Orion Power entered into several promissory notes payable with CPS and GSCP in order to provide funding for acquisitions and operations. The total borrowings under these notes amounted to approximately $41,200,000 and $71,100,000 to CPS and GSCP, respectively. Each promissory note was due five years from the date of the note. Earlier repayment of the debt was required in the event of a public offering, sale, liquidation or merger of Orion Power. Interest on the unpaid principal balance accrued at 7 percent and was payable semi-annually from the respective anniversary dates.

     On November 8, 1999, Orion Power repaid the total balance due to CPS with the funds from the capital call of Mitsubishi and TEPCO. On April 28, 2000, Orion Power converted $71,100,000 of notes payable to GSCP into 7,108,600 shares of common stock.

     E) SENIOR NOTES

     In April and May 2000, Orion Power issued a total of $400,000,000 of 12 percent senior notes, due 2010 (the Senior Notes). The proceeds were used to assist in the financing of the acquisition of the Midwest Assets. Interest is paid semiannually in May and November of each year. The Senior Notes are senior unsecured obligations and rank pari passu with all of Orion Power's existing and future unsecured indebtedness.

     Before May 1, 2003, Orion Power may redeem up to 35 percent of the notes issued under the indenture at a redemption price of 112 percent of the principal amount of the notes redeemed, plus accrued and unpaid interest and special interest, with the net cash proceeds of an equity offering provided that certain provisions under the indenture are met. Orion Power is

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes.

     Each holder of the Senior Notes will have the right to require Orion Power to repurchase the notes pursuant to a change of control offer as set forth in the indenture. The Senior Notes are not guaranteed by any of Orion Power's subsidiaries.

     F) REVOLVING SENIOR CREDIT FACILITY

     On July 27, 2000, Orion Power entered into a $75,000,000 revolving senior credit facility. The credit facility matures in December 2002. Amounts outstanding under the facility bear interest at a floating rate. The facility is unsecured and ranks pari passu with all of Orion Power's senior debt. As of December 31, 2000, there were no outstanding amounts under this facility and $46,000,000 had been used to post letters of credit to support various payout obligations.

     G) INTEREST EXPENSE

     Total interest expense under the debt obligations, including amortization of deferred financing costs, for the period from March 10, 1998 (Date of Inception) to December 31, 1998 and the years ended December 31, 1999, and 2000, was (in thousands) $136, $2933 and $35,633, respectively.

     H) STOCKHOLDER FEES

     As part of the original stockholders agreement between CPS and GSCP and the Second Amended and Restated Stockholders Agreement, Orion Power was required to pay a total of 1 percent of the aggregate consideration paid in an acquisition to its stockholders -- GSCP, CPS, Mitsubishi, and TEPCO. Orion Power paid a total of $9,750,000 in August and September 1999 to GSCP and CPS, and paid a total of $17,050,000 in June 2000, to the four primary stockholders. These payments are recognized as a distribution to stockholders in the accompanying statement of changes in stockholders' equity.

     Additionally, Goldman Sachs had the right to provide all investment banking services to Orion Power on an arms' length basis with regard to terms, conditions and pricing. In association with the investment by Mitsubishi and TEPCO on November 5, 1999 and April 28, 2000, Orion Power was required to pay a 2 percent fee to Goldman Sachs, in accordance with the Second Amended and Restated Stockholder's Agreement. The amounts of these payments are approximately $2,400,000 and $1,600,000, respectively. Orion Power charged the fee against additional paid-in capital.

     Both of the obligations related to payments of shareholders fees ended during 2000.

     I) NOTES RECEIVABLE FROM OFFICERS

     Certain officers were required to purchase shares of Orion Power's common stock under their employment agreements. As of December 31,1999, these officers owed Orion Power $671,000 related to the purchase of approximately 97,500 shares of common stock and related interest. As of December 31, 2000, these officers owed Orion Power $5,916,000 related to the purchase of 742,700 shares of common stock, and related interest.

     J) TURBINE PURCHASES

     In September 2000, Orion Power entered into a letter of intent for the delivery over the next four years of 10 combustion turbine generators from Siemens Westinghouse Power Corporation

                           ORION POWER HOLDINGS, INC.

                 CONDENSED FINANCIAL INFORMATION OF REGISTRANT

             NOTES TO CONDENSED FINANCIAL STATEMENTS -- (CONTINUED)

as part of the repowering and new development efforts. The total purchase price made is approximately $345,000,000, substantially all of which is payable at various times in 2003 and 2004. Orion Power made a $5,000,000 deposit on behalf of Orion Power Development during 2000 and will pay an additional $5,000,000 on their behalf by the end of the first quarter of 2001. Furthermore, as part of Orion Power's acquisition of Columbia Electric Corporation, Orion Power acquired the rights to purchase eight additional turbine generators which will be installed in the projects under construction. As of December 31, 2000, approximately $33,900,000 remained to be paid for these eight turbines, of which $32,000,000 was due at December 31, 2000.

     K) LEASES

     Orion Power has entered in various noncancelable operating lease arrangements for office space, storage space, and office furniture. These leases terminate at various dates through December 2005.

     Future minimum payments due under these leases are as follows (in thousands):

                        YEAR ENDING
                        DECEMBER 31,                          OPERATING
                        ------------                          ---------
  2001......................................................    $204
  2002......................................................     212
  2003......................................................     220
  2004......................................................     227
  2005......................................................     116
Thereafter..................................................      --
                                                                ----
     Total..................................................    $979
                                                                ====
Interest portion............................................
Total.......................................................

     Total rental expense for the period from March 10, 1998 (Date of Inception) to December 31, 1998 and the years ended December 31, 1999 and 2000, was (in thousands) $0, $268 and $205, respectively.

     L) FAIR VALUE OF FINANCIAL INSTRUMENTS.

     Orion Power's financial instruments consist of cash and cash equivalents, restricted cash, due from affiliates, interest, taxes and other accounts payable, accrued expenses, notes payable and long-term debt. The fair value of these financial instruments, except for notes payable and senior notes, approximates their carrying value as of December 31, 2000, due to their short-term nature or due to the fact that the interest rate paid on the debt is variable.

     The carrying amount of the notes payable as of December 31, 1999, was approximately $71,100,000 with a fair value of approximately $65,800,000. The carrying amount of the senior notes as of December 31, 2000, was approximately $400,000,000 with a fair value of approximately $435,250,000. The fair value was estimated using discounted cash flow analysis, based on Orion Power's current incremental borrowing rate and the approximate carrying value based on quoted market prices for similar types of borrowing arrangements.

     M) SUBSEQUENT EVENT.

     On March 15, 2001, Orion Power made an initial filing on Form S-4 to register its Senior Notes issued in April and May 2000 (See Note E).

------------------------------------------------------
------------------------------------------------------

     No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                           -------------------------

                               TABLE OF CONTENTS

                                       Page
                                       ----
Prospectus Summary...................     1
Risk Factors.........................     9
Use of Proceeds......................    23
Common Stock Offering................    23
Price Range of Common Stock..........    24
Dividend Policy......................    24
Capitalization.......................    25
Selected Consolidated Financial and
  Operating Data.....................    27
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................    29
Business.............................    41
Management...........................    63
Principal Stockholders...............    71
Certain Relationships and Related
  Party Transactions.................    74
Description of Convertible Notes.....    80
Certain U.S. Federal Income Tax
  Consequences.......................    94
Description of Capital Stock.........   100
Description of Indebtedness..........   104
Underwriting.........................   109
Legal Matters........................   111
Experts..............................   111
Available Information................   112
Index to Financial Statements........   F-1

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                  $200,000,000

                                  ORION POWER
                                 HOLDINGS, INC.

                4.50% Convertible Senior Notes due June 1, 2008

                           -------------------------

                       [ORION POWER HOLDINGS, INC. LOGO]

                           -------------------------

                              GOLDMAN, SACHS & CO.

                           CREDIT SUISSE FIRST BOSTON

                           DEUTSCHE BANC ALEX. BROWN

                              MERRILL LYNCH & CO.
------------------------------------------------------
------------------------------------------------------